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PROSPECTUS SUPPLEMENT (To Prospectus Dated July 13, 2012)	Pursuant to Rule 424(b)(5) Registration Statement No. 333-181827

U.S.$2,000,000,000

THE STATE TREASURY
of
THE REPUBLIC OF POLAND

Represented by
The Minister of Finance
4.000 percent Notes due 2024

The Notes will bear interest at the rate of percent per year. Interest on the Notes is payable on January 22 and July 22 of each year, beginning on July 22, 2014. The Notes will mature on January 22, 2024. The Notes are not redeemable prior to maturity. Interest on the Notes will accrue from January 22, 2014.

The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.

The Notes contain provisions regarding future modifications to their terms that differ from those applicable to the Republic of Poland’s outstanding securities which have been previously registered with the U.S. Securities and Exchange Commission other than the 5¼ percent Notes due 2014 issued in October 2003, the 5 percent Notes due 2015 issued in September 2005, the 6⅜ percent Notes due 2019 issued in July 2009, the 3⅞ percent Notes due 2015 issued in July 2010, the 5⅛ percent Notes due 2021 issued in April 2011, the 5 percent Notes due 2022 issued in November 2011 and the 3 percent Notes due 2023 issued in September 2012. These provisions are described on pages 55 to 57 of the accompanying Prospectus. Under these provisions, the Republic of Poland may amend payment and other key provisions of the Notes, including the principal amount and interest rate, with the approval of less than all the holders of the Notes.

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. In this prospectus supplement, references to “regulated market” shall mean a regulated market for the purposes of European Parliament and Council Directive 2004/39/EC.

	Per Note	Total

Public Offering	99.194 percent	U.S.$1,983,880,000
Underwriting Discount	0.150 percent	U.S.$ 3,000,000
Proceeds to the State Treasury	99.044 percent	U.S.$1,980,880,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about January 22, 2014, through the book-entry facilities of The Depository Trust Company, Euroclear or Clearstream, Luxembourg.

Barclays	Citigroup	Goldman Sachs International

January 16, 2014

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You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying Prospectus or any free writing prospectus that we provide to you. The State Treasury has not authorized anyone to provide you with different information. The State Treasury is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying Prospectus.

The distribution of this prospectus supplement and the accompanying Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. In particular, offers and sales of the Notes are subject to certain restrictions, details of which are set out in “Offering Restrictions” on page S-48.

The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining this listing.

This prospectus supplement and the accompanying Prospectus will be available free of charge at the principal office of Banque Internationale à Luxembourg, société anonyme, the listing agent.

The State Treasury accepts responsibility for the information contained in this prospectus supplement and in the accompanying Prospectus. To the knowledge and belief of the State Treasury (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and in the accompanying Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

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SUMMARY OF THE OFFERING

Issuer	The State Treasury of the Republic of Poland, represented by the Minister of Finance.

Securities Offered	U.S.$2,000,000,000 principal amount of 4.000 percent notes due 2024 (the “Notes”).

Maturity Date	January 22, 2024.

Redemption Basis	At par on maturity.

Ranking	The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.

Interest Rate	The Notes will bear interest at the rate of 4.000 percent per annum.

Interest Payment Dates	January 22 and July 22 of each year commencing July 22, 2014 for the period commencing from and including January 22, 2014, as described herein.

Markets	The Notes are offered for sale in those jurisdictions both within and outside of the United States where it is legal to make such offers. See “Offering Restrictions”.

Further Issues	The State Treasury reserves the right from time to time without the consent of the holders of the Notes to issue further securities having identical terms and conditions (except for the issue date and public offering price), so that such securities may be consolidated with, form a single series with and increase the aggregate principal amount of, the Notes.

Listing	Application has been made to list the Notes on the regulated market of the Luxembourg Stock Exchange.

Form and Settlement	The Notes will be issued in the form of one or more global notes, or the Global Notes, in fully registered form, without coupons, which will be deposited on or about January 22, 2014, the Closing Date, with Citibank, N.A., London as custodian for, and registered in the name of Cede & Co., as nominee of, The Depository Trust Company, or DTC. Except as described in this prospectus supplement, beneficial interests in the Global Notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes either through DTC in the United States or outside of the United States through Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, if they are participants in such systems, or indirectly through organizations that are participants in such systems.

Except as described in this prospectus supplement, owners of beneficial interests in the Global Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered holders of the Notes under the Notes or the amended and restated fiscal agency agreement governing the Notes. See “Description of the Securities—Form and Settlement” in the Prospectus. It is expected that delivery of the Notes will be made, against payment therefor in same-day funds, on or about January 22, 2014.

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Withholding Tax	Principal of and interest on the Notes are payable by the State Treasury without withholding or deduction for withholding taxes subject to certain exceptions, including withholding taxes that may be imposed pursuant to a European Union Directive on the taxation of savings, to the extent set forth in this prospectus supplement and in the accompanying Prospectus under the heading “Description of the Securities—Payment of Additional Amounts”.

Governing Law	The Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.

Collective Action Clauses	The Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses and are described more fully on pages 55 to 57 of the accompanying Prospectus. Under these provisions, the State Treasury may amend certain key terms of the Notes, including the maturity date, principal amount, interest rate and other payment terms, with the consent of the holders of at least 75 percent of the aggregate principal amount of the outstanding Notes. These provisions differ from those applicable to the Republic of Poland’s outstanding securities which have been previously registered with the U.S. Securities and Exchange Commission other than the 5¼ percent Notes due 2014 issued in October 2003, the 5 percent Notes due 2015 issued in September 2005, the 6⅜ percent Notes due 2019 issued in July 2009, the 3⅞ percent Notes due 2015 issued in July 2010, the 5⅛ percent Notes due 2021 issued in April 2011, the 5 percent Notes due 2022 issued in November 2011 and the 3 percent Notes due 2023 issued in September 2012.

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FORWARD-LOOKING STATEMENTS

This prospectus supplement includes forward-looking statements. All statements other than statements of historical fact included in this prospectus supplement regarding, among other things, Poland’s economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like. Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct. The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus supplement or any other forward-looking statement included herein.

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USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used to finance the Republic of Poland’s State budget borrowing requirements or for general financing purposes. The State Treasury estimates the net proceeds will be approximately U.S.$1,980,680,000.

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RECENT DEVELOPMENTS

European Union Membership

Excessive deficit procedure (“EDP”)

Poland has been subject to the EU’s excessive deficit procedure since 2009. In June 2013 the Economic and Financial Affairs Council (the “Ecofin Council”) issued new recommendations for Poland within the framework of the excessive deficit procedure, because the general government deficit for 2012 reached 3.9 percent of gross domestic product (“GDP”) (down from 5.0 percent for 2011), which meant that Poland did not fulfill the Ecofin Council’s 2012 target of reducing general government deficit to 2.9 percent of GDP. These new recommendations, adopted by the Ecofin Council in June 2013, extended the deadline for reduction of the excessive deficit to 2014 and set new budget deficit targets at 3.6 percent of GDP in 2013 and 3.0 percent of GDP in 2014. The recommendations also required Poland to take effective action to reduce its deficit by October 1, 2013 and to inform the European Commission and the Ecofin Council of any such action.

On October 1, 2013, Poland submitted to the European Commission and the Ecofin Council a report presenting a comprehensive set of measures aimed at reducing Poland’s excessive deficit by 2014, as required by the Ecofin Council’s June 2013 recommendations. Revenue side measures described in the report focus on a reform of the pension system, a review of the tax administration system, strategies for improving tax compliance and the development of new revenue streams through, for example, the auctioning of carbon emission rights, the introduction of royalties on certain mineral resources and the sale of rights to use digital frequencies, as well as through the introduction of an electronic toll collection system. Expenditure side measures described in the report focus on limiting new expenditures, introducing a stabilizing expenditure rule, increasing the retirement age and adopting amendments to the 2013 Budget Act.

The report also presented a new path for fiscal adjustment, since the projected path presented in the Convergence Programme 2013 update (the “CP 2013”) in April 2013 (which was also a basis for the Ecofin Council’s recommendations with respect to the excessive deficit procedure) was not met due to a number of factors. The first half of 2013 showed a slowdown of GDP growth and lower than projected general government revenues due to the impact of automatic stabilizers, pro-cyclical tax elasticity resulting in lower tax revenues, and downward trends in domestic demand and public investment. As a result, general government revenues in 2013 are expected to reach 36.6 percent of GDP, which is 1.3 percentage points lower than the 37.9 percent projected in the CP 2013. In addition, the ratio of general government expenditures to GDP in 2013 is expected to be higher by 0.1 percentage points than predicted in the CP 2013. These increased expenditures were influenced by a greater than expected increase in social spending (by 0.3 percentage points of GDP), which included spending on unemployment benefits, pre-retirement benefits, sickness allowance and the one-off effect of the Constitutional Court’s judgment requiring the recording of certain pension payments to the current year. Expenditures were also influenced by a deeper than expected decline in public investments (by 0.2 percentage points of GDP), which were due to lower absorption of EU funds. Despite consolidation measures taken, the general government deficit is expected to increase, as a percentage of GDP, by 0.9 percentage points in 2013, as compared to 2012, due to a decline in revenues of 1.8 percentage points which was only partially offset by expenditure consolidation of 0.9 percentage points. As a result, the nominal deficit is expected to reach approximately 4.8 percent of GDP in 2013. The increase in the deficit compared to that assumed in the CP 2013 is mostly due to cyclical factors, in particular the decline in tax revenues due to the strong pro-cyclical deterioration in tax elasticity with respect to the tax base. A 4.6 percent GDP surplus is expected in 2014 (with general government revenues anticipated to reach 44.9 percent of GDP and expenditures anticipated to reach 40.4 percent of GDP), largely as a result of the one-off effect of changes in the pension system. Fiscal consolidation measures are expected to continue to reduce the excessive deficit in Poland and, in 2015, general government deficit is expected to reach 3.0 percent of GDP.

On the basis of the information presented in the report submitted by Poland to the European Commission and the Ecofin Council, on December 10, 2013, the Ecofin Council adopted a decision acknowledging that Poland had not taken effective action and issued new recommendations for Poland in relatoin to the excessive deficit situation. Pursuant to these new recommendations, the previous 2014 deadline for ending the excessive deficit was extended to 2015, which is in part a consequence of applying new statistical methodology in assessing deficit reduction set forth in the European System of National and Regional Accounts 2010 (“ESA 2010”) (which is the newest internationally compatible EU accounting framework for a systematic and detailed description of an

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economy). In addition, Poland’s general government deficit targets were set at 4.8 percent of GDP in 2013, 3.9 percent of GDP in 2014 and 2.8 percent of GDP in 2015, excluding any impact of asset transfers resulting from the ongoing pension reform. The new recommendations also required Poland to take effective action to reduce its deficit and to inform the European Commission and the Ecofin Council of any such action by April 15, 2014. In particular, the European Commission expects that Polish authorities should: (i) improve the quality of public finances, in particular through minimizing cuts in growth-enhancing infrastructure investments, as well as through a careful review of social expenditures and their efficiency; (ii) improve tax compliance and increase the efficiency of tax administration; and (iii) make the institutional framework of public finances more binding and transparent, including through adjusting the definitions used in national accounting to ESA 2010 standards and ensuring sufficiently broad coverage, improving intra-annual monitoring of budget execution and ensuring an effective and timely monitoring of compliance with the permanent stabilizing expenditure rule, based on a reliable and independent analysis carried out by independent bodies or bodies endowed with functional autonomy with respect to the fiscal authorities.

Inflow of EU Funds

Inflow of EU funds into Poland since the EU accession is presented below. This table hereby amends and supersedes the corresponding table on page 6 of the accompanying Prospectus.

INFLOW OF EU FUNDS

	2004 (May – December)	2005	2006	2007	2008	2009	2010	2011	2012

	(EUR millions)
Pre-accession funds	483.0	672.2	222.3	0.9	34.7	0.0	0.0	0.0	0.0
Cohesion policy	1,050.2	1,004.6	2,145.7	4,740.6	5,169.8	6,200.5	7,650.3	9,804.4	10,469.0
Common agricultural policy	297.4	1,542.1	1,937.4	2,770.4	2,031.2	2,913.9	3,515.8	4,326.3	4,931.3
Transition facility	0.0	10.3	25.6	33.7	16.8	7.8	3.4	0.0	0.0
Cash flow facility instrument	490.3	612.0	514.3	0.0	0.0	0.0	0.0	0.0	0.0
Schengen facility	103.4	103.9	106.7	0.0	0.0	0.0	0.0	0.0	0.0
Other funds	53.4	73.0	100.2	77.3	139.5	122.4	52.0	130.8	19.8
Migratory funds	0.0	0.0	0.0	0.0	4.5	13.8	7.8	7.5	19.8

Total	2,477.6	4,018.1	5,052.2	7,622.9	7,396.4	9,258.4	11,229.3	14,269.0	15,439.9

Source: Ministry of Finance

The following table sets forth information relating to the use of EU funds from May 2004 until March 2013. This table hereby amends and supersedes the corresponding table on page 6 of the accompanying Prospectus.

(EUR millions)
Current expenditures	37,710.93
Capital expenditures	41,544.67

Total	79,255.60

Source: Ministry of Finance

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The following table sets forth certain information with respect to projected inflow of EU funds for the periods indicated.

PROJECTED INFLOWS OF EU FUNDS

	2013	2014

	(EUR millions)
Common Agricultural Policy	5,566.3	5,450.0
Cohesion Policy	12,189.9	10,044.4

Source: Ministry of Finance

The projected decrease in inflows of EU funds in 2014 is the result of the end of the Multiannual Financial Framework 2007-2013, which called for peak payments in 2013, declining as scheduled in 2014 and beyond. A new Multiannual Financial Framework 2014-2020 is expected to be implemented, but with a relatively low level of payments in 2014 (mainly representing advances on subsequent period payments), and more significant payments by 2016 or early 2017.

The projections of inflows of EU funds are based on the current EU budget and do not reflect legal commitments on behalf of the EU to provide funds. The table of EU funds inflows hereby amends and supersedes the corresponding table on page 6 of the accompanying Prospectus. Projections do not include advanced payments for the Multiannual Financial Framework 2014 – 2020, which are expected to amount to approximately EUR 800 million in 2014.

The following table sets forth certain information with respect to Poland’s contribution to the EU budget for the periods indicated.

OWN RESOURCES PAYMENTS

	May-Dec 2004	2005	2006	2007	2008	2009	2010	2011	2012

	(EUR millions)
Payments related to Gross National Income	890.5	1,561.7	1,661.8	1,723.1	2,120.2	2,215.3	2,487.3	2,641.5	2,504.0
Payments related to VAT	192.7	359.0	418.4	506.5	551.4	452.6	506.9	548.6	516.0
Traditional Own Resources Payments	111.9	268.8	274.8	335.0	437.5	314.8	309.9	363.9	361.1
Rebates and corrections	123.9	189.8	197.5	214.7	293.0	251.0	185.8	179.7	187.6

TOTAL	1,319.0	2,379.4	2,552.5	2,779.3	3,402.1	3,233.7	3,489.9	3,733.8	3,568.7

Source: Ministry of Finance

Relationship with Multilateral Financial Institutions

As of May 31, 2013, Poland’s liabilities to multilateral financial institutions amounted to EUR 12.7 billion and accounted for 21.3 percent of the State Treasury’s total external debt.

World Bank

The World Bank has provided significant financial support for Polish structural reforms as well as for the development of the Polish finance, infrastructure, health, environment and energy sectors. As of May 31, 2013, the World Bank had authorized a total of U.S.$12.4 billion in loans to Poland, approximately U.S.$11.1 billion of which had already been disbursed. These amounts included loans granted to and guaranteed by the Polish State Treasury. As of May 31, 2013, the World Bank’s exposure to Poland, net of principal repayments, amounted to U.S. $6.7 billion.

European Investment Bank

As of May 31, 2013, the European Investment Bank (“EIB”) had committed EUR 42.2 billion to Polish borrowers, of which EUR 29.1billion had already been disbursed. As of December 31, 2012, the EIB’s exposure to Polish borrowers, net of principal repayments, amounted to EUR 23.5 billion.

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European Bank for Reconstruction and Development

Since the beginning of its operations in Poland, the EBRD has committed over EUR 6.1 billion (as of May 31, 2013) in various sectors of the country’s economy (corporate, financial institutions, infrastructure, energy and energy efficiency), of which EUR 0.9 billion was granted to the public sector and EUR 5.2 billion was granted to the private sector. The EBRD has also helped arrange over EUR 31.4 billion of commitments from other sources of financing for the Republic and, as of October 1, 2013, had undertaken 318 projects in the country.

The International Monetary Fund

On January 18, 2013, the Executive Board of The International Monetary Fund (“IMF”) approved a two-year extension of Poland’s credit line, subject to review after the first year, in the amount of 22 billion (approximately U.S.$33.8 billion) of special drawing rights (“SDRs”), under the IMF’s Flexible Credit Line (“FCL”). The FCL is designed to provide assistance to countries with sound economic fundamentals, policies and track records of policy implementation. Poland intends to continue to treat the FCL as precautionary and is not currently planning to draw on the facility. This current credit line succeeds three previous FCL arrangements concluded in January 2011, July 2010 and May 2009. Prior to 2009, the most recent financial arrangement with the IMF was a SDR 333.3 million stand-by arrangement which was approved in 1994 and fully repaid in 1995.

Under Article IV of the IMF’s Articles of Agreement, the IMF is in charge of (i) overseeing the international monetary system to ensure its effective operation, and (ii) monitoring each member’s compliance with its policy obligations. On May 16, 2013, the IMF concluded its Article IV mission on Poland. The IMF emphasized that policy-makers should take proactive steps to stimulate the economy in the short-term, including through reductions in non-priority spending and further interest rate cuts to combat decelerating inflation. The IMF also predicted that continued challenging economic conditions in Poland may impede efficient tax collection, which would have a negative effect on general government deficit. The IMF had previously estimated that the general government deficit would increase to reach 4.0 percent of GDP in 2013 before dropping to 3.3 percent in 2014. As noted above under “European Union Membership – Excessive Deficit Procedure”, the government expects the general government deficit to increase to 4.8 percent of GDP for 2013.

Over the medium-term, the IMF predicted a more positive economic outlook for Poland and outlined suggested measures of continued fiscal consolidation to reduce the public debt ratio, as well as labor and business environment reforms to stimulate growth. Poland has already undertaken some of these measures, including amendments to the Labor Code aimed at protecting businesses in times of economic downturn, passed on May 21, 2013.

International Development Association

Since 1988, Poland has been a member and contributor to the International Development Association (“IDA”), which grants preferential long-term loans to the world’s poorest countries. As of June 30, 2013, Poland’s contribution to the IDA amounted to 33.52 million of SDRs, of which 26.08 million SDRs have already been paid. Additionally, in 2006, Poland joined the Multilateral Debt Relief Initiative, committing to contribute the equivalent of PLN 33.18 million until 2043, of which seven installments in the total amount of PLN 3.74 million each have already been paid.

Nordic Investment Bank

Although Poland is not a member of the Nordic Investment Bank (“NIB”), it has access to NIB resources. As of May 31, 2013, loans granted to local governments and private sector entities in Poland by the NIB amounted to approximately EUR 529.5 million.

Council of Europe Development Bank

As of May 31, 2013, the CEB had approved EUR 2,956.4 million in loans to Poland, of which EUR 1 997.1 million had already been disbursed. The total value of loans extended to Poland in the form of signed projects as of May 31, 2013 amounted to approximately EUR 517.4 million, of which EUR 355.3 million had already been disbursed. As of May 31, 2013, CEB’s exposure to the State Treasury amounted to EUR 157.9 million.

Major International Treaties

Poland signed the EU’s Treaty on Stability, Coordination and Governance in the Economic and Monetary Union in March 2012. However, Poland has not yet become bound by the provisions of this Treaty related to fiscal policy (Title III) and economic policy coordination (Title IV). The provisions of this Treaty are expected to become fully applicable upon Poland’s adoption of the euro

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as a national currency. However, other European regulations implemented as a result of the economic crisis (such as the various measures under the EU Stability and Growth Pact, which is a framework for the coordination of national fiscal policies) are already binding on Poland. Some of them will influence national economic policy when Poland adopts the common currency.

In comments made in January, 2013, President Bronisław Komorowski expressed the need for sustained fulfillment of Maastricht convergence criteria. In line with previous statements made by the Government’s Plenipotentiary for Euro Adoption in Poland and his Bureau (which is a division of the Ministry of Finance) with respect to the adoption of the euro in Poland, President Komorowski has emphasized the need to separate two important aspects of the euro adoption process, namely the economic and practical preparations for the changeover (including sustainable fulfillment of convergence criteria), on the one hand, and deciding on the target date for euro adoption in Poland, on the other hand. Adopting the euro and benefiting from full membership in the Economic and Monetary Union is among the priorities of the Polish Government’s economic policy, and the Government aims at achieving this goal as soon as the Maastricht convergence criteria are met. Poland’s strategy for the adoption of the euro is based on four pillars: (1) economic policy aimed at durable fulfillment of nominal convergence criteria (especially the fiscal sustainability criterion), (2) structural reforms introduced in order to strengthen the institutional framework of the economy, improve its flexibility and foster competitiveness, (3) early preparation and subsequent update of the national euro changeover plan, and (4) stability of the Eurozone. In respect of deciding on a specific target date, due to a high level of uncertainty about future economic conditions, it is not possible to indicate, for the time being, a credible target date for euro adoption in Poland. A target date will be specified as soon as reliable prospects for meeting Maastricht criteria are made. However, the Government perceives the continuation of euro adoption preparations as beneficial per se for the Polish economy, especially in the areas of the first and the second pillars of the euro adoption strategy (durable fulfillment of Maastricht criteria and structural reforms).

Domestic Political Developments

On November 20, 2013, the Prime Minister announced a cabinet reshuffle, Jan Vincent-Rostowski was replaced by economist Mateusz Szczurek as Minister of Finance. The Prime Minister also announced the appointment of Deputy Finance Minister Maciej Grabowski as the new Minister of Environment, replacing Marcin Korolec, and the promotion of Regional Development Minister Elz bieta Bieńkowska to Deputy Prime Minister.

Economic Performance

The Polish economy is the eighth largest economy in the EU and the twenty-fourth largest in the world, according to World Bank data published in the “World Development Indicators” database on December 17, 2013. In 2012, GDP per capita reached EUR 9,900 while Purchasing Power Standard (“PPS”) reached 16,800, or 66 percent of the EU average (based on PPS per inhabitant). For the last 16 years, Poland has been one of the fastest growing economies in the EU. Between 1995 and 2012, GDP increased slightly above 100.0 percent, growing on average by 4.3 percent annually. Owing largely to strong and diversified growth foundations, Poland avoided contraction during the global financial crisis. The Polish economy grew by 1.6 percent in 2009, despite EU economies shrinking on average by 4.3 percent during the same period. In 2010, GDP grew by 3.9 percent, in 2011, by 4.5 percent (as a revised figure) and in 2012, by 1.9 percent.

Despite the ongoing recession in the Eurozone and the consolidation of public finances, the Polish economy continued its upward trend, although the expansion slowed in 2012, when GDP grew by 1.9 percent. The growth momentum slowed across all main components of GDP in 2012, primarily due to a decline of domestic demand, while net exports contributed positively to growth on the account of a higher increase in the volume of exports than in the volume of imports. Weaknesses in the economy continued in the first half of 2013, as a result of the ongoing economic recession in the Eurozone and resulting weaknesses in the export market for Polish goods, as well as weaker domestic demand. In the first quarter of 2013, GDP growth amounted to only 0.5 percent, as compared to 0.7 percent in the fourth quarter of 2012, on an annual basis. Poland recorded real GDP growth in the second quarter of 2013 of 0.8 percent and 1.9 percent in the third quarter, on an annual basis. According to the draft Budget Act for 2014, GDP is expected to be 1.5 percent higher in 2013 than in 2012.

Private consumption growth declined to 1.2 percent in 2012 from 2.6 percent in 2011, largely as a result of stagnant real income, a low level of consumer confidence and low credit growth. Private

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consumption remained flat during the first half of 2013. Gross fixed capital formation declined by 1.1 percent in 2012, as compared to an 8.5 percent growth rate in 2011, mainly due to the decline in government sector investments. In 2013, gross fixed capital formation decreased by 2.1 percent in the first quarter and by 3.2 percent its level was 2.1 lower than a year before and in the second quarter, compared to the same periods in the previous year.

Private consumption was valued at 61.5 percent of GDP in 2012 while investments represented 19.1 percent of GDP. Exports as a percentage of Poland’s GDP were 46.7 percent in 2012, substantially lower than in the neighboring Czech Republic (77.6 percent) or Slovakia (95.6 percent).

The following tables set out certain macroeconomic statistics for the five years ended 2012 and the nine months ended September 30, 2013. These tables hereby amend and supersede the corresponding tables on pages 10 to 11 of the accompanying Prospectus.

Economic Data	2008	2009	2010	2011	2012	Nine months ended September 30, 2013

	(PLN billions)
Nominal GDP	1,275.5	1,344.5	1,416.6	1,528.1	1,595.2	1,177.9
	(Real growth %)
GDP	5.1	1.6	3.9	4.5	1.9	1.1
Exports	7.1	(6.8)	12.1	7.7	3.9	3.7
Imports	8.0	(12.4)	13.9	5.5	(0.7)	0.0
Total domestic demand	5.6	(1.1)	4.6	3.6	(0.1)	(0.7)
Private consumption	5.7	2.0	3.1	2.6	1.2	0.4
Public consumption	7.4	2.1	4.1	(1.7)	0.2	2.0
Gross capital formation	4.0	(11.5)	9.3	11.2	(4.2)	(7.3)
Real gross fixed capital formation	9.6	(1.2)	(0.4)	8.5	(1.7)	(1.4)
Value added	5.1	1.8	3.7	4.5	1.9	1.1
Industry	6.0	1.2	7.3	8.2	1.8	2.4
Construction	5.8	11.6	6.4	11.8	(0.3)	(12.2)
Trade; repair of motor vehicles	6.4	4.3	5.7	(2.1)	1.2	1.2

Economic Data	2008	2009	2010	2011	2012	Nine months ended September 30, 2013

	(Structure of GDP (GDP=100))
Exports	39.9	39.4	42.2	45.1	46.7	49.0
Imports	43.9	39.4	43.4	46.2	46.4	46.3
Private consumption	61.6	61.1	61.2	61.1	61.5	63.0
Public consumption	18.5	18.5	18.9	18.0	17.8	17.8
Gross capital formation	23.9	20.3	21.0	22.1	20.4	15.6
Gross fixed capital formation	22.3	21.2	19.9	20.2	19.1	15.4

Source: Central Statistical Office; Eurostat

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The following table illustrates the composition of GDP (as a percentage of total GDP) by sections for the periods indicated. This table hereby amends and supersedes the corresponding table on page 11 of the accompanying Prospectus.

Sections	2008	2009	2010	2011	2012	Nine months ended September 30, 2013

	(%)
Agriculture, forestry and fishing	3.2	3.2	3.3	3.5	3.5	n.a.	(1)
Industry	21.1	21.8	21.2	21.8	21.8	21.2
Construction	6.7	7.2	7.1	7.2	6.9	5.7
Trade; repair of motor vehicles	16.0	16.7	17.1	16.4	16.8	17.7
Transport	4.8	5.1	4.9	5.0	5.4	5.8
Accommodation and catering	1.0	1.1	1.0	1.1	1.1	1.0
Information and communication	3.6	3.6	3.3	3.2	3.3	3.1
Financial and insurance activities	4.6	3.5	3.9	3.9	4.0	4.2
Real estate activities	5.3	5.0	4.9	4.9	5.1	5.5
Professional, scientific and technical activities and Administrative and support service activities	6.0	6.3	6.1	6.1	6.2	6.6
Public administration and defense; compulsory social security; Education; Human health and social work activities	12.2	12.5	12.4	12.0	11.8	12.3
Arts, entertainment and recreation	2.9	2.9	2.8	2.7	2.7	n.a.	(1)

Source: Central Statistical Office
(1)	Data not yet available.

Eurozone Crisis

The Polish economy faces macroeconomic risks that are mainly related to external factors. External risks stem primarily from the protracted recession in the Eurozone that renewed concerns about potential spillovers to the Polish economy, as Poland’s economic performance remains strongly correlated with that of the Eurozone and Poland’s trade and financial relationships with the Eurozone are significant. Over half of Poland’s total volumes of exports of goods went to Eurozone countries in 2012, which reflects Poland’s increasing trade and financial integration with core Eurozone countries, and in particular Germany. Due to the deterioration of the economic activity in the Eurozone and weakening domestic demand, GDP growth in Poland slowed in 2012 and is expected to slow even further in 2013.

Inflation

Although consumer price index (“CPI”) inflation remained high at 3.7 percent on average in 2012, a significant decline in inflation was recorded for the year overall. By December 2012, CPI inflation had decreased to a level close to the National Bank of Poland’s (“NBP”) inflation target of 2.4 percent. In the first nine months of 2013, Poland’s CPI inflation rate had further decreased to 1.0 percent year on year. This decrease was primarily due to the economic slowdown Poland experienced in the first half of 2013, as a result of ongoing economic recession in the Eurozone and the resulting weakness in the export market for Polish goods, as well as weaker domestic demand as a result of higher unemployment.

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The following table shows the average annual rates of change in consumer prices for the years 2003 to 2012. This table amends and supersedes the corresponding table on page 15 of the accompanying Prospectus.

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012

	(%)
CPI	0.8	3.5	2.1	1.0	2.5	4.2	3.5	2.6	4.3	3.7

Source: Central Statistical Office

Labor Market

According to preliminary data, the registered unemployment rate as of the end of December 2013 was 13.4 percent, which was consistent with the level of unemployment at the end of December 2012. As of September 30, 2013, young people under 24 years old constituted approximately 19.0 percent of the registered unemployed. Almost 27.0 percent of all registered unemployed were persons with only primary education, incomplete primary or lower secondary education. As of September 30, 2013, 38.0 percent of the registered unemployed had been without a job for more than one year. According to the Labour Force Survey data published by the International Labour Organization, since 2008, the participation rate for the population aged 15 to 64 years has gradually improved by over 4.0 percentage points, to reach 66.5 percent in 2012.

Increasing employment rate remains a significant challenge in Poland. Effective stimulation of labor force participation among the unemployed, in particular with regard to disadvantaged groups in the labor markets, requires labor market policy reform. In this context, the Government plans to introduce mechanisms, among other measures, aimed at improving the quality and effectiveness of public employment services, ensuring a wider scope of active labor market policy implementation and creating a more efficient model for commissioning the service of unemployed persons to the employment agencies. Moreover, programs to facilitate young people’s entry onto the labor market and measures aimed at supporting the employment of persons over 50 years old, are contemplated. New programs supporting the creation of jobs and designed to return the unemployed to work, including persons re-entering the labor market after a break related to rearing a child, are also contemplated. Furthermore, planned amendments to existing labor regulations are meant to introduce more flexible methods for working time organization and management, which is expected to enhance competitiveness of Polish companies and facilitate the maintenance of already existing jobs and the creation of new jobs.

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The following table shows the number of employed persons in Poland by sections (including budgetary entities involved in the national defense and the public safety) at the end of the periods indicated. This table hereby amends and supersedes the corresponding table on page 16 of the accompanying Prospectus.

Sections	2008	2009	2010(1)	2011	2012	As of 30 September, 2013(2)

	(in thousands)
Agriculture, forestry and fishing	2,128	2,125	2,376	2,377	2,378	83
Industry	3,061	2,892	2,910	2,915	2,868	2,520
Construction	878	883	865	909	867	475
Trade; repair of motor vehicles	2,287	2,180	2,189	2,159	2,123	1,162
Transportation and storage	733	694	701	728	730	496
Accommodation and catering	275	253	237	238	246	130
Information and communication	233	240	238	249	259	181
Financial and insurance activities	348	334	338	346	349	281
Real estate activities	193	193	196	198	195	114
Professional, scientific and technical activities	473	480	481	518	531	250
Administrative and support service activities	375	376	412	414	425	362
Public administration and defense; compulsory social security	919	965	970	952	958	641
Education	1,058	1,072	1,080	1,085	1,086	1,041
Human health and social work activities	729	748	764	775	791	630
Arts, entertainment and recreation	146	146	148	153	147	n.a.	(3)
Other service activities	202	204	201	216	218	n.a.	(3)

Total Employed Persons	14,307	13,782	14,107	14,233	14,172	8,499

Source: Central Statistical Office
(1)	Data regarding employed persons in agriculture (and in the total economy) since 2010 are not strictly comparable to those for previous years (because data concerning employed persons on private farms in agriculture since 2010 were estimated on the basis of the results of the Agricultural Census 2010).
(2)	Excluding persons employed by economic entities with less than nine employees, private farms budgetary entities conducting national defense and public safety activities.
(3)	Data not yet available.

Poland’s labor market competitiveness is largely due to relatively low labor costs per hour and robust labor productivity. According to Eurostat data, the average hourly labor costs in Poland were EUR 7.4 in 2012 compared with EUR 7.3 in 2011. This represented levels comparable to countries such as Hungary (EUR 7.5), Slovakia (EUR 8.3) and Estonia (EUR 8.4) in 2012, and lower levels than the average labor costs in the European Union (EUR 23.4).

According to Eurostat data, unit labor costs in Poland grew by approximately 17.0 percent in 2012 when compared with 2005 (compared to a growth of 60.0 percent in Romania, 54.7 percent in Latvia, 53.1 percent in Bulgaria and 44.7 percent in Estonia over the same period). For the last three years, the rate of annual unit labor cost growth in Poland was approximately 1.5 percent.

Balance of Payments and Foreign Trade

Balance of Payments

Poland’s current account, deficit amounted to U.S.$25.8 billion in 2011 and U.S.$18.3 billion in 2012. As measured by official balance of payments statistics, the trade deficit was U.S.$14.0 billion in 2011 and U.S.$6.7 billion in 2012. Poland’s exports of goods measured in U.S. dollars amounted to U.S.$190.8 billion in 2012. In 2012, the balance of trade improved as a result of a decrease in the import of goods outpacing a parallel decrease in the export of goods. Preliminary data for the first nine months of 2013 indicate a current account deficit of U.S.$5.2 billion and a trade deficit of U.S.$2.7 billion as measured by official balance of payments statistics. Poland’s exports of goods

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amounted to U.S.$151.6 billion in the first nine months of 2013. During the same period, the balance of trade improved as a result of an increae in exports outpacing the increase in imports.

In 2008, the value of exports increased by 22.8 percent and the value of imports increased by 27.2 percent. In 2009, the value of exports decreased by 20.4 percent and the value of imports decreased by 28.4 percent. In 2010, the value of exports increased by 16.6 percent and the value of imports increased by 18.6 percent. In 2011, the value of exports increased by 17.8 percent and the value of imports increased by 17.9 percent. In 2012, the value of exports decreased by 2.2 percent and the value of imports decreased by 5.6 percent. During the first nine months of 2013, the value of exports increased by 7.7 percent as compared to the same period in 2012, and the value of imports increased by 1.9 percent.

Foreign Direct Investment (“FDI”) inflows have financed a substantial portion of the current account deficit. According to the NBP’s calculation methods, net FDI inflows, which represent the sum of FDI inflows and capital inflows resulting from divestments in Polish direct investments abroad, decreased and amounted to U.S.$10.4 billion and U.S.$8.5 billion in 2008 and 2009, respectively. In 2010, net FDI further decreased and amounted to U.S.$6.9 billion. In 2011, net FDI reported increased to a total of U.S.$12.4 billion. In 2012, net FDI again decreased and amounted to U.S.$5.3 billion. Net FDI financed 29.7 percent of the current account deficit in 2008, 49.3 percent in 2009, 28.6 percent in 2010, 48.2 percent in 2011 and 29.1 percent in 2012. During the first nine months of 2013, net FDI further decreased and amounted to U.S.$1.3 billion. Net FDI financed 24.8 percent of the current account deficit in the first nine months of 2013.

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The following table sets out Poland’s balance of payments and related statistics for the periods indicated. This table hereby amends and supersedes the corresponding table on page 18 of the accompanying Prospectus.

	2008	2009	2010	2011	2012	Nine months ended September 30, 2013

	(U.S.$ millions)
Current account	(34,957)	(17,155)	(24,030)	(25,023)	(25,770)	(5,162)
Balance on goods	(30,659)	(7,617)	(11,810)	(14,042)	(14,042)	2,734
Goods: exports f.o.b.	178,427	142,085	165,709	195,203	195,203	151,617
Goods: imports f.o.b.	209,086	149,702	177,519	209,245	209,245	148,883
Balance on services	5,006	4,795	3,098	5,668	5,668	5,278
Services: credit	35,549	28,986	32,718	37,562	37,562	29,550
Services: debit	30,543	24,191	29,620	31,894	31,894	24,272
Balance on income	(12,882)	(16,551)	(19,080)	(22,880)	(23,555)	(17,120)
Income: credit	11,126	6,625	8,029	8,534	8,402	5,362
Income: debit	24,008	23,176	27,109	31,414	31,957	22,482
Balance on current transfers	3,578	2,218	3,762	6,231	6,159	3,946
Current transfers: credit	11,172	10,349	9,936	12,520	12,520	9,955
Current transfers: debit	7,594	8,131	6,174	6,289	6,361	6,009
Capital account	6,115	7,040	8,620	10,017	10,017	8,357
Capital account: credit	7,089	7,438	9,216	11,796	11,796	8,771
Capital account: debit	974	398	596	1,779	1,779	414
Financial account	39,039	34,902	41,004	30,433	31,954	5,318
Direct investment abroad	(4,613)	(4,562)	(7,484)	(7,335)	(8,243)	2,618
Direct investment in Poland	14,978	13,022	14,345	18,887	20,653	(1,339)
Portfolio investment assets	2,358	(1,448)	(1,111)	726	869	(2,563)
Equity securities	1,457	(1,862)	(1,003)	680	680	(2,001)
Debt securities	901	414	(108)	46	189	(562)
Portfolio investment liabilities	(4,723)	16,202	26,649	16,109	15,875	1,460
Equity securities	564	1,579	7,875	3,052	3,079	1,815
Debt securities	(5,287)	14,623	18,774	13,057	12,796	(355)
Other investment assets	5,217	5,275	(3,901)	(3,457)	(3,594)	(1,775)
Monetary authorities (NBP)	(699)	(1,023)	28	1	1	0
Central and local government	(116)	(174)	(244)	(75)	(75)	(61)
MFI (excluding NBP)	7,236	7,232	(1,865)	(2,214)	(2,214)	(561)
Other sectors	(1,204)	(760)	(1,820)	(1,169)	(1,306)	(1,153)
Other investment liabilities	26,815	8,105	13,293	6,065	6,577	6,454
Monetary authorities (NBP)	(6,178)	2,898	1,709	(1,617)	(1,617)	1,575
Central and local government	(1,529)	2,751	2,685	2,711	2,694	2,680
MFI (excluding NBP)	23,602	(471)	5,588	(100)	(98)	3,115
Other sectors	10,920	2,927	3,311	5,071	5,598	(916)
Financial derivatives	(993)	(1,692)	(787)	(562)	(183)	463
Net errors and omissions	(12,161)	(10,045)	(10,462)	(9,144)	(9,918)	(6,686)
Overall balance	(1,964)	14,742	15,132	6,283	6,283	1,827
Official reserve assets	1,964	(14,742)	(15,132)	(6,283)	(6,283)	(1,827)

Source: NBP

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Foreign Direct Investment

Statistical information on the inflow of FDI to Poland is based on data reported by companies and by banks. The following table sets out the inflow of FDI to Poland in the years 2008 to 2012. This table hereby amends and supersedes the corresponding table on page 19 of the accompanying Prospectus.

	Components of FDI inflow

Year	Shares/equity capital	Reinvested earnings	Other capital	Total

	(U.S.$ millions)
2008	9,873	(1,116)	6,221	14,978
2009	5,282	5,011	2,729	13,022
2010	4,563	7,572	2,210	14,345
2011	3,793	7,034	9,826	20,653
2012	(3,468)	5,771	3,765	6,068
2013*	(7,827)	416	6,072	(1,339)

* From January 1, 2013 to September 30, 2013
Source: NBP

In 2012, there was a significant decrease in the inflow of FDI, with FDI inflow amounting to U.S.$6,068 million, down by U.S.$14,585 million or 70.6 percent when compared with U.S.$20,653 million in 2011. The decrease was largely associated with the liquidation of a few special purpose entities (“SPEs”), which were used to transfer capital within international groups, with no impact on economic activity in Poland. The liquidation of those SPEs has resulted in the outflow of equity capital in the FDI. These transactions have also been recorded as inflow of capital in the Polish direct investment abroad, thereby rendering null their net impact.

Transactions of SPEs organized in Poland are recorded as both FDI inflows and simultaneously as FDI outflows in the form of Polish direct investment abroad. Although the net impact on FDI of such transactions in the financial account is zero, those transactions have a significant impact on data on FDI in Poland and Polish direct investment abroad. Prior to 2012, SPEs organized in Poland and capitalized by foreign companies instantly transferred that capital abroad, creating a net effect of zero. Starting in 2012, certain SPEs organized in Poland were liquidated, resulting in a reverse flow of FDI.

The following table sets out the impact of transactions of SPEs on the inflow of FDI to Poland in the years 2008 to 2012.

Year	FDI excluding transactions of SPEs	Transactions of SPEs	Total FDI

	(U.S.$ millions)
2008	14,406	572	14,978
2009	11,074	1,948	13,022
2010	12,550	1,795	14,345
2011	18,612	2,041	20,653
2012	11,983	(5,915)	6,068

Source: NBP

Inflow of FDI in 2012 was mainly attributable to: (i) reinvested earnings amounting to U.S.$5.771 million; (ii) net inflow of capital against debt instruments (other capital) of U.S.$3,765 million; and (iii) net outflow of equity from direct investment entities (defined as entities resident in Poland but whose direct owner is resident in another country) of U.S.$3,468 million. In 2011, other capital was the main component of FDI and amounted to U.S.$9,826 million, with reinvested earnings amounting to U.S.$7.034 million and inflow of equity capital amounting to U.S.$3,793 million.

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In 2012, 86.7 percent of Poland’s FDI inflow was from EU countries with the largest portions coming from France, Germany, the United Kingdom, Belgium and Austria, according to NBP data. The most significant investment from outside the EU came from the United States, Switzerland and Japan.

Foreign Trade

Exports accounted for 39.9 percent of GDP in 2008, 39.9 percent in 2009 (as a revised figure), 42.2 percent of GDP in 2010, 45.1 percent in 2011 and 46.2 percent in 2012. Imports constituted 43.7 percent of GDP in 2007, 43.9 percent in 2008, 39.5 percent in 2009 (as a revised figure), 43.4 percent in 2010 (as a revised figure), 46.3 percent in 2011 and 45.8 percent in 2012.

Focus of Trade

As the economic transformation in Poland has progressed, the focus of trade has shifted from CEE countries towards the EU countries. In 2012, trade with EU countries accounted for 76.1 percent of exports and 57.5 percent of imports. Germany is Poland’s largest trading partner, accounting for 25.1 percent of exports and 21.3 percent of imports in 2012. Trade with other EU countries accounted for 51.0 percent of exports and 36.2 percent of imports in 2012. During the first nine months of 2013, the EU remained Poland’s key trading partner, accounting for 74.6 percent of exports and 57.9 percent of imports.

The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the periods indicated. This table hereby amends and supersedes the corresponding table on page 20 of the accompanying Prospectus.

	2008		2009		2010		2011		2012		Nine months ended September 30, 2013

	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import

Developed Countries:
Germany	25.0	23.0	26.2	22.4	26.1	21.9	26.1	22.3	25.1	21.3	25.1	21.4
Other EU countries	52.8	38.9	53.4	39.5	53.0	37.6	51.9	37.4	51.0	36.2	49.5	36.5
Other developed countries	5.2	7.4	6.0	7.2	5.8	7.7	6.3	7.1	6.2	7,1	7.0	7.7

Total developed countries	83.0	69.3	85.6	69.1	84.9	67.2	84.3	66.8	82.3	64.6	81.6	65.6

Central and Eastern Europe:
CEFTA(1)	0.8	0.2	0.7	0.2	0.7	0.2	0.7	0.2	0.8	0.2	0.8	0.2
Russia	5.2	9.7	3.7	8.5	4.2	10.2	4.5	12.0	5.3	14.0	5.4	12.5
Other Central and Eastern Europe(2)	4.3	1.7	3.1	1.2	3.1	1.4	3.1	1.9	3.5	1.7	3.3	1.3

Total Central and Eastern Europe	10.3	11.6	7.5	10.0	8.0	11.8	8.3	14.1	9.6	15.9	9.5	14.0

Developing countries	6.7	19.1	6.9	20.9	7.1	21.0	7.4	19.1	8.1	19.5	8.9	20.4

Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Notes:
(1)	In 2006, CEFTA consisted of Bulgaria, Romania, Croatia and Macedonia. As of May 1, 2007, CEFTA comprised: Albania, Bosnia and Herzegovina, Croatia, Macedonia, Moldova, Montenegro, Serbia, and Kosovo. Since July, 2013, trade turnover with CEFTA no longer includes Croatia.
(2)	“Other central and eastern Europe” includes European countries of the former USSR.
Source: Central Statistical Office

Composition of Trade

Poland’s external trade is dominated by intra-industry trade (exports and imports of commodities in the same industry or production group in a given time). The most significant export items in 2012 and during the first nine months of 2013 were machinery and transport equipment (for example, cars, vehicles, ships, boats, parts and accessories to motor vehicles), manufactured goods and miscellaneous manufactured articles (for example, other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than that of exports. Imports consist mostly of manufactured goods.

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The following table sets out the composition of Poland’s exports (based on customs data and the Standard International Trade Classification) for the periods indicated. This table hereby amends and supersedes the corresponding table on page 21 of the accompanying Prospectus.

	2008		2009		2010		2011		2012		Nine Months ended September 30, 2013

	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	14,541	8.5	13,065	9.6	14,744	9.2	17,653	9.3	19,352	10.5	15,779	10.6
Beverages and Tobacco	1,577	0.9	1,962	1.4	2,101	1.3	2,386	1.3	2,458	1.3	2,030	1.4
Non-Food Raw Materials (excluding fuel)	3,847	2.2	2,577	1.9	3,706	2.3	4,488	2.4	4,362	2.4	3,789	2.5
Mineral Fuels, Lubricants and Related Materials	7,306	4.2	4,214	3.1	6,536	4.1	9,232	4.8	9,064	4.9	7,035	4.7
Animal and Vegetable Oils	363	0.2	285	0.2	324	0.2	378	0.2	426	0.2	401	0.3

Subtotal	27,634	16.0	22,103	16.2	27,411	17.1	34,137	18.0	35,662	19.3	29,034	19.5

Manufactured Goods:
Chemicals and Related Products	13,513	7.9	10,706	7.8	13,634	8.5	17,005	8.9	16,793	9.1	13,902	9.3
Manufactured Goods Classified Chiefly by Material	37,540	21. 8	26,674	19.5	32,362	20.3	40,566	21.3	38,969	21.1	30,894	20.7
Machinery and Transport Equipment	71,085	41.4	59,033	43.2	65,687	41.1	73,966	38.8	69,062	37.4	55,904	37.4
Miscellaneous
Manufactured Articles	21,970	12.8	18,037	13.2	20,558	12.9	24,262	12.8	23,368	12.7	19,149	12.8
Non-Classified	118	0.1	88	0.1	106	0.1	312	0.2	807	0.4	395	0.3
Subtotal	144,226	84.0	114,538	83.8	132,347	82.9	156,111	82.0	148,999	80.7	120,244	80.5

Total	171,860	100.0	136,641	100.0	159,758	100.0	190,248	100.0	184,661	100.0	149,278	100.0

Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

The following table sets out the composition of Poland’s imports (based on customs data and the Standard International Trade Classification) for the periods indicated. This table hereby amends and supersedes the corresponding table on page 21 of the accompanying Prospectus.

	2008		2009		2010		2011		2012		Six months ended July 31, 2013

	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	11,882	5.7	10,301	6.9	11,641	6.5	13,810	6.5	13,806	7.0	10,952	7.3
Beverages and Tobacco	1,090	0.5	948	0.7	1,108	0.6	1,246	0.6	1,222	0.6	936	0.6
Non-Food Raw Materials (excluding fuel)	6,462	3.1	4,086	2.7	5,414	3.0	7,351	3.5	6,861	3.5	5,045	3.3
Mineral Fuels, Lubricants and Related Materials	23,881	11.2	14,105	9.4	19,020	10.7	26,779	12.6	26,268	13.2	17,547	11.7
Animal and Vegetable Oils	782	0.4	499	0.3	571	0.3	930	0.4	892	0.4	620	0.4

Subtotal	44,097	20.9	29,939	20.0	37,754	21.1	50,116	23.6	49,049	24.7	35,100	23.3

Manufactured Goods:
Chemicals and Related Products	27,464	13.0	20,960	14.0	25,386	14.3	30,139	14.2	27,553	13.9	22,027	14.6
Manufactured Goods Classified Chiefly by Material	39,577	18.7	26,043	17.4	31,722	17.8	38,667	18.3	34,395	17.3	26,301	17.5
Machinery and Transport Equipment	74,493	35.5	53,170	35.6	61,103	34.3	67,389	31.7	63,748	32.1	49,728	33.1
Miscellaneous
Manufactured Articles	19,129	9.1	15,917	10.6	18,253	10.3	20,824	9.8	18,001	9.1	13,419	8.9
Non-Classified	5,719	2.8	3,541	2.4	3,845	2.2	5,194	2.4	5,717	2.9	3,870	2.6
Subtotal	166,382	79.1	119,631	80.0	140,309	78.9	162,213	76.4	149,413	75.3	115,345	76.7

Total	210,479	100.0	149,570	100.0	178,063	100.0	212,331	100.0	198,463	100.0	150,445	100.0

Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

Trade Policy

Since May 1, 2004 (the date Poland acceded to the European Community), Poland has applied the EU’s Common Customs Tariff. The Common Customs Tariff specifies tariff classification rules and customs rates for each Combined Nomenclature (“CN”) codes describing goods. Each economic operator, whether domestic or foreign, which operates in Poland and whose activity consists in the import or export of goods is required to comply with the Common Customs Tariff.

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The Common Customs Tariff is binding in its entirety and directly applicable to all Member States, including Poland. The Common Customs Tariff is governed by Commission Regulation (EC) No 927/2012 of October 9, 2012 amending Annex I to Council Regulation (EEC) No 2658/87 on the tariff and statistical nomenclature and on the Common Customs Tariff.

The average effective tariff rate as provided in the Budget Act for 2013 is 0.74 percent. The effective tariff rate provided in the Budget Act for 2012 was 0.72 percent. Although higher in 2013, the rate over the past few years has been declining. The effective tariff rate depends on the value of imports from countries outside the EU.

Official Reserves

In 2012, Poland’s official reserves increased by U.S.$11.0 billion, amounting to U.S.$108.9 billon at the end of the year. The following table sets out certain information in U.S. dollar equivalents regarding Poland’s official reserve assets at the end of the years indicated. This table hereby amends and supersedes the corresponding table on page 22 of the accompanying Prospectus.

	Official Reserve Assets(1) Excluding Monetary Gold	Official Reserve Assets of Monetary Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets

	(U.S.$ millions)			(months)
2008	59,318.0	2,862.1	62,180.1	3.6
2009	75,938.4	3,652.9	79,591.3	6.4
2010	88,848.0	4,666.4	93,514.4	6.3
2011	92,656.1	5,209.9	97,866.0	5.6
2012	103,408.6	5,506.0	108,914.6	6.6

(1)	Including Poland’s reserve position in IMF.
(2)	Based on average imports of goods.
Source: NBP

Exchange Rate Policy

The following tables set out official NBP exchange rate information between the złoty and the U.S. dollar. This table hereby amends and supersedes the corresponding table on page 23 of the accompanying Prospectus.

	Yearly Exchange Rate Information

	2009	2010	2011	2012	2013

	(PLN per U.S.$)
End of period	2.8503	2.9641	3.4174	3.0996	3.0120
Average	3.1162	3.0157	2.9634	3.2570	3.1608

Source: NBP

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Monthly Exchange Rate Information

January 2014

(PLN per U.S.$)
End of period	3.0400
Average	3.0560

(1)	Up to and including January 14, 2014.
Source: NBP

The following tables set out the official NBP exchange rate between the złoty and the euro for the last day of the periods indicated. This table hereby amends and supersedes the corresponding table on page 23 of the accompanying Prospectus.

	Yearly Exchange Rate Information

	2009	2010	2011	2012	2013

	(PLN per EUR)
End of period	4.1082	3.9603	4.4168	4.0882	4.1472
Average	4.3273	3.9946	4.1198	4.1850	4.1975

Source: NBP
Monthly Exchange Rate Information

January 2014

(PLN per EUR)
End of period	4.1565
Average	4.1694

(1)	Up to and including January 14, 2014.
Source: NBP

Monetary and Financial System

Monetary Policy

In September 2013, the NBP published its Monetary Policy Guidelines for 2014 (the “Guidelines”). According to the Guidelines, monetary policy for 2014 is expected to continue the strategic focus shown during 2013 on price stability and inflation. The Guidelines emphasize inflation targeting as a key policy focus, with maintaining inflation in the medium term as close as possible to the target of 2.5 percent being the NBP’s main objective.

As of its last meeting on January 7-8, 2014, the Monetary Policy Council has decided to keep NBP interest rates unchanged from the rates set on July 3, 2013. See “– Interest Rates” below. In taking the decision to maintain interest rates at current levels, the Monetary Policy Council cited projections that inflationary pressure remains subdued and gradual economic recovery is expected to continue in the coming quarters.

Polish Banking Sector

As of November 30, 2013, there were 641 banks operating in Poland. The sector was dominated by 41 commercial banks holding 91.1 percent of Polish banking sector’s assets. A large group of 572 of small local cooperative banks controlled 6.7 percent of the Polish banking sector’s assets whereas

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2.2 percent of the sector’s assets were held by 28 branches of foreign credit institutions. In addition, more than 60.0 percent of the Polish banking sector’s assets were held by foreign controlled banks (including branches of credit institutions).

Polish banks generally follow a traditional business model focused on credit-deposit activities with minimal holdings of complex financial instruments or exposures to foreign sovereigns. In 2011 and 2012, Polish banks recorded strong earnings amounting to PLN 15.4 and 15.5 billion, respectively, which translated into returns on assets of 1.17 percent and 1.25 percent, respectively. The average capital adequacy ratio for Polish banks increased from 11.1 percent as of December 31, 2008 to 15.8 percent as of November 30, 2013. Since the start of the global financial crisis, no Polish bank has required recapitalization with public funds. Recent slowdown in economic growth resulted in an increase in credit risk costs, which is not expected to significantly impact banks’ profitability.

Bank loans to the non-financial sector continued to increase in 2011 and 2012, although at a slower rate than in 2010. The annual growth of PLN-denominated housing loans reached 16.8 percent year-on-year as of November 30, 2013. In the second quarter of 2013, as a result of the implementation of Recommendation T issued by the Polish Financial Supervisory Authority (“PFSA”), banks have significantly eased their lending policy in the consumer loans segment, resulting in increased demand for this type of credit. However, due to elevated risk-aversion and recommendations issued by the PFSA, banks limited the supply of foreign exchange housing loans. These recommendations resulted in higher demand for consumer loans in the second half of the year. The growth rate of consumer loans was negative in 2011, 2012 and the first half of 2013, amounting to 1.4 percent year-on-year as of November 30, 2013. The value of the foreign exchange housing loans portfolio started decreasing in the second half of 2012 with the annual rate of growth falling to negative 5.8 percent year-on-year as of November 30, 2013 (data excludes the impact of foreign exchange rate changes). As a consequence, the currency composition of newly extended housing loans changed in comparison with 2008. In the third quarter of 2013, PLN-denominated loans accounted for 99.4 percent of reported new loans. Over the same period, the share of foreign exchange denominated loans over the total housing loans portfolio decreased to 50.7 percent and the share of foreign exchange denominated loans over total loans to the non-financial sector decreased to 30.2 percent, down from peak values of 71.7 percent and 37.0 percent in February 2009, respectively.

After a period of negative annual growth starting in 2009, the portfolio of loans to enterprises has been growing since March 2011. Due to a lower credit demand from the enterprise sector, credit growth has slightly decreased in recent months and stood at 1.2 percent year-on-year as of November 30, 2013. However, a governmental guarantee program first implemented in 2009 and subsequently amended in 2013, has helped widen accessibility of the short term credit for small and medium enterprises. As the Bank Gospodarstwa Krajowego (a government-owned bank that grants guarantees under the program) announced, credit within this program has been provided to more than 35,000 enterprises, with total value of almost PLN 12.2 billion and amount of guarantees of approximately PLN 7.0 billion.

Poland follows a free floating exchange rate regime. However, in some cases the NBP may intervene to address excessive volatility in the currency market which it believes could be detrimental for macro-financial stability. The last intervention was made on June 7, 2013 when, according to NBP’s official announcement, the NBP sold a certain amount of foreign currency for zlotys. To date in 2013, the zloty has remained relatively stable with respect to major currencies, with some increase in volatility and a weakening trend in May and June before stabilizing during the third quarter.

Money Supply

In November 2013, the annual rate of growth of broad money supply was 4.5 percent in nominal terms, or 2.1 percent in real terms. Broad money supply continued to grow during 2013, reaching PLN 951.4 billion by the end of August 2013.

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The following table sets out data on monetary aggregates for the periods indicated. This table hereby amends and supersedes the corresponding table on page 26 of the accompanying Prospectus.

	Year ended December 31,				Eleven months ended November 30,

	2009	2010	2011	2012	2013

	(PLN millions)
Cash in circulation	89,777.6	92,707.0	101,848.6	102,470.5	113,718.4
Demand deposits	298,567.2	356,485.0	366,204.0	382,342.5	425,118.4

Narrow Money (M1)	388,344.9	449,192.0	468,052.6	484,813.0	538,836.8

Time deposits	326,391.1	325,449.2	395,679.6	415,511.9	395,874.1
Deposits redeemable at notice up to three months	21.9	16.8	13.4	11.8	2.3
Repurchase agreements	3,093.7	6,437.7	9,575.7	13,047.2	14,501.6
Debt securities with maturity below two years	1,843.0	2,050.0	7,850.4	8,028.4	4,231.4

Broad Money (M3)	720,232.5	783,648.5	881,496.3	921,412.5	953,446.3

Annual Changes (%)
Broad money (nominal)	8.1	8.8	12.5	4.5	5.7
Broad money (CPI deflated)	4.4	5.5	7.5	2.1	5.1

Source: NBP

Interest Rates

The following table sets out details of interest rates set by the NBP and changes made to them since May 2012. This table supplements the corresponding table on page 28 of the accompanying Prospectus.

	Lombard Rate	Reference Rate	Deposit Rate

	(%)
Effective Date
May 10, 2012	6.25	4.75	3.25
November 8, 2012	6.00	4.50	3.00
December 6, 2012	5.75	4.25	2.75
January 10, 2013	5.50	4.00	2.50
February 7, 2013	5.25	3.75	2.25
March 7, 2013	4.75	3.25	1.75
May 9, 2013	4.50	3.00	1.50
June 6, 2013	4.25	2.75	1.25
July 4, 2013	4.00	2.50	1.00

Source: NBP

While interest rates remained steady through much of 2012, the beginning of November saw the start of a cycle of interest rate cuts that culminated in a low of 2.5 percent in July 2013. Interest rates have fallen eight times between November 2012 and July 2013, due to Poland’s general economic slowdown and weak internal and external demand during this period, which was accompanied by inflation rates remaining below the NBP target rate of 2.5 percent. See “Economy – Inflation”.

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Capital Markets

Warsaw Stock Exchange

The following table sets forth selected indicators relating to the equity component of the Warsaw Stock Exchange (the “WSE”) at the end of the periods indicated. This table hereby amends and supersedes the corresponding table on page 31 of the accompanying Prospectus.

	As of December 31,				As of March 31,

	2009	2010	2011	2012	2013

Market capitalization(1)
(in PLN millions)	715,822	796,482	642,863	734,047	708,653
(in U.S.$ millions)	251,139	268,710	188,115	237,556	217,445
(% of GDP)	53	56	42	46	44
Turnover in PLN millions(2)	175,943	234,288	268,139	202,880	71,094
WIG index	39,986	47,490	37,595	47,461	45,148
Average P/E ratio	14.3	18.2	12.5	11.7	13.1
Dividend yield	3.6	2.4	2.9	3.9	3.7
Listed companies
Main market	379	400	426	438	439
NewConnect	107	185	351	429	436

Notes:
(1)	Includes domestic and foreign companies.
(2)	One-sided (single counted) turnover including session and off-session (block transactions) of shares.
Source: Ministry of Finance, NBP, WSE

Investment Funds

As of March 31, 2013, the PFSA had granted permits to 54 fund management companies managing 597 investment funds. The value of assets managed by Polish investment funds in December 2012 was PLN 168.1 billion (U.S.$51.6 billion).

Pension Funds

By the end of March 2013, the relevant supervisory authority had granted permits to 14 fund management companies managing 14 pension funds. The value of assets managed by Polish pension funds represented PLN 269.6 billion (U.S.$82.8 billion) in March 2013.

Treasury Securities

The following table sets forth certain information with respect to the sale of Treasury securities on the domestic market for the periods indicated. This table hereby amends and supersedes the corresponding table on page 31 of the accompanying Prospectus.

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012

	(nominal amount, PLN billions)
Gross sales of treasury securities
Treasury bonds	39.9	33.4	24.9	30.9	129.1
Treasury bills	10.3	1.3	0	0	11.6

Total	50.2	34.7	24.9	30.9	140.7

Net sales of treasury securities
Treasury bonds	21.9	1.9	(1.0)	1.3	24.1
Treasury bills	(1.2)	0.8	(2.0)	(3.6)	(5.9)

Total	20.7	2.7	(3.0)	(2.3)	18.2

Source: Ministry of Finance

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Trading of Treasury bonds is conducted on three secondary markets: the OTC market, Treasury BondSpot Poland (previously MTS Poland) and the WSE. In 2012 and in the first nine months of 2013, the value of Treasury bond transactions amounted to PLN 10,681.8 billion and PLN 8,482.9 billion, respectively. The most significant market by value is the OTC market, which in the first nine months of 2013 accounted for 92.9 percent of the total turnover of Treasury bonds. Turnover on Treasury BondSpot Poland amounted to approximately 7.1 percent, while trading on the WSE did not exceed 0.01 percent. In the third quarter of 2013, the value of Treasury bond transactions amounted to PLN 2,810.0 billion. Turnover on the OTC market accounted for 94.5 percent while turnover on Treasury BondSpot Poland represented 5.5 percent and trading on the WSE remained at a marginal level.

The main holders of State Treasury debt at the end of September 2013 were foreign investors representing PLN 448.5 billion (52.9 percent), domestic institutional investors (non-banking sector) representing PLN 274.3 billion (32.4 percent) and the domestic banking sector representing PLN 124.9 billion (14.7 percent).

The following table presents average time to maturity (“ATM”), duration and average time to re-fixing (“ATR”) of domestic marketable debt and total State Treasury debt.

	As of December 31,					As of September 30,

	2008	2009	2010	2011	2012	2013

Domestic marketable debt
ATM(1)	4.23	4.08	4.30	4.25	4.47	4.37
duration	2.86	2.88	2.97	2.80	3.01	2.97
ATR(1)	3.38	3.53	3.48	3.25	3.29	3.32
State Treasury debt
ATM(1)	5.27	5.22	5.38	5.40	5.49	5.32
duration	3.58	3.56	3.69	3.52	3.81	3.58
ATR(1)	4.60	4.54	4.46	4.33	4.30	4.11

(1)	Includes inflation linked bonds.
Source: Ministry of Finance

Planned changes in the pension system are expected to alter the holding structure of public debt. See “Social Security System – Pension System Reform”. On the day of the transfer of assets from open pension funds (“OPFs”) to the Social Security Fund (as defined below), the share of non-residents in domestic State Treasury debt is expected to increase from 34.0 percent to between approximately 42.0 and 44.0 percent. Due to the cancellation of the part of domestic Treasury securities held by OPFs and acquired by the Ministry of Finance, the share of the foreign currency denominated debt in State Treasury debt is expected to increase from 30.6 percent in mid-2013 to between approximately 35.0 and 37.0 percent on the day of the transfer. In the following years, lower borrowing requirements and a reduced need for foreign financing is anticipated to lead to gradual increase of domestic investors’ share in the Polish Treasury securities market and thus reduce the role of foreign investors and stabilize the market. The expected lower public debt to GDP ratio, due to the cancellation of Treasury securities and lower borrowing requirements, is expected to have a positive impact on ratings in the Treasury securities market.

The liquidity of the Treasury securities market is not likely to be affected once the Treasury securities of OPFs have been cancelled and they can no longer invest in Treasury securities, as OPFs tend to be stable, long-term investors rather than liquidity providers. Their share in secondary market turnover is 6.0 percent vis-à-vis their 20.0 percent share in domestic treasury holdings. The cancellation of the Treasury securities held by OPFs is expected to decrease the average maturity of debt by 0.2 years to about 4.2 years, however, because of their proportionally large holdings of floating-rate and inflation-linked debt, the exposure of the State Treasury to interest rate risk is not expected to be materially affected.

Insurance Market

As of December 31, 2012, the total assets of Poland’s insurance companies amounted to approximately PLN 162.85 billion while the assets of the life insurance sector amounted to

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approximately PLN 99.97 billion. The assets of the non-life insurance sector were PLN 2.99 billion as of December 31, 2012. Investment of insurance companies were primarily held in debt securities and other fixed income securities (39.0 percent), followed by shares, participating interests and other variable yield securities, units and investment certificates in investment funds (11.3 percent), deposits with credit institutions (8.1 percent) and shares or participating interests in subordinated undertakings (7.65 percent). 30.8 percent of the overall investments of insurance companies were life insurance net assets for which the investment risk is borne by the policyholder.

According to the PFSA data, as of December 31, 2012, the largest market share, by gross premiums written, was held by PZU Życie S.A. (14.87 percent), followed by PZU S.A. (13.50 percent), Benefia TU na Życie S.A. (5.82 percent) and TUiR Warta S.A. (5.57 percent). As of December 31, 2012, there were 45 insurance companies controlled by foreign investors (compared to 45 as of December 31, 2011 and 45 as of December 31, 2010). As of December 31, 2012, FDI in the insurance market reached PLN 4.44 billion, compared to PLN 4.47 billion as of December 31, 2011 and 4.47 billion as of December 31, 2010. As of December 31, 2012, foreign capital accounted for 80.5 percent of the total equity capital of insurance companies in Poland, compared to 77.1 percent at the end of 2011 and 77.9 percent at the end of 2010. As of December 31, 2012, there were 59 licensed insurance companies operating in Poland, of which 28 were life insurance companies and 31 were non life insurance companies (including one reinsurance company).

Public Finance

After peaking at 7.9 percent of GDP in 2010, the general government deficit started to decrease in 2011, when it fell to 5.0 percent of GDP. In 2012, the general government deficit decreased by a further 1.1 percentage points to 3.9 percent of GDP. In 2011, reduction of the deficit was mainly due to expenditure consolidation. The expenditure to GDP ratio declined from 43.4 percent of GDP in 2011 to 42.2 percent of GDP in 2012. The most significant reductions were made to investment spending (reduced by 1.1 percentage points of GDP), with the most significant decline being observed in the local government sector (reduced by 0.6 percentage points of GDP). Despite a decline in investment, which was determined by the investment cycle and accumulation of investment in 2011, the level of public investment in Poland was almost the highest in the EU and reached 4.6 percent of GDP in 2012. In addition, in 2012, the real growth of public consumption was stable as a result of a decrease in compensation of employees by 2.3 percentage points (attributable to a freeze of the wage fund) and an increase in intermediate consumption by 0.6 percentage points of GDP. Although the level of government revenues in relation to GDP decreased only by 0.1 percentage points of GDP compared to 2011, the central subsector recorded a drop in tax revenue of 0.8 percentage points in 2012, due primarily to a decrease in revenues from indirect taxes by 0.9 percentage points, mainly as a result of automatic stabilizers. The general government deficit is expected to increase, as a percentage of GDP, by 0.9 percentage points in 2013, as compared to 2012. See “European Union Membership – Excessive Deficit Procedure.” This widening of the deficit in 2013 may be attributed to automatic stabilizers, i.e. to the faster drop in revenue (by 1.8 percentage points of GDP) than expenditure (by 0.9 percentage points). The reduction of the expenditure-to-GDP ratio was achieved through a package of consolidation measures, including the temporary disciplining expenditure rule limiting growth in all newly enacted and flexible expenditure categories to one percentage point over the inflation rate and a freeze in the wage fund. Deeper cuts on the expenditure side were not implemented because of its potentially negative impact on fragile economic recovery. Consolidation measures on the revenue side consisted of increases in excise duty and a freeze of personal income tax thresholds constituted.

The achievement of sustainable public finance, which constitutes the primary goal of the Government, requires, among other steps, the further strengthening of the institutional framework for fiscal policy. As a result, the stabilizing expenditure rule (the “SER”) has been binding in Poland since December 28, 2013. See “The State Budget – Stabilizing Expenditure Rule” below. The rule was used on a temporary basis in the process of preparing the draft Budget Act for 2014. The final rule is expected to be introduced as part of the Budget Act for 2015. The SER is expected to contribute to the reduction of the excessive general government deficit and the pursuit of fiscal consolidation.

Part of the fiscal strategy includes implementation of Poland’s pension reforms, as the EU may factor in the cost and structure of the multi-pillar pension reform schemes in evaluating a Member State’s deficit excesses so long as these reforms include a mandatory fully funded pillar, the deficit does not significantly exceed the reference value and overall fiscal sustainability is maintained. See “Social Security System – Pension System Reform”.

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Other structural reforms that are intended to play a significant role in the strengthening of these consolidation effects and long-term sustainability of public finances are the gradual increase and equalization of the retirement age of men and women discussed below. See “Social Security System – Pension System Reform”. This reform is expected to contribute to an increase in long-term GDP in Poland by increasing the labor supply. Higher economic growth, a larger remuneration fund and longer occupational activity are also expected to be contributory factors to increasing pension capital.

General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA 95) for the years indicated. This table hereby amends and supersedes the corresponding table on page 34 of the accompanying Prospectus.

	2008	2009	2010	2011	2012	2013[1]

	(as a % of GDP)
General government balance	(3.7)	(7.4)	(7.9)	(5.0)	(3.9)	(4.8)
Central government	(3.9)	(5.4)	(6.4)	(4.2)	(3.9)	(4.1)
Local government	(0.2)	(1.1)	(1.2)	(0.7)	(0.3)	(0.2)
Social security funds	0.4	(0.9)	(0.2)	(0.1)	0.2	(0.6)

Source: Central Statistical Office
(1)	Forecasts prepared in accordance with EU Council Regulation (EC) No 479/2009, as amended and the statements contained in EU Council’s minutes of November 22, 1993: Eurostat

The following table sets out state budget revenues and expenditures using the Polish methodology for the years indicated. This table hereby amends and supersedes the corresponding table on page 34 of the accompanying Prospectus.

	2008	2009	2010	2011	2012	2013[1]

	(PLN millions)
Total revenue	253.5	274.2	250.3	277.6	287.6	275.7
Total expenditure	277.9	298.0	294.9	302.7	318.0	327.3
Balance	(24.3)	(23.8)	(44.6)	(25.1)	(30.4)	(51.6)
GDP	1275.5	1344.5	1416.6	1528.1	1595.3	1642.9
	(as a % of GDP)
Total revenue	19.9	20.4	17.7	18.2	18.0	16.8
Total expenditure	21.8	22.2	20.8	19.8	19.9	19.9
Balance	(1.9)	(1.8)	(3.1)	(1.6)	(1.9)	(3.1)

Source: Ministry of Finance, Central Statistical Office
(1)	The 2013 Budget Act, as amended

The following table sets out certain information regarding total revenues and expenditure for local governments for the years indicated. This table hereby amends and supersedes the corresponding table on page 34 of the accompanying Prospectus.

	2008	2009	2010	2011	2012

	(PLN millions)
Total revenues	142,569	154,842	162,797	171,309	177,413
Total expenditure	145,183	167,828	177,766	181,595	180,459
Balance	(2,614)	(12,986)	(14,970)	(10,286)	(3,046)
As % of GDP	(0.2)	(1.0)	(1.1)	(0.7)	(0.2)
GDP	1275.5	1344.5	1416.6	1528.1	1595.3

Source: Ministry of Finance.

The State Budget

The 2013 Budget Act

On September 4, 2012, Poland’s Government approved a draft budget bill for 2013, envisaging the central budget deficit at PLN 35.6 billion and the country’s economic growth at 2.2 percent in the

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2013 budget year. On January 25, 2013, the President signed the 2013 Budget Act, which provides for revenues of PLN 299.4 billion, expenditures of PLN 335.0 billion, and foresees a deficit of PLN 35.6 billion. Financing received from EU sources has been excluded from the state budget since January 1, 2010 (except for the portion concerning technical assistance and national co-financing).

On October 4, 2013, the President signed amendments to the Budget Act which provided for revenues of PLN 275.7 billion (a decrease of approximately PLN 23.7 billion as compared to revenues originally envisioned in the Budget Act), expenditures of PLN 327.3 billion (a decrease of approximately PLN 7.7 billion as compared to expenditures originally envisioned in the Budget Act), and a deficit of PLN 51.6 billion (an increase of approximately PLN 16.0 billion as compared to the deficit originally envisioned in the Budget Act). The amendments to the Budget Act signed by the President include substantial cuts to expenditures relating to national defense (PLN 3.1 billion), transport (PLN 1.0 billion) and foreign debt servicing costs linked, in part, to the pension system reform (PLN 1.05 billion).

The 2014 Budget Act

On December 13, 2013, the Sejm (the lower house of Parliament) approved the draft 2014 Budget Act. According to the draft 2014 Budget Act, the state budget deficit is expected to amount to PLN 47.7 billion, with state budget revenue estimated to reach PLN 277.0 billion and state budget expenditures estimated to reach PLN 324.6 billion. The draft 2014 Budget Act projects real GDP growth of 2.5 percent and reflects the implementation of the CP 2013’s deficit reduction measures, including a reduction in debt servicing costs as a result of the pension system reform and the informal adoption of a permanent SER, which would be formally adopted in the 2015 Budget Act. The draft 2014 Budget Act anticipates an extension of the wage freeze in most units of the central government and social insurance subsectors to support a policy of stabilizing expenditures.

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The following table sets out state revenues in nominal terms and as a percentage of GDP for the years indicated. This table hereby amends and supersedes the corresponding table on page 36 of the accompanying Prospectus.

	2008	2009	2010	2011	2012	2013 Budgeted(1)

	(PLN millions)
NOMINAL REVENUES
Tax revenue	219,499.4	214,878.8	222,552.7	243,210.9	248,274,6	239,150.2
VAT and other indirect taxes	153,677.7	154,957.7	165,189.6	180,272.6	181,892,2	174,050.0
Corporate income tax	27,159.7	24,156.6	21,769.9	24,861.9	25,145,7	22,000.0
Personal income tax	38,658.5	35,763.7	35,592.6	38,074.9	39,809,4	40,900.0
Non tax revenue	19,308.9	27,433.4	24,501.6	32,274.5	37,143,2	34,978.7
Dividends	3,319.8	8,326.5	4,977.1	6,122.9	8,208,0	6,925.5
Transfers from the NBP			3,957.3	6,202.7	8,205,3	5,264.0
Custom duties	1,728.8	1,627.5	1,663.7	1,923.8	1,974,0	2,001.0
Payments, fees, interests and others	12,095.5	14,777.3	11,176.9	15,641.3	16,348,0	18,404.9
Local government payments	2,164.8	2,702.0	2,726.7	2,383.8	2,407,9	2,383.3
Revenue from EU and other non-returnable means	14,739.0	31,871.3	3,248.5	2,071.8	2,177,3	1,600.5

TOTAL REVENUE	253,547.3	274,183.5	250,302.8	277,557.2	287,595.1	275,729.4

	Revenues as a % of GDP
Tax Revenue	17.2	16.0	15.7	15.9	15.6	14.6
VAT and other indirect taxes	12.0	11.5	11.7	11.8	11.4	10.6
Corporate income tax	2.1	1.8	1.5	1.6	1.6	1.3
Personal income tax	3.0	2.7	2.5	2.5	2.5	2.5
Non tax revenue	1.5	2.0	1.7	2.1	2.3	2.1
Dividends	0.3	0.6	0.4	0.4	0.5	0.4
Transfers from the NBP	0.3	0.4	0.5	0.3
Custom duties	0.1	0.1	0.1	0.1	0.1	0.1
Payments, fees, interests and others	0.9	1.1	0.8	1.0	1.0	1.1
Revenue of budgetary units	0.2	0.2	0.2	0.2	0.2	0.1
Revenue from EU and other non-returnable means	1.2	2.4	0.2	0.1	0.1	0.1

TOTAL REVENUE	19.9	20.4	17.7	18.2	18.0	16.8

(1)	The 2013 Budget Act, as amended.
Source: Ministry of Finance

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The following table sets out certain information regarding state budget expenditure in nominal terms and as a percentage of GDP for the years indicated. This table hereby amends and supersedes the corresponding table on pages 36 to 37 of the accompanying Prospectus.

	2008	2009	2010	2011	2012	2013 Budgeted(4)

	(PLN millions)
Total State budget expenditures	277,894	298,028	294,894	302,682	318,002	327,294
of which
Subsidies(1)	2,832	3,170	3,960	4,690	5,281	5,087
Foreign debt service	5,122	6,675	7,386	8,849	10,321	10,333
Social insurance	64,037	64,010	71,766	72,317	75,993	75,314
Current expenditures of the budget sphere	96,399	93,073	97,133	100,324	103,993	109,274
Domestic debt service and guarantees	19,995	25,553	26,757	27,107	31,788	32,372
Capital expenditures(2)	14,920	14,654	15,439	14,915	13,570	12,525
Subsidies to local authorities(3)	40,460	45,043	47,185	48,348	50,372	51,260
EU own resources	12,213	13,418	14,345	14,731	15,943	18,180
Financing EU co-financed projects	21,916	32,432	x	x	x	x
Co-financing EU projects	x	x	10,923	11,401	10,801	12,949
	Expenditures as a % of GDP
Expenditures as a percentage of GDP
Total State budget expenditures	21.8	22.2	20.8	19.8	19.9	19.9
of which
Subsidies(1)	0.2	0.2	0.3	0.3	0.3	0.3
Foreign debt service	0.4	0.5	0.5	0.6	0.6	0.6
Social insurance	5.0	4.8	5.1	4.7	4.8	4.6
Current expenditures of the budget sphere	7.6	6.9	6.9	6.6	6.5	6.7
Domestic debt service and guarantees	1.6	1.9	1.9	1.8	2.0	2.0
Capital expenditures(2)	1.2	1.1	1.1	1.0	0.9	0.8
Subsidies to local authorities(3)	3.2	3.4	3.3	3.2	3.2	3.1
EU own resources	1.0	1.0	1.0	1.0	1.0	1.1
Financing EU co-financed projects	1.7	2.4	x	x	x	x
Co-financing EU projects	x	x	0.8	0.7	0.7	0.8
GDP (PLN millions)	1,275,508	1,344,505	1,416,585	1,528,127	1,595,264	1,642,912

Notes:
From 2010, financing EU resources budget is excluded from state budget (without part concerning technical assistance and national co-financing).
(1)	Subsidies to enterprises.
(2)	Capital expenditures include investments and equity contributions.
(3)	General subventions to local governments.
(4)	The 2013 Budget Act, as amended.
x	Not available.
Source: Ministry of Finance

Financing the State Budget Deficit

The state’s budget deficit in 2013 was lower than expected in the 2013 Budget Act (after amendment) and amounted to approximately PLN 43.0 billion, while total net borrowing requirements amounted to PLN 57.1 billion and gross borrowing requirements to PLN 156.9 billion. Borrowing requirements in 2013 were financed mainly by issuances in the domestic market (84.0 percent) with Treasury bond issuances in the international markets representing 6.0 percent of total funding and loans (7.0 percent)

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from the international financial institutions (European Investment Bank and the World Bank). Additional funding (4.0 percent) was obtained from temporary management of liquid European funds.

Financing in the domestic market in 2013 was mainly obtained through the sale of Treasury bonds at auction. Of all Treasury securities sold, medium term bonds (5 years) amounted to 44.0 percent, long-term bonds amounted to 26.0 percent and short-term bonds (up to two years) amounted to 29.0 percent. The sale of Treasury bonds sold in retail amounted to 2.0 percent. Net financing in the domestic market came mainly from domestic financial institutions (banks, pension funds and investment funds). Financing in the international markets mainly consisted of issues of Treasury bonds denominated in euro, U.S. dollars and Japanese yen. The State Treasury’s debt at the end of 2013 had an average term to maturity of 5.3 years, with the share of foreign debt decreasing to 30.0 percent.

The budget deficit for 2014 is projected to amount to PLN 47.5 billion according to the draft 2014 Budget Act, while total net and gross borrowing requirements for 2014 are expected to amount to PLN 55.2 billion and PLN 132.4 billion, respectively. As in previous years, the process of funding complies with the main strategic objective and the flexibility in choosing the market, currency and instrument type. The major part of funding is expected to be received from the domestic Treasury bond market with the financing structure depending on the market situation. As of January 14, 2014, 39.0 percent of expected gross borrowing requirements for 2014 had already been financed, with a significant part of this funding made in 2013 as pre-financing for 2014.

Excise Tax

Beginning in January 2013, an excise duty has been levied on raw tobacco. Additionally, a specific excise rate applicable to cider and perry alcoholic beverages has been introduced. Since the beginning of 2013, higher excise rates on cigarettes, cut tobacco, cigars and cigarillos have also been introduced. The State revenue from excise duty amounted to PLN 60,449.9 million in 2012.

VAT

Due to the Convergence Programme’s assumptions, it is expected that after 2013 VAT rates (23.0 percent and 8.0 percent) will remain unchanged. The main reason for maintaining the VAT rates at the same level is the need to reduce public finance imbalance. The maintenance of VAT rates at current levels would require an amendment to the Act on tax on goods and services, dated March 11, 2004, as amended (the “VAT Act”). On October 1, 2013, the cabinet approved a draft amendment to the VAT Act that would maintain the current VAT rates until December 31, 2016. A draft amendment of the VAT Act is currently under consideration by Parliament.

Stabilizing Expenditure Rule

The temporary expenditure rule that limited the growth of both discretionary and new legally mandated spending to the forecast CPI inflation rate enhanced by one percentage point has been suspended in the amendment of the 2013 Budget Act. This is because without removal of the temporary rule, the amended 2013 Budget Act would have resulted in expenditure that exceeded the thresholds set by the rule. This temporary rule has been replaced by a permanent SER, with the aim of ensuring sustainability of public finance in Poland by stabilizing the nominal general government balance in the medium-term and to prevent public debt from reaching a predefined threshold corresponding to the reference values stipulated in the Public Finance Act of December 12, 2012 (i.e., 50.0 and 55.0 percent of GDP). The introduction of the SER and the accompanying changes to Poland’s domestic fiscal framework have also ensured compliance with the Council Directive 2011/85/EU of November 8, 2011 on requirements for budgetary frameworks of the Member States.

Under the SER, the technical level of expenditure grows substantially in accordance with the medium-term real GDP growth rate multiplied by the projected CPI inflation (for a year on which the calculated limit is imposed). The formula contains components to adjust for incorrect inflation forecasts, projected discretionary revenue measures and imbalances in public finance. The medium-term real GDP growth rate used in the SER formula is calculated as an eight year average, with a six-year backward-looking period. Because it incorporates an historical backward-looking component in the calculation of the level of expenditure, the formula of the SER helps mitigate the risk of a pro-cyclical fiscal policy that would result from a calculation based only on performance in the current year. The SER provides for only limited instances in which it can be disapplied, such as the invocation of martial law or a state of emergency, or a natural disaster throughout the territory of Poland. Entry into force of the SER has changed the sanctions applicable beyond prudential limits of public debt. The thresholds of 55.0 percent and 60.0 percent of GDP have been maintained, but

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previous sanctions invoked when exceeding the threshold of 50.0 percent of GDP have been replaced by sanctions resulting from the SER correction mechanism and the sanctions relating to the higher (55.0 percent) threshold have been supplemented by the SER correction mechanism. Moreover, as the pension system reform is expected to cause a steep decrease in debt-to-GDP ratio, the debt thresholds in the correction mechanism of the SER are expected to be lowered to 43.0 and 48.0 percent of GDP, respectively. See “Public Debt – Debt Management” below.

The main goal of the SER is to reduce and stabilize general government deficit, and consequently, public debt. The SER is not expected to cause excessive tightening of fiscal policy, even under conditions of severe economic downturn, because of the methodology according to which the level of expenditure is calculated. The rule was used on an informal basis for the planning of expenditure for 2014 and is expected to be made formally binding by the 2015 Budget Act.

Social Security System

Direct Budgetary Social Expenditure

The refund in respect of the transfer of contributions to OPFs amounted to PLN 8.2 billion in 2012, compared to PLN 16.2 billion in 2007 (see “Pension System Reform” below). The transfers are reflected in the budgetary expenditure in macroeconomic terms representing a long term saving for the whole economy and reducing the negative impact of the budget deficit on national savings. The transfers amounted to PLN 19.9 billion in 2008, PLN 21.1 billion in 2009, PLN 22.3 billion in 2010 and PLN 15.4 billion in 2011.

Pension System Reform

At the end of 2012, there were 14 second pillar pension funds in Poland, with more than 15.9 million members accounting for PLN 269.6 billion of net pension fund assets. On December 31, 2012, Treasury securities and stocks listed on the WSE constituted the majority of total assets held by OPFs (accounting for 53.0 and 35.0 percent of total assets held by pension funds, respectively). The investment strategy of pension funds is strictly regulated by law.

In January 2013, the Act on the amendment of the Act of December 17, 1998 on pension benefits from Social Insurance Fund and certain others acts came into force. Among one of its most important reforms is the increase and equalization of the retirement age for men (from 65 years) and women (from 60 years) to 67 years. The amendment stipulates that from 2013, the retirement age will increase by three months each year until the target retirement age of 67 is reached. Men will reach the target age in 2020, whereas women will reach the target age in 2040. The new regulations apply to women born after December 31, 1952 and men born after December 31, 1947.

Pension reform also includes changes to the relationship between OPFs and the public pension system (the “Social Security Fund”). These reforms are designed to correct a funding gap in second pillar funds that has historically been financed by issuances of public debt. As of the end of 2012, the estimated amount of public debt issued to finance contributions to OPFs represented 17.5 percent of GDP, amounting to more than 30.0 percent of total public debt in Poland. According to current pension system reforms, Treasury securities and state-guaranteed bonds will be transferred from OPFs to the Social Security Fund (equities will not be transferred) and acquired by the Minister of Finance, after which they will be cancelled. The value of transferred assets will amount to 51.5 percent of the net assets of each OPF. Existing participants in OPFs will be able to choose whether they wish to continue making pension contributions to their OPFs; no declaration will result in the transfer of future contributions to the Social Security Fund. Pension payouts for both pillars will be made by the Social Security Fund only. OPFs will no longer be permitted to invest in Treasury securities or state-guaranteed bonds.

The Ministry of Finance’s estimations indicate that the public debt-to-GDP ratio (according to Poland’s national methodology) will fall by approximately 8.5 percentage points in 2014 as a result of the pension system reform, and the general government debt-to-GDP ratio (according to EU methodology) will drop by approximately 9.2 percentage points. The State budget net borrowing requirements in 2014 are expected to be reduced by PLN 16.5 billion. It is also expected that, in subsequent years, the government’s borrowing requirements will be substantially lower mainly due to the gradual transfer of assets of the insured at 10 years or less to retirement to the Social Security Fund, lower contribution rate to OPFs along with lower transfers to OPFs due to a choice given to the insured whether their new contributions should be transferred to OPFs and subsequent savings in public debt servicing costs.

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The process of transferring Treasury securities and state-guaranteed bonds from OPFs to the Social Security Fund is expected to occur in February 2014. The constitutionality of the anticipated reform has been called into question by some participants of the public debate, however the government is confident about the constitutionality of the law and the Ministry of Finance has confirmed that the reform agenda will be implemented as planned during 2014. The President of the Republic of Poland signed the law and announced that he plans to ask the Constitutional Tribunal about the constitutionality of some aspects of the law after it comes into force. Implementation of the planned pension reform is a key assumption underlying the draft 2014 Budget Act.

Healthcare System

Currently, management of the healthcare system is coordinated by a national health fund, into which employers are required to make a mandatory payment of 9.0 percent of each individual employee’s wages. The budget expenditure on healthcare amounted to PLN 5.4 billion in 2012.

Extra Budgetary Funds

The following table sets out certain information regarding selected extra budgetary funds for the years indicated. This table hereby amends and supersedes the corresponding table on page 41 of the accompanying Prospectus.

	2008	2009	2010	2011	2012

	(PLN millions)
Social Insurance Fund
Revenues	137,330	141,014	167,481	162,036	174,123
Transfers from State budget	33,230	30,503	38,112	37,513	39,521
Transfers to Open Pension Funds	19,911	21,086	22,347	15,431	8,181
Expenditure	136,133	153,359	170,845	167,786	176,440
Pension and Disability Fund of Farmers
Revenues	16,185	17,064	16,348	16,567	17,103
Transfers from State budget	14,868	15,705	14,936	15,120	15,556
Expenditure	16,794	17,046	16,575	16,499	17,026
Labor Fund
Revenues	9,110	10,326	10,963	10,487	11,234
Budget transfers	322	352	323	324	310
Expenditure	5,756	11,245	12,235	8,744	9,634
Health Fund
Revenues	52,810	56,938	57,586	60,723	62,958
Budget transfers to National Health Fund	5,236	5,672	5,238	5,338	5,435
Health premiums financed by State budget	3,684	3,782	3,298	3,355	3,358
Funds for execution of commissioned Tasks	10	1	0	0	0
State budget subsidy for healthcare of specific type of beneficiaries	73	167	213	226	253
State budget subsidy for medical rescue units	1,469	1,722	1,726	1,758	1,824
Transfers from National Health Fund to State budget	0	0	0	0	0
Expenditure	51,658	57,633	59,326	60,923	60,672

Source: Ministry of Finance

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Public Debt

The following table sets out total public sector debt as of the dates indicated. This table hereby amends and supersedes the table on page 42 of the accompanying Prospectus.

	As of December 31,					As of September 30,

	2008	2009	2010	2011	2012	2013

	(PLN millions)
Public finance sector debt	597,764	669,876	747,899	815,346	840,477	890,580
Central government sector debt	566,883	623,592	692,360	748,806	770,819	823,460
of which
State Treasury debt	565,462	622,390	691,210	747,504	769,129	821,736
Local government sector debt	28,107	39,325	53,519	64,261	67,398	66,744
Social Security sector debt	2,775	6,960	2,019	2,279	2,259	370

Source: Ministry of Finance

State Treasury Debt

In nominal terms, Poland’s total State Treasury debt has grown from PLN 569.9 billion at the end of 2008 to PLN 847.7 billion at the end of September 2013.

Between 2003 and 2012, Poland repurchased all its outstanding Brady Bonds, issued by the State Treasury in 1994 to Poland’s creditors in connection with its commercial debt restructuring.

The following table sets out categories of the State Treasury’s debt as of the dates indicated as aggregate amounts and as percentages of nominal GDP. This table hereby amends and supersedes the corresponding table on page 43 of the accompanying Prospectus.

	As of December 31,					As of September 30,

	2008	2009	2010	2011	2012	2013

	(PLN millions except for percentages)
Domestic State Treasury Debt	420,020	462,734	507,011	524,690	542,970	589,708
as a percentage of GDP	32.9%	34.4%	35.8%	34.4%	34.0%
International State Treasury Debt	149,926	168,773	194,840	246,438	250,884	258,003
as a percentage of GDP	11.8%	12.6%	13. 8%	16.2%	15.7%
Total State Treasury Debt	569,946	631,506	701,851	771,128	793,854	847,711
as a percentage of GDP	44.7%	47.0%	49.5%	50.6%	49.7%
GDP	1,275,508	1,344,505	1,416,585	1,528,127	1,595,883

Source: Ministry of Finance

Debt Management

In line with an amendment to the Public Finance Act dated December 12, 2012 (in force from January 1, 2013), the following new measures have been implemented:

(a)	public debt denominated in a foreign currency is recalculated using the arithmetic mean of the average exchange rates between such foreign currency and the złoty as published by the NBP on each business day of the relevant budget year;

(b)	the amount calculated in point (a) is reduced by the value of liquid funds that will be used to finance the state budget borrowing needs in the following budget year.

If the ratio recalculated according to the instructions presented above does not exceed the 50.0 percent or 55.0 percent public debt to GDP thresholds described in the Public Finance Act then the legal restrictions which are triggered by those thresholds (specifically that the state budget deficit to state

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budget revenue ratio, at both the central and local government levels, for year x+2 cannot be higher than in the year x+1) do not apply, and neither do the prudential and remedial procedures or resulting increases in VAT.

According to an amendment to the Public Finance Act dated July 26, 2013 (in force from August 20, 2013), the legal restrictions which are triggered by the 50.0 percent threshold (that the state budget deficit to state budget revenue ratio for year x+2 cannot be higher than in the year x+1) do not apply in 2013.

Under the SER, the current legal restrictions that apply under the Public Finance Act when the 60.0 percent prudential debt limit is exceeded will remain unchanged. Restrictions that currently apply under the Public Finance Act when the threshold of 50.0 of GDP is exceeded will be replaced by restrictions linked to the correction mechanism of the SER. A key difference between the restrictions applied to debt growth under the Public Finance Act and restrictions under the SER is that restrictions under the Public Finance Act apply only to the state budget and thereby do not take into account debt incurred by the public sector on a non state level, such as debt incurred by local government entities, that nonetheless contribute to overall public debt. Restrictions on debt growth under the SER will apply to elements of the public sector not currently covered by restrictions under the Public Finance Act and will thereby provide a more effective correction. Previous restrictions triggered when the 55.0 percent threshold under the Public Finance Act is exceeded are envisioned to be supplemented, but not replaced, by the SER correction mechanism.

Internal State Treasury Debt

Poland’s internal State Treasury debt has increased from PLN 420.0 billion (32.9 percent of GDP) at the end of 2008 to PLN 543.0 billion at the end of 2012 (34.0 percent of GDP). Internal State Treasury debt was PLN 589.7 billion at the end of September 2013.

External State Treasury Debt

At the end of September 2013, Poland had PLN 258.0 billion (US$82.6 billion) of external State Treasury debt outstanding. Approximately 6.2 percent of this debt is in the form of sovereign bonds issued abroad. Other categories include loans from international financial institutions such as the EIB, Paris Club debt (which arose as a result of debt restructuring agreed with Poland’s creditors in 1991).

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as of the dates indicated. This table hereby amends and supersedes the corresponding table on page 47 of the accompanying Prospectus.

	As of December 31,					As of September 30,

	2008	2009	2010	2011	2012	2013

	(U.S.$ millions)
Medium and Long-Term Loans
Paris Club	1,071	114	103	79	44	13
Multilateral	8,440	11,994	13,115	14,841	16,353	19,629
EIB	6,505	7,314	7,544	8,865	9,398	11,154
The World Bank	1,574	4,346	5,291	5,744	6,728	8,213
EBRD	—	—	—	—	—	—
CEB	361	334	280	232	227	262
Other loans	141	69	64	52	34	18
Total loans	9,652	12,177	13,283	14,972	16,431	19,660
Bonds
Foreign bonds	40,566	46,738	52,153	56,843	64,510	62,962
Brady Bonds	341	297	297	297	—	—
Total bonds	40,906	47,035	52,450	57,140	64,510	62,962
Short-Term Debt	61	0	0	0	0	0

Total State Treasury External Debt	50,620	59,212	65,733	72,113	80,941	82,622

Source: Ministry of Finance

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The following table presents the currency composition of the State Treasury’s external debt as of September 30, 2013. This table hereby amends and supersedes the corresponding table on page 47 of the accompanying Prospectus.

	In millions of original currency	Equivalent in U.S.$ millions	%

EUR	43,234.6	58,375.8	70.7
U.S.$	14,218.8	14,281.8	17.3
Japanese yen	402,119.0	4,108.5	5.0
Swiss francs	5,300.0	5,855.5	7.1

Total		82,621.7	100.0

Source: Ministry of Finance

Projected State Treasury External Debt Service Requirement

The following table presents debt service projections for the State Treasury’s medium and long term external debt by type of creditor for the years indicated (data as of the end of March 2013). The data contained in the table does not assume any refinancing of existing debt. This table hereby amends and supersedes the corresponding table on page 48 of the accompanying Prospectus.

	2013	2014	2015	2016	2017	2018 and beyond

	(U.S.$ millions)
PRINCIPAL PAYMENTS	380	5,975	5,505	6,008	4,587	58,061
Loans	380	946	643	1,388	730	14,210
Paris Club	13	13	0	0	0	0
Multilateral	366	921	637	1,388	730	14,210
Other	0	12	6	0	0	0
Bonds	0	5,030	4,862	4,620	3,856	43,852
INTEREST PAYMENTS	458	2,903	2,719	2,562	2,427	13,242
Loans	148	339	365	366	393	2,995
Paris Club	0	0	0	0	0	0
Multilateral	148	339	365	366	393	2,995
Other	0	0	0	0	0	0
Bonds	310	2,563	2,355	2,196	2,034	10,247
TOTAL DEBT SERVICE	838	8,878	8,224	8,570	7,014	71,303
Loans	528	1,285	1,008	1,754	1,124	17,205
Paris Club	14	13	0	0	0	0
Multilateral	514	1,259	1,002	1,754	1,124	17,205
Other	0	12	6	0	0	0
Bonds	310	7,593	7,216	6,816	5,890	54,098

Source: Ministry of Finance

London Club Agreement

In March 1994, after more than four years of negotiations, Poland and its London Club creditors agreed to the terms of a comprehensive reduction and restructuring of its external commercial debt, including all associated interest. This agreement reduced these liabilities by 49.2 percent in net present value terms, through forgiveness of interest, debt buy-backs and bond exchanges. Between 1997 and 2012, the Ministry of Finance completed a number of transactions to redeem its Brady Bonds. Between 2006 and 2009, the Ministry of Finance repurchased approximately U.S.$896.3 million in principal amount of Brady Bonds (U.S.$588.2 million in 2006, U.S.$63.4 million in 2007, U.S.$201.2 million in 2008 and U.S.$43.5 million in 2009). In 2012, the Ministry of Finance called for redemption all outstanding Brady Bonds. As a result of such operation, the notional amount of the remaining Brady Bonds was reduced to zero.

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State Treasury’s Contingent Liabilities

The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury. This table hereby amends and supersedes the corresponding table on page 49 of the accompanying Prospectus.

	2010	2011	2012

	(PLN thousands)
Domestic sureties and guarantees	25,129,039.7	34,615,948.8	37,843,884.0
Foreign guarantees	48,071,657.8	59,687,770.1	59,609,536.2

Total State Treasury’s contingent liabilities	73,200,697.5	94,303,718.9	97,453,420.2

Source: Ministry of Finance

As a result of the State’s obligations and guarantees to the Polish banking sector, the increase in contingent liabilities in recent years resulted mainly from the guaranteed debt of Bank Gospodarstwa Krajowego incurred for financing investment of the National Road Fund (“NRF”). At the end of 2010, such guarantees rose to the amount of PLN 39,868 million of contingent liabilities. The amount further increased to PLN 59,514 million in 2011 and PLN 65,207 million at the end of 2012. Apart from the above guarantees regarding debt incurred by Bank Gospodarstwa Krajowego, there are also issued guarantees with respect to payments under the NRF and financing concession liabilities incurred for motorways projects. Those guarantees amounted to PLN 15,470 million of contingent liabilities at the end of 2010, increased to PLN 17,253 million at the end of 2011 and decreased to the amount of PLN 15,717 million at the end of 2012.

The following table sets out the contingent liabilities that are expected to arise from the sureties and guarantees with a maturity greater than one year at issuance owed by the State Treasury.

	As of December 31, 2012

	Maturities

	2013	2014	2015	2016	2017	2018

	(PLN millions)
Foreign guarantees	2,862.4	3,063.7	2,280.8	2,391.8	2,213.2	5,682.2
Domestic sureties and guarantees	1,872.7	9,076.0	1,402.3	1,543.2	1,767.9	12,743.9

TOTAL	4,735.1	12,139.7	3,683.1	3,935.0	3,981.1	18,426.1

Source: Ministry of Finance

Total External Debt

Total external debt at the end of 2012 amounted to U.S.$365.7 billion. Short-term debt on original maturity basis accounted for 19.3 percent of the total external debt and was completely covered by official reserve assets. At the end of 2012, the share of general government external debt in total external debt was the highest and amounted to 41.1 percent. The share of the enterprise sector in total external debt was 39.8 percent.

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The following table shows Poland’s external debt by obligor as of the dates indicated. This table hereby amends and supersedes the corresponding table on page 51 of the accompanying Prospectus.

	As of December 31,				As of September 30,

	2009	2010	2011	2012	2013

	(U.S.$ millions)
Monetary authorities	5,375	6,894	5,040	5,557	7,105
Other investment	5,375	6,894	5,040	5,557	7,105
Loans	—	—	—	—	0
Currency and deposits	3,295	4,827	3,013	3,527	5,079
Other liabilities	2,080	2,067	2,027	2,030	2,026
Central and local government	86,847	109,584	115,970	150,298	149,138
Debt securities	72,716	93,362	97,917	129,799	125,501
Bonds and notes	71,572	92,194	97,413	129,610	125,501
Money-market instruments	1,144	1,168	504	189	0
Other investment	14,131	16,222	18,053	20,499	23,637
Trade credits		1	4	1	3
Loans	14,131	16,166	18,024	20,201	23,472
Other liabilities	—	55	25	297	162
Banks	61,837	69,175	66,196	64,418	68,688
Loans from direct investors
(Intercompany loans)	1,842	39	21	18	49
Debt securities	1,164	1,646	1,506	1,778	1,753
Bonds and notes	1,150	1,626	1,503	1,777	1,752
Money-market instruments	14	20	3	1	1
Other investment	58,831	67,490	64,669	62,622	66,886
Loans	30,733	33,991	33,774	36,317	36,993
Currency and deposits	28,052	31,517	29,466	24,269	27,874
Other liabilities	46	1,982	1,429	2,036	2,019
Other sectors	126,128	131,479	136,083	145,472	151,626
Direct investments: debt instruments	54,049	71,580	74,471	82,696	89,517
Trade credits	13,001	15,859	15,487	14,469	15,098
Debt instruments	41,048	55,721	58,984	68,227	74,419
(Mainly intercompany loans)
Debt securities	5,432	1,189	1,182	1,065	1,236
Bonds and notes	5,318	1,186	1,181	1,049	1,233
Money-market instruments	114	3	1	16	3
Other investment	66,647	58,710	60,430	61,711	60,873
Trade credits	16,641	15,294	16,233	15,856	16,633
Loans	47,266	42,425	42,994	44,493	42,813
Other liabilities	2,740	991	1,203	1,362	1,427

TOTAL EXTERNAL DEBT	280,187	317,132	323,289	365,745	376,557

Of which:
– long-term	210,176	239,889	251,425	295,282	295,563
– short-term	70,011	77,243	71,864	70,463	80,994

Source: NBP

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DESCRIPTION OF THE NOTES

The Notes will be issued under the Fiscal Agency Agreement, known as the Agency Agreement, to be dated as of January 22, 2014, among the State Treasury, Citibank N.A., London, known as the Fiscal Agent, and Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement under Schedule B declared effective on July 19, 2012.

The following description briefly summarizes some of the provisions of the Notes and the Agency Agreement. You should not assume this summary is complete. You should read the Registration Statement, including the exhibits, and in particular “Description of the Securities” in the accompanying Prospectus.

General

The Notes:

•	Mature on January 22, 2024.

•	Bear interest at a rate of 4.000 percent per annum.

•	Are to be issued pursuant to the Agency Agreement.

•	Will be issued without coupons in lawful money of the United States of America in denominations of U.S.$1,000 and integral multiples thereof.

•	Will rank at least equally in right of payment with all other unsecured and unsubordinated payment obligations of the Republic of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law. The Republic of Poland will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

•	Will not be redeemable prior to maturity at the option of the State Treasury or of the registered holders thereof.

•	Will not be subject to any sinking fund provided by the State Treasury for the amortization of the Notes.

At maturity, you will receive 100 percent of the principal amount of your Notes, plus accrued and unpaid interest to the maturity date. The State Treasury may, without the consent of the holders of the Notes, issue additional notes having the same rank and the same interest rate, maturity and other terms as the Notes. Any additional notes, together with the Notes, may constitute a single series of Notes under the Agency Agreement.

Interest:

•	Will be payable on the dates set forth on the cover of this prospectus supplement in lawful money of the United States of America to the registered holders of the Notes at the close of business on January 1 and July 1, as the case may be, prior to the payment date, each a Record Date.

•	Will be calculated on the basis of a 360-day year of twelve 30-day months.

•	Will accrue from January 22, 2014.

•	Payments will begin on July 22, 2014.

Fiscal Agent

The Agency Agreement governs the duties of the Agents. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Agents.

Citibank N.A., London, is the Fiscal Agent of the Notes under the Agency Agreement.

The Fiscal Agent is an agent of the State Treasury, is not a trustee for the holders of the Notes and does not have the responsibility or duty to act for the holders of the Notes as would a trustee.

Form and Registration

The Notes will be issued in the form of one or more fully registered global notes, or the Global Notes, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the Depositary or DTC, and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the Global Notes in the United States through

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the Depositary or in Europe through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, société anonyme, or Clearstream, Luxembourg, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream, Luxembourg’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary.

The Clearing Systems

The Depositary advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, or the Exchange Act. The Depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Euroclear advises that the system it operates, the Euroclear System, was created in 1968 to hold securities for its participants, or Euroclear Participants, and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, collectively, the Euroclear Terms and Conditions. The Euroclear Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions, to the extent received by Euroclear.

Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations, or Clearstream Participants, and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that

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clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream, Luxembourg or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within the Euroclear System and within Clearstream, Luxembourg and between Euroclear and Clearstream, Luxembourg in accordance with procedures established for these purposes by Euroclear and Clearstream, Luxembourg. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Clearstream, Luxembourg and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream, Luxembourg and DTC.

Definitive Notes

Individual certificates in respect of the Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC or each of Euroclear and Clearstream, Luxembourg notifies the State Treasury that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Exchange Act and in each case a successor clearing system is not appointed by the State Treasury within 90 days after receiving such notice from Euroclear, Clearstream, Luxembourg or DTC or on becoming aware that DTC is no longer so registered, the State Treasury will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery or such Global Notes for cancellation.

If such certificates are issued and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require, the Luxembourg Agent will act as paying agent and transfer agent in Luxembourg and the holders of the Notes will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg Agent, 69 route d’Esch, L-2953 Luxembourg. For as long as the Notes are listed on the Luxembourg Stock Exchange and such stock exchange so requires, the State Treasury will publish any changes as to the identity or location of the Luxembourg Agent in a leading daily newspaper in Luxembourg, which is expected to be the d’Wort, or on the website of the Luxembourg Stock Exchange at www.bourse.lu.

Payments on the Global Notes

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Euroclear Participants and/or Clearstream Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Euroclear Participants or Clearstream Participants on the other, will be effected in the Depositary in accordance with the Depositary’s rules on behalf of Euroclear or Clearstream, Luxembourg, as applicable; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as applicable, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). Euroclear or Clearstream, Luxembourg, as applicable, will, if the transaction meets its settlement requirements, deliver instructions to effect final settlement on its behalf by delivering or receiving Notes in the Depositary and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Euroclear Participants and Clearstream Participants may not deliver instructions directly to the Depositary.

Because of time-zone differences, credits of Notes received in the Euroclear System or Clearstream, Luxembourg as a result of a transaction with a DTC Participant will be made during subsequent

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securities settlement processing and dated the business day following the Depositary’s settlement date. Such credits or any transactions in such Notes settled during such proceeding will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of Notes by or through a Euroclear Participant or a Clearstream Participant to a DTC Participant will be received with value on the Depositary’s settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of the Depositary, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Notices

As long as any Notes are listed and admitted to trading on the regulated market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, all notices regarding the Notes shall be published in a leading newspaper of general circulation in Luxembourg, which is expected to be the d’Wort or on the internet site of the Luxembourg Stock Exchange at www.bourse.lu.

Other Terms

For other terms of the Notes, including the negative pledge covenant and events of default, see “Description of the Securities” in the accompanying Prospectus.

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TAXATION

The following discussion summarizes certain Polish and U.S. federal income tax considerations that may be relevant to you if you invest in the Notes. This summary is based on laws, regulations, rulings and decisions now in effect, any of which may change. Any such change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding the Notes, including the relevance to your particular situation, as well as state, local or other tax laws.

Polish Tax Considerations

Non-Polish tax residents

Under Art. 21(1)(130) of the Personal Income Tax Act, dated July 26, 1991 (“PIT Act”), interest on the Notes and income from the disposal of the Notes offered on foreign markets within the meaning of Polish public law (i.e., in markets other than Poland) received by individuals who are not tax residents in the Republic of Poland (i.e., who, in principle, do not have their center of affairs and do not stay longer than 183 days in Poland during a tax year) are exempt from personal income tax.

Under Art. 17(1)(50) of the Corporate Income Tax Act, dated February 15, 1992, interest on the Notes and income from the disposal of the Notes offered on foreign markets within the meaning of Polish public law (i.e., in markets other than Poland) received by entities which are not tax residents in the Republic of Poland (i.e., which, in principle, do not have their seat and which do not have their management office in Poland) are exempt from corporate income tax.

Therefore, if you are an individual or an entity that is not a tax resident in the Republic of Poland, there will be no income tax or withholding tax on principal and interest on the Notes or on any income obtained from a sale or exchange of the Notes.

Polish tax residents-individuals

Interest obtained from Notes and income from their sale or exchange generated by individuals who are Polish tax residents (i.e., who, generally, have their center of affairs or stay longer than 183 days during the tax year in the Republic of Poland) and entities with their tax residence in the Republic of Poland (i.e., which, in principle, have their seat or management office in the Republic of Poland) are taxed in the Republic of Poland.

Under Art. 30a.7 of the PIT Act, interest income does not cumulate with general income subject to the progressive tax rate, but under Art. 30a.1.2 of the PIT Act it is subject to 19 percent flat rate tax.

Under Art. 41.4 of the PIT Act, the interest payer, other than an individual not acting within the scope of his/her business activity, should withhold the 19 percent Polish tax upon any interest payment. Under Art. 41.4d of the PIT Act, the entities operating securities accounts for the individuals, acting as tax remitters, should withhold this interest income if such interest income (revenue) has been earned in the territory of Poland and is connected with securities registered in the said accounts, and the interest payment to the individual (the taxpayer) is made through said entities. There are no regulations on where interest income is earned. In practice, unless specific circumstances indicate otherwise, it is considered that interest income is earned at the jurisdiction of the debtor, with respect to the Notes – Poland. Although this is not expressly regulated in the tax law, in practice, the obligation to withhold Polish income tax applies only to Polish interest payers and not foreign payers.

Under Article 45.3b of the PIT Act, if the tax is not withheld, the individual is obliged to settle the tax himself/herself by 30 April of the following year.

Separate, specific rules apply to interest income on securities held on omnibus accounts within the understanding of Polish law. Under Article 41.10 of the PIT Act, insofar as securities registered in omnibus accounts are concerned, the entities operating omnibus accounts through which the amounts due are paid are liable to withheld the flat-rate income tax on interest income. The tax is charged on the day of placing the amounts due at the disposal of the omnibus account holder.

Pursuant to Article 30a.2a of the PIT Act, with respect to income (revenue) from interest transferred to taxpayers holding rights attached to securities registered in Polish omnibus accounts whose identity has not been revealed to the tax remitter in accordance with the Act on Trading in Financial Instruments, dated 29 July 2005, a 19.0 percent flat-rate tax is withheld by the tax remitter (under

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art. 41.10 of the PIT Act the entity operating the omnibus account) from the aggregate income (revenue) released for the benefit of all such taxpayers through the omnibus account holder.

If individuals hold Notes as a business asset, in principle, the income should be taxed in the same way as other business income. This will either be a tax at the 19 percent rate or the 18 to 32 percent progressive tax rate, depending upon the individual’s choice and the meeting of certain conditions.

Under Article 30b(1) of the PIT Act, income generated by individuals being Polish tax residents from the sale or exchange of Notes is taxed at 19 percent; where the income is calculated as the difference between the sum of revenues earned from the disposal of the Notes for remuneration and the tax deductible costs. Under Article 21(1)(119) of the PIT Act, interest received on Notes are exempt from personal income tax in the part that corresponds to the interest paid upon the acquisition of the Notes from the issuer. The taxpayer himself or herself is obliged to settle the tax, and no tax or tax advances are withheld by the entity that makes the payment.

Polish tax residents—legal persons

Under Art. 12 and 19(1) of the Corporate Income Tax Act, dated February 15, 1992, interest and capital gains on Notes gained by legal persons who are Polish tax residents is included in the standard corporate income taxable base, subject to taxation at the 19 percent corporate income tax rate. Such legal person is obliged to settle the tax, and no tax or tax advances are withheld by the entity that makes the payment.

Civil law transactions tax

Under Art. 9(7) of the Civil Law Activities Tax Act, dated September 9, 2000, a sale of treasury bonds and bills is exempt from civil law transactions tax; therefore, no Polish civil law transactions tax should apply to a sale of the Notes.

European Union Directive on the Taxation of Savings Income

The European Union has adopted a Directive (2003/48/EC) regarding the taxation of savings income. From July 1, 2005, Member States have been required to provide to the tax authorities of other Member States details of payments of interest or other similar income paid by a person to an individual resident in another Member State except that Austria, Belgium and Luxembourg instead impose a withholding system for a transitional period (unless during such period they elect otherwise). A number of non-EU countries and territories (referred to in that Directive) have adopted equivalent measures from the same date.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) acquiring, holding and disposing of the Notes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), final, temporary and proposed U.S. Treasury regulations (“Regulations”), and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax considerations described in this summary.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules (including, without limitation: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in stocks, securities, currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) partnerships, pass-through entities, or persons that hold the Notes through pass-through entities; (viii) holders that are not U.S. Holders (as defined below); (ix) investors that hold the Notes as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; (x) investors that have a functional currency other than the U.S. Dollar; and (xi) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address U.S. federal estate, gift or alternative minimum tax considerations, or non-U.S., state or local tax considerations. This summary addresses only the U.S. federal income tax considerations for initial purchasers of the Notes at original issue and at their “issue price” (i.e., the first price at which a substantial amount of the Notes is sold to the public for cash, excluding to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and assumes

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that investors will hold the Notes as capital assets (generally, property held for investment). The State Treasury intends to treat the Notes issued under this prospectus supplement as debt.

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of Notes that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or any entity treated as a corporation organized in or under the laws of the United States or any State thereof, including the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust (l)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control or (2) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

Payments of Interest

General

Interest on a Note, including the payment of any Additional Amount before reduction for any taxes withheld therefrom, will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the holder’s method of U.S. federal income tax accounting. Interest paid by the State Treasury on the Notes will generally constitute income from sources outside the United States. For U.S. foreign tax credit limitation purposes, interest on the Notes generally will constitute “passive category income.”

Further Issuances

We may, from time to time, without notice to or the consent of the holders of the outstanding Notes, create and issue additional debt securities with identical terms and ranking pari passu with the Notes in all respects. We may consolidate such additional debt securities with the outstanding Notes to form a single series. We may offer additional debt securities with “original issue discount” (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue may not be able to differentiate between debt securities sold as part of the further issue and previously issued Notes. If we were to issue additional debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID with respect to their debt securities. This may affect the price of outstanding Notes following a further issuance. We urge U.S. Holders to consult with their tax advisers with respect to the implications of any further decision by us to undertake a further issuance of debt securities with OID.

Sale or Other Disposition of Notes

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of a Note equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note will generally be its cost. Except to the extent attributable to accrued but unpaid interest (which will be taxable as such), gain or loss recognized on the sale or other disposition of a Note will be capital gain or loss and will generally be treated as from sources within the United States. In the case of a U.S. Holder that is an individual, estate or trust, the maximum marginal federal income tax rate applicable to capital gains is currently lower than the maximum marginal rate applicable to ordinary income if the Notes are held for more than one year. The deductibility of capital losses is subject to significant limitations.

Backup Withholding and Information Reporting

In general, payments of principal and interest on, and the proceeds of a sale, redemption or other disposition of, the Notes, payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable Regulations. Backup withholding will apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or otherwise fails to comply with the applicable backup withholding requirements. Certain U.S. Holders are not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability as long as the holder timely provides the required information to the IRS.

Foreign Asset Reporting

Recent legislation requires certain U.S. Holders who are individuals to report information relating to an interest in the Notes, subject to certain exceptions (including an exception for Notes held in

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accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this recent U.S. federal income tax legislation on their ownership and disposition of the Notes.

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UNDERWRITING

Under the terms and subject to the conditions stated in the Underwriting Agreement dated the date of this prospectus supplement, each Underwriter named below has severally agreed to purchase, and the State Treasury has agreed to sell to each Underwriter, the principal amount of Notes set forth opposite the Underwriter’s name in the table below at a discount from the price indicated on the cover page of this prospectus supplement.

Underwriter	Principal Amount

Barclays Capital Inc.	U.S.$ 666,667,000
Citigroup Global Markets Inc.	666,667,000
Goldman Sachs International	666,666,000

Total	U.S.$2,000,000,000

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

The Underwriters initially propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer some of the Notes to dealers at that price less a concession not in excess of 0.050 percent of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a discount not in excess of 0.100 percent of the principal amount of the Notes to other dealers. After the initial offering of the Notes to the public, the public offering price and other selling terms may from time to time be varied by the Underwriters.

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining the listing. The State Treasury has been advised by the Underwriters that they intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters, however, are not obligated to make a market in the Notes and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Notes are offered for sale in the United States and elsewhere where such offer and sale are permitted.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this prospectus supplement.

The State Treasury estimates that its share of the total expenses of the offering of the Notes, excluding underwriting discounts and commissions, will be approximately U.S.$200,000.

In connection with the offering, the Underwriters are permitted to engage in transactions to stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of the Prospectus, the Underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither the State Treasury nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the State Treasury nor any of the Underwriters makes any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Certain of the Underwriters may not be U.S. registered broker-dealers and therefore, to the extent that they intend to effect any sales of the Notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

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The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities, and have in the past and may in the future engage in investment banking and commercial banking transactions with the Republic of Poland.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of the Republic of Poland. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

The State Treasury has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of any of those liabilities.

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OFFERING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive (as defined below) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Underwriters; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require the State Treasury or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the Underwriters has represented, warranted and agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the State Treasury of the Republic of Poland; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each syndicate member acknowledges that the Notes may not be offered or sold, or be made the subject of an invitation for subscription or purchase, nor

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may the prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes to be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

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GENERAL INFORMATION

Listing and Clearance

Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange. Copies of this prospectus supplement, the accompanying Prospectus and the Agency Agreement, so long as any of the Notes are outstanding, will be made available free of charge at the main office of the listing agent. So long as the Notes remain in global form, the listing agent will act as intermediary between the Luxembourg Stock Exchange and the Republic of Poland and the holders of the Notes.

The Notes have been assigned Common Code No. 102131177, International Security Identification No. (ISIN) US857524AC63 and CUSIP No. 857524AC6.

Authorization

The terms of the Notes have been approved by the Minister of Finance of the Republic of Poland, acting on behalf of the State Treasury of the Republic of Poland, pursuant to the order of the Minister of Finance of December 15, 2010 and the letter of issue No. 2/2014 of the Minister of Finance dated January 17, 2014.

Paying Agent

Banque Internationale à Luxembourg, société anonyme has been appointed by the State Treasury as the Luxembourg Agent with respect to the Notes.

The Notes will be issued under the Fiscal Agency Agreement, known as the Agency Agreement, to be dated as of January 22, 2014, among the State Treasury, Citibank N.A., London, known as the Fiscal Agent, and Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement under Schedule B declared effective on July 19, 2012.

Documents

Copies of the following documents are available for inspection at the specified office of the Luxembourg Agent:

•	an English translation of the Republic of Poland’s draft Budget Act 2014; and

•	the Agency Agreement executed by the State Treasury, Citibank N.A., London and Banque Internationale à Luxembourg, société anonyme.

Litigation

Except as disclosed or incorporated by reference in this prospectus supplement or in the accompanying Prospectus, the State Treasury is not involved in any litigation or arbitration proceedings which are material in the context of the issue of the Notes nor so far as it is aware are any such proceedings pending or threatened.

Material Adverse Change

Except as disclosed or incorporated by reference in this prospectus supplement or in the accompanying Prospectus, there has been no adverse change in the financial condition of the Republic of Poland which is material in the context of the issue of the Notes.

Freely Transferable

In accordance with the Rules and Regulations of the Luxembourg Stock Exchange, no transaction, once effected on such stock exchange, may be canceled.

Where You Can Find More Information

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the Agency Agreement, the Underwriting Agreement and the Notes may be inspected at the registered office of the Luxembourg Agent.

All of these documents have been filed with the SEC and are available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The prospectus supplement

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and the accompanying Prospectus, including the documents containing the information incorporated by reference, if any, will also be published on the website of the Luxembourg Stock Exchange, http://www.bourse.lu. You may also obtain a copy of all such documents free of charge at the office of the Luxembourg Agent.

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LEGAL MATTERS

Certain legal matters with respect to the Notes will be passed upon on behalf of the Republic of Poland by or on behalf of the Director of the Legal Department at the Ministry of Finance, Warsaw, Poland, by Allen & Overy LLP, special United States counsel for the State Treasury, and by Allen & Overy, A. Pedzich sp.k, Polish counsel for the State Treasury. Certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore LLP, special United States counsel for the Underwriters. All statements with respect to matters of Polish law included in this prospectus supplement or the accompanying Prospectus have been passed upon by the Director of the Legal Department of the Ministry of Finance and are made upon his authority.

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OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of, or supplied by, the Republic of Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the Republic of Poland. All other information herein other than included under the captions “Underwriting” and “Offering Restrictions” herein, is included as a public official statement made on the authority of Mateusz Szczurek, Minister of Finance, Ministry of Finance, Republic of Poland.

THE STATE TREASURY
of
THE REPUBLIC OF POLAND
Represented by
The Minister of Finance

Debt Securities

The State Treasury of the Republic of Poland may offer up to U.S.$ 5,000,000,000 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements.  The securities will be unconditional, unsecured and general obligations of the Republic of Poland.  The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.

The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus.  You should read this prospectus and any supplement carefully before you invest.  This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

____________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.
____________________
July 13, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that the State Treasury of the Republic of Poland, known as the State Treasury, filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process.  Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$ 5,000,000,000.  This prospectus provides you with basic information about the Republic of Poland (“Poland”), and a general description of the debt securities the State Treasury may offer.  Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering.  Before you invest, you should read both this prospectus and any prospectus supplement.  References herein to the prospectus are also to the relevant prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

All references to “U.S. dollars” or “U.S.$ ” in this prospectus are to United States dollars, all references to “złoty” or “PLN” are to Polish złoty and all references to “EUR” are to the euro, the currency of the adopting member states of the European Union (the “EU”).  All currency conversions in this prospectus are at the National Bank of Poland’s official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period.  For your convenience, the State Treasury has converted certain amounts from złoty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date.  The following table sets forth the złoty to U.S. dollar, the złoty to euro and the U.S. dollar to euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.

	2007	2008	2009	2010	2011
	(PLN per U.S.$)(1)
Year end	2.4350	2.9618	2.8503	2.9641	3.4174
Average for year	2.7667	2.4092	3.1162	3.0157	2.9634
	(PLN per EUR)(1)
Year end	3.5820	4.1724	4.1082	3.9603	4.4168
Average for year	3.7829	3.5166	4.3273	3.9946	4.1198
	(U.S.$ per EUR)(2)
Year end	1.4603	1.3919	1.4332	1.3361	1.2973
Average for year	1.3711	1.4726	1.3935	1.3261	1.3931
__________
(1)	Source: National Bank of Poland
(2)	Source: Federal Reserve Bank of New York

For information on the convertibility of the złoty, see “Balance of Payments and Foreign Trade—Exchange Rate Policy”.

Poland’s Government budgets on a calendar year basis and, accordingly, quarterly data represent the relevant quarters of a calendar year.

Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding.  In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data.  Certain other figures are preliminary in nature.  In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.

Unless otherwise stated, all references to increases or decreases in gross domestic product (“GDP”), are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period.  References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index (“CPI”), of a specific month against the index for the same month in the immediately preceding year.

This prospectus includes forward-looking statements.  All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland’s economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like.  Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct.  The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus or any other forward-looking statement included herein.

You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or any free writing prospectus that we provide to you.  We have not authorized anyone to provide you with information that is different from what is contained in this prospectus.  You should not assume that the information contained in this prospectus is accurate as at any date other than the date of this prospectus.  This prospectus is not an offer to sell or a solicitation of an offer to buy any of our securities in any jurisdiction in which such offer or solicitation would be unlawful.

Poland’s internet address is http://www.poland.pl and the Ministry of Finance’s internet address is http://www.mofnet.gov.pl.  The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

(i)

USE OF PROCEEDS

Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland’s State budget borrowing requirements or for general financing purposes.  See “Public Finance”.

THE REPUBLIC OF POLAND

Overview

Poland is one of the largest countries in Central Europe with a total territory (comprising land area, internal waters and territorial sea) of 322,575 square kilometers.  Situated on the Baltic Sea, Poland has a coastline of 770 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation.  Poland’s terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions, and several mountain ranges, including the Tatras, in the south.  Poland has more than 92,000 square kilometers of forest (approximately 29.6 percent of Poland’s total land area) and 140,000 square kilometers of arable land (approximately 44.8 percent of Poland’s total territory).

With a population of approximately 38.2 million, Poland is also one of the most populated countries in Central Europe.  Population density is estimated at approximately 122 persons per square kilometer, with approximately 60.9 percent of the population living in urban areas.  Warsaw, the capital of Poland and its largest city, has an estimated population of 1.7 million.  Seventeen other urban centers each have populations in excess of 200,000.

Poland is an ethnically and religiously homogeneous country.  Approximately 98.0 percent of the population is ethnically Polish and speaks Polish.  Germans constitute the largest minority group, numbering approximately 153,000 persons concentrated principally in Silesia.  Smaller ethnic and national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania.  It is estimated that approximately 88.4 percent of the population is Roman Catholic.

Constitution, Government and Political Parties

Background

After being partitioned by Russia, Prussia and the Austro-Hungarian Empire from the late eighteenth century to the early twentieth century, Poland re-emerged as an independent and democratic State after World War I.  In September 1939, the German and Soviet invasions of Poland commenced six years of military, social and economic devastation.  At the conclusion of World War II, the Yalta and Potsdam Agreements resulted in the subordination of Poland to the Soviet Union.

For the next 45 years, the Communist Party dominated the Government.  Government policy during this period was guided by a program of nationalization of industry, expropriation of large private landholdings, central planning of the economy and the suppression of political dissent.  In 1952, Poland adopted a constitution that institutionalized a Stalinist system of de facto one-party rule by the Communist Party.  Political and economic crises occurred in the 1950s, 1960s and 1970s.

Solidarity, the first independent trade union in the Soviet bloc, was formed in 1980 and soon consolidated the growing popular discontent with the Communist Government.  On December 13, 1981, in response to the threat of general country-wide strikes, the Government declared martial law and outlawed Solidarity.  Martial law continued for 18 months until July 1983.  In the following years, the Government attempted to implement incremental political liberalization (although Solidarity remained banned) and economic austerity, but the economy continued to falter.

In April 1989, the Communist Government and the democratic opposition led by Solidarity agreed to a power sharing arrangement and competitive elections to a bicameral parliament.  In June 1989, the overwhelming victory of Solidarity candidates in elections for available seats in Parliament signaled the end of the political monopoly of the Communist Party.  In May 1990, local elections were held in which Solidarity achieved a similar victory.  In November 1990, the first free national election for President in the post-World War II era resulted in the election of Lech Walesa, who had played an historic role in the formation and leadership of Solidarity.  In October 1991, the first free election for the entire Parliament was held.  The last Russian troops, units of which had been stationed in Poland since the end of World War II, were withdrawn in 1993.

The Constitution and Political System

Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections.  The Sejm consists of 460 members and the Senate consists of 100 members.  Generally, electoral rules for the Sejm stipulate that a minimum of 5 percent share of the popular vote must be gained by a party (8 percent for party coalitions) to gain seats.  All legislation must be approved by the Sejm and the Senate, and signed by the President.  In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote comprising at least half the total number of deputies.  The President, with the approval of either the Senate or the Sejm, may call a referendum on matters of fundamental importance to the country.

The Constitution also establishes the independence of the National Bank of Poland (the “NBP”), Poland’s central bank, which is charged with the responsibility of maintaining the value of the national currency, the Polish złoty.  The Constitution also grants the NBP the exclusive power of setting and implementing monetary policy.  Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60.0 percent of GDP.  There are also certain budget-related requirements that apply if public debt exceeds 50.0 percent of GDP.  See “Public Debt—Debt Management”.  Moreover, since 1999, under the Constitution, a Budget Act may not provide for the financing of the budget deficit by the NBP.  These limitations are intended to safeguard the fiscal health of the economy.

Under the Constitution, the President is elected by direct vote for a five-year term and may be re-elected only once.  Presidential powers include the right to initiate legislation, to veto legislative acts and, in certain instances, to dissolve Parliament.  The President’s power to dissolve Parliament is limited to instances where the Sejm fails to present the annual Budget Act for the President’s signature within four months of receipt thereof from the Government or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided in the Constitution.  The President commands the armed forces, represents the State in its foreign relations, appoints the judges of the Supreme Court and nominates the Prime Minister as well as the president of the NBP, subject to approval by Parliament.

The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm.

Poland is divided into 16 provinces, known as voivodships.  Each voivodship is represented by a provincial governor, or voivode, appointed by the Government, who represents the Government at the voivodship level.  There are three levels of independent territorial self-government: voivodships, poviats and gminas.  There are 16 voivodships at the upper level (where self-governing authorities are located alongside government-appointed voivods), 314 counties as poviats at the intermediate level and 2,478 basic units of locally-elected governments, known as gminas (including 66 cities with poviat status).  Self-governing authorities are elected by popular vote.  All of the self-governing entities are financially autonomous and independent of each other and of the Government.  The Prime Minister may limit their activities only to the extent that their actions conflict with national law.  The self-governing entities are financed by a share of national taxes and by their own revenues, such as local taxes and fees.  The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.

Judicial authority is vested in the Supreme Court and appellate, regional and district courts.  A separate Constitutional Tribunal has jurisdiction over all constitutional matters.

Current Government and Politics

The most recent presidential election concluded on July 4, 2010, after two rounds.  The two competing candidates were Jarosław Kaczyński, of the Law and Justice (PiS) party and Bronisław Komorowski of the Civic Platform (PO) party (formerly the speaker of Parliament and acting

President since April 2010, following the death of the previous President in a plane crash on April 10, 2010).  Bronisław Komorowski won the election with 53.01 percent of the votes and began his term on August 6, 2010.

The most recent Parliamentary elections were held on October 9, 2011.  Following these elections the Civic Platform (PO) party received 39.18 percent of the vote, the Law and Justice (PiS) party received 29.89 percent of the vote, the Palikot Movement party received 10.02 percent of the vote, the Polish People’s Party (PSL) received 8.36 percent of the vote and the Democratic Left Alliance (SLD) party received 8.24 percent of the vote.  In November 2011, the new government was formed, led by re-elected Prime Minister Donald Tusk and supported by the same coalition of parties that supported Mr. Tusk’s previous government prior to the general elections.

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by caucus) as at May 23, 2012:

Seats
Sejm
Civic Platform (PO)	206
Law and Justice (PiS)	135
Palikot Movement (RP)	43
Polish People’s Party (PSL)	28
Democratic Left Alliance (SLD)	26
Solidarna Polska (SP)	20
Unaffiliated	2
Total	460

Seats
Senate
Civic Platform (PO)	63
Law and Justice (PiS)	29
Polish People’s Party (PSL)	2
Solidarna Polska (SP)	2
Unaffiliated	4
Total	100

The most recent local elections were held in November 2010 with votes spread between local committees and main political parties.

The next Parliamentary elections are expected to be held in 2015.

International Relations

Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 179 countries.  In 1967, Poland joined the General Agreement on Tariffs and Trade (“GATT”), and is a member of the World Trade Organization (“WTO”), the successor to GATT.  In 1986, Poland rejoined the International Bank for Reconstruction and Development, known as the World Bank, and the International Monetary Fund (“IMF”), having withdrawn its original memberships in 1950.  Poland is also a member of the International Finance Corporation (“IFC”), and was a founding member of the European Bank for Reconstruction and Development (“EBRD”).  In 1996, Poland was accepted for full membership in the Organization for Economic Cooperation and Development (“OECD”).  Poland is also a member of the International Development Association (“IDA”), the Council of Europe Development Bank (“CEB”), and the European Investment Bank (“EIB”).

In November 1992, Poland signed an agreement on free trade with the member countries of the European Free Trade Association (“EFTA”).  By 2001, in accordance with the terms of this agreement, Poland had removed tariff barriers for almost all industrial goods from EFTA countries.

On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization.

European Union Membership

In December 1991, Poland signed the “Europe Agreement” with the European Community, now the European Union (“EU”), establishing a trade and political association between Poland and the EU.  The Europe Agreement became fully effective in 1994, and on April 8, 1994, Poland submitted a formal application for full EU membership.

Poland and nine other candidate countries signed the Accession Treaty with the European Union (the “Accession Treaty”) on April 16, 2003 in Athens.  The Accession Treaty was ratified by all EU members and candidate countries and came into force on May 1, 2004.

Accession to the European Union enabled Poland to participate in the EU legislative and decision-making process and made it bound by EU law (regulations, directives and decisions).  Poland has become eligible to have representation in the European Parliament.  For the purpose of European Parliamentary elections Poland is subdivided into constituencies, in the same manner as the United Kingdom, Ireland, Italy, France, Netherlands, Belgium and Germany.  Following the European Parliamentary elections in 2009, Poland has 50 members of the European Parliament, with the majority members belonging to the Group of European People’s Party and the Group of European Conservatives and Reformists.  As a member of the EU, Poland has to comply with the Stability and Growth Pact, which is a rule-based framework for the coordination of national fiscal policies in the economic and monetary union (“EMU”).  It was established to safeguard sound public finances, an important requirement for the EMU to function properly.  The adoption of the single currency (i.e., the euro) is required by the Accession Treaty and has been set as the objective of the Polish Government.  Its adoption requires fulfillment of certain economic and legal criteria and participation in the Exchange Rate Mechanism (“ERM II”).  Poland has undertaken to meet the relevant economic and legal criteria in the future, but no specific date has been established for adoption of the Euro.

Like all EU member states, Poland is subject to multilateral surveillance by the EU’s Council and obliged to prepare Convergence Programs on an annual basis.  Each Convergence Program provides for monitoring economic developments in each of the member states and in the EU as a whole as well as consistency of economic policies with the broad guidelines set by the EU on a regular basis.

Poland is required to prepare an annual Convergence Program covering fiscal policy, Poland’s main assumptions underlying its economic outlook and an assessment of economic policy measures and their budgetary impact.  This information is required to cover the current and previous year and include forecasts for at least the next three years.  Poland published its Convergence Program update for 2012 on April 25, 2012. The Convergence Program update contains information on measures taken by the Government in order to comply with the EU Council recommendations for eliminating Poland’s excessive general government deficit. The objective is to reduce the general government’s excessive deficit in 2012 and to ensure long-term sustainability of public finances. The main element of consolidation is a strong tightening on the expenditure side. In 2011 an efficient reduction of expenditure growth and other measures on the expenditure side contributed to one of the biggest deficit reductions since the transformation (by 2.7 percentage points of GDP). This trend is expected to continue in the current year. After reduction of the excessive deficit, the Government will further consolidate public finances to reach medium-term budgetary objective (MTO) in 2015.

One of the most important issues in the early years of Poland’s membership of the EU has been to implement effectively projects co-financed by the EU.  This is in line with the principle of European solidarity, which requires that the more affluent member states help less developed EU countries bridge the gap in their economic and social development.

From July to December 2011, Poland led the presidency of the Council of the European Union.  During that period, Poland made efforts to steer the European Union towards exiting the economic crisis and creating conditions for faster economic growth.  In this context, Poland focused on three fundamental priorities: “European integration as the source of growth”, “Secure Europe”, and “Europe benefiting from openness”.  The key achievements of the Polish presidency included the adoption of the EU’s 2012 budget, the completion of the so-called “six-pack” (a package of new legislative measures on economic and fiscal surveillance), as well as the signing of the accession treaty with Croatia.

Poland’s EU membership resulted in a major inflow of EU funds of approximately EUR 61.3 billion between May 2004 and January 2012 (mostly from structural funds for Cohesion Policy related initiatives and payments under the Common Agricultural Policy).  Conversely, during that period Poland made approximately EUR 23.2 billion of “Own Resources” payments to the EU.  The net inflow of EU resources amounted to approximately EUR 38.0 billion and is projected to rise in 2012 and in subsequent years mainly because of the progress in implementing the operational programs of the EU’s Cohesion Policy between 2007 and 2013.  EU funds are expected to provide additional support for the Polish economy, although the Government is taking necessary measures to prepare in advance for any adverse impact of the European economic slowdown and any resulting decrease in the flow of EU funds, which may have an adverse effect on public investments funded by the EU.

Inflow of EU funds into Poland since EU accession is presented below.

INFLOW OF EU FUNDS
	2004 (May - December)	2005	2006	2007	2008	2009	2010	2011
	(EUR millions)
Pre-accession Funds	483.0	672.2	222.3	0.9	34.7	0.0	0.0	0.0
Cohesion Policy	1,050.2	1,004.6	2,145.7	4,740.6	5,169.8	6,200.5	7,650.3	9,804.4
Common Agricultural Policy	297.4	1,542.1	1,937.4	2,770.4	2,031.2	2,913.9	3,515.8	4,326.3
Transition Facility	0.0	10.3	25.6	33.7	16.8	7.8	3.4	0.0
Cash Flow Facility Instrument	490.3	612.0	514.3	0.0	0.0	0.0	0.0	0.0
Schengen Facility	103.4	103.9	106.7	0.0	0.0	0.0	0.0	0.0
Other Funds	53.4	73.0	100.2	77.3	139.5	122.4	52.0	130.8
Migratory Funds	0.0	0.0	0.0	0.0	4.5	13.8	7.8	7.5
Total	2,477.6	4,018.1	5,052.2	7,622.9	7,396.4	9,258.4	11,229.3	14,269.0
Source: Ministry of Finance

The following table sets forth information relating to the use of EU funds for the period between May 2004 and January 2012.

(EUR millions)
Current expenditures	29,471.43
Capital expenditures	31,910.43
Total	61,381.86
__________
Source: Ministry of Finance

The following table sets forth certain information with respect to projected inflow of EU funds for the periods indicated.  These are projections based on the current EU budget and do not reflect legal commitments on behalf of the EU to provide the funds.  See “About this Prospectus” for further information with respect to forward-looking statements.

PROJECTED FUTURE INFLOWS OF EU FUNDS
	2012	2013	2014
	(PLN millions)
Common Agricultural Policy	19,441.02	19,804.50	19,791.00
Cohesion Policy	45,050.92	54,106.11	n/a
__________
Source: Ministry of Finance

The following table set forth certain information with respect to “Own Resources” payments to the EU for the periods indicated.

OWN RESOURCES PAYMENTS
	May-Dec 2004	2005	2006	2007	2008	2009	2010	2011
	(EUR millions)
Payments related to Gross National Income	890.5	1,561.7	1,661.8	1,723.1	2,120.2	2,215.3	2,487.3	2,641.5
Payments related to VAT	192.7	359.0	418.4	506.5	551.4	452.6	506.9	548.6
Traditional Own Resources Payments	111.9	268.8	274.8	335.0	437.5	314.8	309.9	363.9
Rebates and corrections	123.9	189.8	197.5	214.7	293.0	251.0	185.8	179.7
TOTAL	1,319.0	2,379.4	2,552.5	2,779.3	3,402.1	3,233.7	3,489.9	3,733.8

Source: Ministry of Finance

Relationship with Multilateral Financial Institutions

Since 1990, Poland has received substantial financial and technical support from various multilateral financial institutions, including the World Bank, the EIB, the EBRD and the IMF.  As at December 31, 2011, Poland’s liabilities to multilateral financial institutions amounted to EUR 11.5 billion and accounted for 20.8 percent of the State Treasury’s total external debt.

World Bank

The World Bank (IBRD) has provided significant financial support for Polish structural reforms as well as for the development of the Polish finance, infrastructure, health, environment and energy sectors.  As at December 31, 2011, the World Bank had authorized a total of U.S.$ 11.3 billion in loans to Poland, approximately U.S.$ 10.1 billion of which had already been disbursed.  Those amounts apply to loans guaranteed by the Polish State Treasury.  Exposure to Poland as of April 25, 2012 amounted to U.S. $5.893 billion.

European Investment Bank

Poland signed its first framework agreement with the EIB in 1990 and became a full member of the EIB upon its accession to the EU in May 2004.

The main areas of EIB operations in Poland comprise the transport, power and energy, health, education and telecommunications sectors.  In addition, the EIB provides commercially based loans to private enterprises and municipalities, as well as loans to financial intermediaries, in order to fund loans to small and medium sized enterprises.

As at December 31, 2011, the EIB had committed EUR 33.7 billion to Polish borrowers, of which EUR 24.2 billion had already been disbursed.  As of December 31, 2011, EIB’s exposure to Polish borrowers amounted to EUR 20.0 billion.

European Bank for Reconstruction and Development

Since the beginning of its operations in Poland, the EBRD has committed over EUR 5.44 billion (as at December 31, 2011) in various sectors of the country’s economy (corporate, financial institutions, infrastructure, energy and energy efficiency) mobilizing over EUR 22.02 billion from other sources of financing, EUR 0.76 billion was granted to the public sector and EUR 4.68 billion was granted to the private sector.

International Monetary Fund

Poland is a member of the IMF’s Special Data Dissemination System and complies with applicable practices and standards in publicly disseminating economic and financial data.  Currently, the IMF performs standard Article IV consultations with Poland on a 12-month cycle and makes unscheduled staff visits.

In 1999, Poland was invited to participate in a financial transactions plan with the IMF.  Under this plan, Poland contributes to the funding of IMF investments, based on a quota that is determined by the IMF as the upper limit of Poland’s obligation to make resources available to the IMF for its financial transactions.  In 2011, Poland’s quota share in the IMF increased to 0.71 percent from 0.63 percent in 2009 and is expected to increase to 0.86 percent once the amended Articles of Agreement come into force.

On January 21, 2011, the Executive Board of the IMF approved a two year credit line, subject to review after the first year, for Poland comprising 19.17 billion (approximately U.S.$ 30 billion) of special drawing rights (“SDRs”) under the IMF’s Flexible Credit Line (“FCL”).  The FCL is designed to provide assistance to countries with sound economic fundamentals, policies and track records of policy implementation.  Poland intends to treat the FCL as a standby measure and has not drawn on and is not currently planning to draw on the facility.  This credit line supersedes two previous FCL arrangements made in July 2010 and May 2009.  Prior to 2009, the most recent financial arrangement with the IMF was a 333.3 million SDRs stand-by arrangement which was approved in 1994 and fully repaid in 1995.

International Development Association

Since 1988, Poland has been a member and contributor to the IDA, which grants preferential long-term loans to the world’s poorest countries.  As at December 31, 2011, Poland’s contribution to the IDA amounted to 33.52 million SDRs, of which 23.54 million SDRs have already been paid.  Additionally, in 2006, Poland joined the Multilateral Debt Relief Initiative, committing to contribute the equivalent of PLN 33.18 million until 2043, of which five installments in the amount of PLN 2.33 million each have already been paid.

Nordic Investment Bank

Although Poland is not a member of the Nordic Investment Bank (“NIB”), it has access to NIB resources.  As at December 31, 2011, loans granted to local governments and private sector entities in Poland by the NIB amounted to approximately EUR 522.6 million.

Council of Europe Development Bank

Poland has been a member of the CEB since 1998.  As at December 31, 2011, the CEB had approved EUR 2,686.4 million in loans to Poland, of which EUR 1,757.2 million has been disbursed.  The total value of loans extended to the Government of Poland in the form of signed projects as at December 31, 2011 amounted to approximately EUR 517.4 million, of which EUR 331.3 million has been disbursed.  The CEB’s current exposure to the State Treasury of Poland amounts to EUR 179.6 million.

Major International Treaties

Since joining the EU, Poland’s trade policy has been in accordance with the rules of the EU Treaty.  The EU has a customs union among EU member states and a common trade policy in relation to non-EU countries which involves, among other things, a common customs tariff, a common import and export regime and the undertaking of uniform trade liberalization measures as well as trade defense instruments.  Poland is a party to all trade agreements concluded by the EU with other countries.

Some agreements to which Poland is party, concluded prior to entering the EU, remain in force, including the Trade and Navigation Treaty signed with Japan on November 16, 1978.  Poland is also a party to 59 agreements regulating mutual investment support and protection and is party to tax treaties with approximately 80 countries.

The Accession Treaty, together with the Treaty on the European Union and the Treaty on the Functioning of the European Union, constitute the legal base regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.

THE ECONOMY

The Polish economy is the sixth largest economy in the EU and the twentieth largest in the world.1 In 2010, Poland’s GDP per capita reached EUR 9,300 (Purchasing Power Standard (“PPS”) of 15,300, or 63 percent of the EU average).  For the last 15 years, Poland has been one of the fastest growing economies in the EU.  Between 1996 and 2010, GDP increased by 80 percent, growing on average by 4.4 percent annually.  Owing largely to strong and diversified growth foundations, Poland also avoided contraction and GDP grew by 1.6 percent during the economic crisis in 2009, despite all other EU economies shrinking on average by 4.3 percent during the same period.  In 2010, GDP grew by 3.9 percent and, in 2011, by 4.3 percent.

Economic Performance

The Polish economy has undergone significant changes since the fall of communism in 1989.  In 1990, the first post-communist government introduced economic reforms that focused on reducing the size of the public sector, eliminating price controls and opening the economy to external competition.  As a result, from its lowest point in 1991 until 2011 the GDP increased by nearly 140 percent.

A second milestone for the Polish economy was the accession to the EU.  Even before the accession date (May 2004), Poland was already benefiting from virtually unrestricted access to the common market.  Nevertheless, the value of exports to the EU had doubled by 2010, when compared with 2004. A more intangible aspect of EU entry was the improvement in the perception and trustworthiness of Poland among international investors.  This helped to attract new foreign direct investment (“FDI”) inflows, which in the period 2004-2011 amounted to EUR 88.1 billion.  Apart from market access and improved reputation among foreign investors, Poland has benefited greatly from the introduction of EU legislation and EU structural transfers.  From May 2004 until the end of 2011, the transfers (net of EU contribution) amounted to EUR 38.3 billion.  Roughly 60 percent of the transfers were structural and cohesion funds, used to fund infrastructure and human capital investments that support long-term growth.

The share of exports in GDP is at 42 percent in Poland, substantially lower than in neighboring Czech Republic (68 percent) or Slovakia (81 percent).  60 percent of Polish GDP is private consumption, while investments constitute another 20 percent.  GDP structure, which is heavily based on domestic demand, along with supportive counter-cyclical government policy, were key factors that helped Poland to weather the 2009 economic storm with better results than other EU countries.

After a relatively mild slowdown, the GDP growth rate has stayed at roughly 4 percent on an annual basis in 2010 and 2011. This recovery was supported initially by external demand but later substituted by strong private and public investments in the run-up to the EURO 2012 football championship.  Private consumption grew over the last two years by roughly 3 percent annually, due to increasing employment and higher wages, but also as a result of lower saving rates.

The following table sets out certain macroeconomic statistics for the five years ended 2011:

Economic Data	2007	2008	2009	2010	2011
	(PLN billion)
Nominal GDP	1,176.7	1,275.4	1,344.4	1,416.4	1,524.7
	(Real growth %)
GDP	6.8	5.1	1.6	3.9	4.3
Exports	9.1	7.1	(6.8)	12.1	7.5
Imports	13.7	8.0	(12.4)	13.9	5.8
Total domestic demand	8.7	5.6	(1.1)	4.7	3.7
Private consumption	4.9	5.7	2.0	3.3	3.0
Public consumption	3.7	7.4	2.1	4.1	(1.3)
Gross capital formation	24.3	4.0	(11.5)	9.3	9.9
Real gross fixed capital formation	17.6	9.6	(1.2)	(0.2)	8.3
Value added	6.7	5.1	1.8	3.9	4.1

 1 Source: World Development Indicators database, World Bank, December 15, 2011.

Economic Data	2007	2008	2009	2010	2011
Industry	10.0	6.0	1.3	9.4	6.3
Construction	9.4	5.8	11.6	6.4	11.8
Trade; repair of motor vehicles	4.7	6.4	4.3	2.6	4.6

Economic Data	2007	2008	2009	2010	2011
	(Structure of GDP (GDP=100))
Exports	40.8	39.9	39.4	42.2	44.8
Imports	43.6	43.9	39.4	43.5	45.9
Private consumption	60.5	61.6	61.1	61.3	61.3
Public consumption	17.9	18.5	18.5	18.9	18.1
Gross capital formation	24.4	23.9	20.3	20.9	21.7
Real gross fixed capital formation	21.6	22.3	21.2	19.9	20.2

Source: Central Statistical Office

The changes that the Polish economy has experienced since 1989 are also reflected in the different sectors that have shown growth, especially during the first 10 years of transition.  For example, the agriculture sector has declined until stabilizing at 3 percent of total GDP.  On the other hand, due to robust growth, nearly 50 percent of the value added is now created in the services sector.  In terms of value added the most important sections are trade and transport services.

The following table illustrates the composition of GDP (as a percentage of total GDP) by sections for the periods indicated:

Sections	2007	2008	2009	2010
	(%)
Agriculture, forestry and fishing	3.7	3.2	3.2	3.3
Industry, of which	21.4	21.1	21.9	21.0
Mining and quarrying	2.0	2.1	1.9	2.0
Manufacturing	15.8	15.5	16.0	14.8
Electricity, gas, steam and air conditioning supply	2.6	2.5	2.9	3.1
Construction	6.5	6.7	7.2	7.3
Trade; repair of motor vehicles	16.0	16.0	16.7	17.1
Information and communication	3.5	3.6	3.6	3.2
Financial and insurance activities	4.7	4.6	3.5	3.8
Real estate activities	5.3	5.3	5.0	4.9
Public administration and defense; compulsory social security	4.5	4.7	4.9	4.7
Education	4.2	4.2	4.3	4.3
Human health and social work activities	3.2	3.3	3.3	3.4
Arts, entertainment and recreation	0.7	0.8	0.8	0.7
Activities of households as employees; undifferentiated goods-and services-producing activities of households for own use	0.5	0.5	0.5	0.5

Source: Central Statistical Office

Eurozone Crisis

In January 2009, the Government approved the “Plan for Stability and Development 2009-2010”, or the 2009-2010 Plan, in an attempt to stabilize the financial system, ensure economic growth and address the 2008-2009 global financial crisis. The 2009-2010 Plan introduced guarantee programs for both deposits and interbank loans, established a Financial Stability Committee composed of the Minister of Finance as well as the presidents of the Polish Financial Services Authority (“PFSA”) and

the NBP, and provides for the exchange of information and the coordination of actions taken to maintain the stability of the Polish financial system. In addition, the NBP introduced a “trust package” designed to increase the Polish banking system’s liquidity. In an effort to promote economic growth, a tax rate reduction was introduced and steps were taken to facilitate investments co-financed with EU funds.  In an effort to address the 2008-2009 global financial crisis, the limit on assurances and guarantees of the State Treasury available to financial institutions was raised to PLN 40 billion and a bill was passed allowing for the recapitalization of financial institutions by the State Treasury.  In March 2009, Poland increased the capital of Poland’s state-owned Bank Gospodarstwa Krajowego (“BGK”) for purposes of providing new loans to small and medium-sized companies. The Government also established an additional initiative to stimulate the Polish economy, under which the Industrial Development Agency SA may provide support in connection with access to financing to medium and large enterprises in any sector, but with a particular emphasis on providing support to the defense sector.

In 2011, Poland’s economy remained relatively stable despite the recent eurozone turmoil. Poland’s GDP increased by 4.6 percent in the first quarter of 2011, 4.2 percent in the second as well as the third quarter of 2011 and 4.3 percent in the fourth quarter of 2011, in each case compared to the corresponding period in 2010. However, as the impact of the developments in the eurozone might become more severe in 2012, the government has revised its official macroeconomic forecasts and its budget for 2012.  The revised forecast for GDP growth in 2012 is 2.5 percent, down from the 4.0 percent growth in GDP the government had forecast in September 2011. The budget for 2012 was signed by the President on March 7, 2012.

Recent economic events affecting the European economies, including the sovereign debt crises in Greece, Portugal, Spain, Italy and Ireland, have raised a number of questions regarding the overall stability of the European Monetary Union. As the larger economies, such as Italy and Spain, have appeared increasingly vulnerable to the eurozone sovereign debt crisis, growth in the countries comprising the eurozone has significantly decreased, including in Germany, Poland’s largest export partner (approximately 55 percent of Poland’s exports are exported into eurozone countries, half of which to Germany). Despite measures taken by countries in the European Monetary Union to alleviate credit risk, concerns persist with respect to the debt burden of certain eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual euro member states. The economic outlook is adversely affected by the risk that one or more eurozone countries could come under increasing pressure to leave the European Monetary Union, or the euro as the single currency of the eurozone could cease to exist. Any of these developments, or a perception that any of these developments may be likely to occur, could have a material adverse effect on the economic development of the affected countries or lead to economic recession or depression in Europe that could jeopardize the stability of financial markets or the overall financial and monetary system.

Given the strong economic and political ties between Poland and the rest of its EU trading partners, any material deterioration in the economy of an EU member state or any material deterioration in market conditions due to the uncertainties arising from problems in the EU, could have negative effects on Poland’s economy.  As international investors’ reactions to the events occurring in one country often may label an entire region or class of investment as disfavored by international investors, Poland could be adversely affected by negative economic or financial developments in other countries. Furthermore, general economic volatility on a global scale could trigger depreciation in the złoty. In 2010 and 2011, similar developments that adversely affected the złoty were countered on separate occasions by the intervention of the NBP to stabilize the exchange rate.

As part of the process of preparing the 2012 Convergence Program and assessing the recent adverse circumstances in the eurozone, the Polish Ministry of Finance conducted an assessment of the potential impact on the Polish economy of a prolonged decrease in the economic activity of Poland’s exports markets that might result from a further deterioration in economic and financial conditions in Europe or globally under a shock scenario. The model scenario uses the assumption that the economy is at a steady state. According to the Polish Ministry of Finance’s assessment, a prolonged decline in global demand would result in a less than proportional decrease in Poland’s exports volume in the first year following such decline. In subsequent years, Poland’s exports volume would be expected to continue to decrease, although to a more limited extent than in the first year. Since an important component of Polish exports consists of imported inputs, the decrease in exports volume would likely be accompanied by a decline in imports. A depreciation of the złoty would likely result in a further decline in imports. If and to the extent that the decline in imports is greater than the decline in exports, Poland’s trade balance might improve. A decrease in global demand is also likely to translate into reduced investment activity in the Polish economy by the private sector, reducing employment and wages in Poland. As a consequence, household disposable income would decrease, which would reduce domestic demand and private consumption. As a result of these disruptions, Polish GDP would likely remain persistently lower than in a non-shock scenario, although it would still be expected to continue to grow. A decline in domestic demand would also be accompanied by lower inflationary pressure and a decrease in interest rates. In addition, a more limited economic growth could also have a negative impact on Poland’s public finances. In particular, the general government deficit would be expected to increase, which would likely result in higher general government debt as a percentage of GDP.

The foregoing assessment is based on available information and certain estimates and assumptions made after consideration of a variety of internal and external factors that the Polish Ministry of Finance believes are reasonable in order to reflect the impact of a further deterioration in economic conditions affecting the Polish economy. However, these estimates and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in analyses. As a result, the actual adverse impact of a further deterioration in regional or global economic and financial conditions might be greater than anticipated.

Aside from the impact of lower exports, another potential adverse effect of the eurozone crisis is the deleveraging of the European banking sector. Even though the parent companies of some Polish banks include foreign banks based in the countries that have been more severely affected by the recent eurozone sovereign debt crisis, the overall reliance on parent funding is moderate and currently there is no indication of liquidity problems affecting Polish banks. In addition, it is expected that the Polish banks’ high earnings for 2011 will be mostly retained in 2012, which is expected to further improve such banks’ liquidity and capital adequacy ratios. The results of macro stress tests conducted by the NBP indicate that a significant majority of commercial banks would have sufficient capital to absorb the effects of a significant economic slowdown. In the shock scenario, assuming the occurrence of significant economic and financial turbulence, some Polish banks would need additional capital. The NBP estimates that such additional capital would represent a limited percentage of the total banking sector capital and, even under a shock scenario, credit would continue to be available without material restrictions. However, no assurance can be given that these macro stress tests accurately reflect the Polish banks’ ability to face a further deterioration in macroeconomic and financial conditions or that, should such further deterioration occur, it will not affect the overall stability of the Polish banking sector or the availability of credit.

Industry

Services

The services sector has, in recent years, been the fastest growing and largest sector in Poland. This sector accounted for 68.4 percent of GDP in 2010.

Oil and Gas

Poland’s oil reserves are insignificant.  At the end of 2011, the documented reserves of crude oil were estimated at 25.78 million tons.

Russia is the main source of Poland’s crude oil imports, accounting for 91.85 percent of crude imports in 2011. Poland is currently developing a new transportation corridor for crude oil from the Caspian region, with the goal of strengthening the security of oil supplies to central and eastern European countries, including Poland, and increasing the efficiency of exporting oil from the Caspian region.

Poland has extractable natural gas resources of approximately 98.0 billion cubic meters. Total domestic consumption was approximately 14.7 billion cubic meters in 2011. Approximately 29 percent (4.4 bcm) of natural gas consumed in Poland in 2011 was obtained from domestic production. Gas is imported primarily from Russia (64 percent of total domestic consumption in 2011 – 9.5 bcm). These supplies were supplemented by imports from Germany and the Czech Republic. In mid-2010, construction started on a liquefied natural gas (“LNG”), terminal in Świnoujście. The infrastructure is expected to be ready in mid-2014 to regasify up to 5 billion cubic meters of natural gas. In June 2009, POGC signed a contract with Qatar gas according to which deliveries of approximately 1.5 billion cubic meters of natural gas (1 million tons of LNG) per year are expected to be made between 2014 and 2034.

Manufacturing

Manufacturing accounted for 14.8 percent of GDP in 2010.  It further accounted for 17.6 percent of employed persons in 2010. Manufacturing consists primarily of the manufacture of food products and beverages, machinery, furniture, domestic appliance, TV sets, chemicals and chemical products, metals and refined petroleum products as well as motor vehicles.

The leading car manufacturers in Poland are currently FIAT, Volkswagen and General Motors. In 2010, approximately 785,000 passenger cars were produced in Poland as compared to approximately 819,000 in 2009. Poland is also a major manufacturer of parts and components for the motor industry.

Construction

Growth in the construction industry has come mostly from the private sector. From the beginning of 1997, there has been an increase in construction activity in large cities, with significant investment coming from foreign capital. Construction as a total percentage of GDP amounted to 7.2 percent of GDP in 2009 and 7.3 percent of GDP in 2010.

Infrastructure

Transport Infrastructure

As of December 31, 2010, PKP Polish Railway Lines Company managed 19,336 kilometers of railways. PKP is now being restructured in order to strengthen its market position and to privatize some of the group companies.

Poland had over 273,759 kilometers of hard-surfaced public roads in 2010. On January 25, 2011, the National Road Development Program for the years 2011 – 2015 was enacted by the Council of Ministers. The goal of the first stage of the new Program, which is scheduled for completion at the end of 2013, is 2040 kilometers of new and upgraded roads. By completion of the first stage, the Polish national road network will be connected to most of the key international road network. The new Program will be a subject to an update as soon as the EU Multiannual Financial Frameworks for 2014-2020 are set. On the basis of that information the scope and financial limits of the Program will be revised.

Polish seaports are key components of the national logistics chain.  Presently, there are four ports of strategic economic significance in Poland: Gdańsk, Gdynia, Świnoujście and Szczecin. There are also approximately 20 smaller cargo and passenger ports.

Poland has 11 airports which handle international air traffic. Poland’s major airline, Polskie Linie Lotnicze LOT S.A. (“LOT”), is 67.97 percent owned by the State Treasury. LOT is a member of the international airline alliance Star Alliance.

Inflation

Following a period of high inflation in the early 1990s – a direct result of the structural changes in the Polish economy and price liberalization – the rate of inflation has steadily decreased. In September 1998, the Monetary Policy Council (“MPC”) adopted an inflation targeting strategy. For the period following 2003, the inflation target was set at 2.5 percent with permitted fluctuations of +/- 1 percentage point. This level remains the current target.

Since 2003, the average annual rate of consumer price index (“CPI”) in Poland has not exceeded 5 percent.  Most recently, inflation in 2011 amounted to 4.3 percent and was mostly driven by a significant rise in energy and food prices on international markets, the weakening of the Polish złoty, and an increase in the value added tax (“VAT”) rates.

The following table shows the average annual rates of change in consumer prices for the years 2003-2011:

	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(%)
CPI	0.8	3.5	2.1	1.0	2.5	4.2	3.5	2.6	4.3
_________________________
Source: Central Statistical Office

Although the CPI level was sometimes negatively affected by high commodity prices on the global market, the level of core inflation (CPI excluding food and energy) since 2003 remains subdued (the average annual rate exceeded 2.5 percent only twice: in 2002 (2.7%) and in 2009 (2.7%)).

Labor Market

In Poland in 2010, total average employment amounted to 14.1 million. One person out of five was employed in the industrial sector and nearly 16 percent in the trade and repairs sector. A substantial share of the workforce is still employed in the agriculture sector (17 percent).

The Polish labor market has undergone substantial changes during the last 10 years. In the years 2002-2004, as a result of structural reform, unemployment reached record high levels (close to 20 percent). In the years 2004-2009, the fast improving economic situation in Poland helped to reduce the unemployment level to 9.5 percent in 2006.

During the recent economic crisis, the Polish labor market performed relatively well. Although unemployment increased, job losses were concentrated mainly in the industrial sector and were offset by increasing employment in the service sector. In 2011, unemployment levels were still higher in comparison to pre-crisis levels.

The unemployment rate at the end of December 2011 was 12.5 percent. Young people (up to the age of 34) constitute 50 percent of the unemployed. Almost 30 percent of all unemployed are persons with primary education, incomplete primary or lower secondary education. 35 percent of the unemployed are without a job for more than one year.

Poland had a historically low participation rate: only 63.2 percent in 2007 (LFS data) in working age were active on the labor market. That mainly reflected relatively easy access to early retirement schemes. Following the end of compulsory military service and a substantial tightening of the early retirement criteria in 2009, the participation rate (especially among women) has improved (to 66.1 percent in 2011). The Government is currently in the process of establishing the National Action Plan for Employment 2012-2014 in order to modernize the Polish labor market, which will be targeted, amongst others, to reduce the unemployment rate and increase the participation rate among young people.

The following table shows the unemployment rate in Poland since 2007:

	2007	2008	2009	2010	2011	March 2012
	(%)
Registered unemployment rate	11.2	9.5	12.1	12.4	12.5	13.3
_________________________
Source: Central Statistical Office

The following table shows the number of persons employed in Poland by major sections (including budgetary entities involved in the national defense and the public safety) at the end of years 2007 to 2010:
Sections	2007	2008	2009	2010*
	(in thousands)
Agriculture, forestry and fishing	2,138	2,128	2,125	2,376
Industry	3,083	3,061	2,892	2,910
Construction	825	878	883	865
Trade; repair of motor vehicles	2,211	2,287	2,180	2,189
Transportation and storage	702	733	694	701
Accommodation and catering	239	275	253	237
Information and communication	212	233	240	238
Financial and insurance activities	330	348	334	338
Real estate activities	185	193	193	196
Professional, scientific and technical activities	463	473	480	481
Administrative and support service activities	372	374	376	412
Public administration and defense; compulsory social security	895	919	965	970
Education	1,052	1,058	1,072	1,080
Human health and social work activities	718	729	748	764
Arts, entertainment and recreation	142	146	146	148
Other service activities	204	202	204	201
Total Employed Persons	13,771	14,037	13,782	14,107
________________
Source: Central Statistical Office
* Data regarding employed persons in agriculture (and in the total economy) in 2010 are not strictly comparable to those for previous years (because data concerning employed persons on private farms in agriculture in 2010 were estimated on the basis of the results of the Agricultural Census 2010).

Poland’s ongoing competitiveness is largely due to relatively low labor costs and robust productivity gains.  Average gross labor costs in Poland in 2010 amounted to PLN 4,386 per employee.  At the same time, labor costs per one paid hour worked amounted to PLN 31.38. Among countries in Central and Eastern Europe (“CEE countries”), the highest hourly labor costs are Slovenia (EUR 14.87) and in the Czech Republic (EUR 9.59).  In Poland (EUR 7.86) they are at the similar level as in such countries as Slovakia (EUR 8.07) or Hungary (EUR 7.01).  The “costs of maintaining an employee” are the lowest in Bulgaria (EUR 2.95 in 2009).  However the overall economic conditions of Bulgaria are not comparable to those of other countries in the region.  Labor costs in CEE countries are on average approximately twenty euros lower than in Germany (EUR 28.9) or France (EUR 32.57).

The unit labor cost (Eurostat data) in 2011 grew by approximately 16 percent when compared with 2005 (67.8 percent in Romania, 52.5 percent in Bulgaria, 52.3 percent in Latvia, 40.9 percent in Estonia). For the last three years, the rate of unit labor cost growth in Poland has only slightly exceeded 2 percent annually.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Poland’s current account has been in deficit since 1996. The trade deficit amounted to U.S.$ 26.5 billion in 2007, U.S.$ 35.0 billion in 2008, U.S.$ 17.2 billion in 2009, U.S.$ 21.9 billion in 2010 and U.S.$ 22.1 billion in 2011.

Measured by official balance of payments statistics, the trade deficit was U.S.$ 19.1 billion in 2007, U.S.$ 30.7 billion in 2008, U.S.$ 7.6 billion in 2009, U.S.$ 11.8 billion in 2010 and U.S.$ 14.1 billion in 2011. Poland’s exports of goods measured in U.S. dollars have grown from approximately U.S.$ 18.4 billion in 1994 to U.S.$ 193.9 billion in 2011.

In 2007 and 2008 the balance of trade deteriorated as a result of faster growth of imports than exports, mainly due to a stronger złoty and a rise in oil prices. In 2009, the balance of trade improved as imports decreased more quickly than exports. In 2010, as a result of faster growth of imports than exports, the situation reversed again and the balance of trade deteriorated. In 2011, imports growth was only slightly higher than exports.

In 2007, the value of exports increased by 23.7 percent and the value of imports increased by 31.7 percent. In 2008, the value of exports increased by 22.8 percent and the value of imports increased by 27.2 percent. In 2009, the value of exports decreased by 20.4 percent and the value of imports decreased by 28.4 percent. In 2010, the value of exports increased by 16.6 percent and the value of imports increased by 18.6 percent. In 2011, the value of exports increased by 17.0 percent and the value of imports increased by 17.2 percent.

FDI (as defined below) inflows have financed a substantial portion of the current account deficit.  According to the NBP’s calculation methods, net FDI amounted to U.S.$ 18.0 billion in 2007. In 2008 and 2009, net FDI decreased and amounted to U.S.$ 10.4 billion and U.S.$ 8.5 billion, respectively. In 2010, net FDI decreased and amounted to U.S.$ 3.6 billion and in 2011 net FDI also increased and amounted to U.S.$ 9.1 billion. Net FDI financed 67.9 percent of the current account deficit in 2007, 29.7 percent in 2008, 49.3 percent in 2009, 16.3 percent in 2010 and 41.3 percent in 2011.

At the request of the Polish authorities, members of the Statistics Department of the IMF visited Poland in June 2011 to provide technical assistance in improving the country’s balance of payments statistics. The principal objective of the staff was to review work that the NBP and the Central Statistical Office recently completed that resulted in revisions to the external sector accounts released on June 29, 2011. The IMF staff also advised the NBP on areas of potential future investigations to improve the quality of its external sector statistics following a number of errors and omissions in the Polish balance of payments accounts in recent years. The IMF staff concluded that the revisions to the Polish data that were published on June 29, 2011 were based on appropriate compilation techniques.

The following table sets out Poland’s balance of payments and related statistics for the years indicated:

	2007	2008	2009	2010	20111
	(U.S.$ millions)
Current account	(26,501)	(34,957)	(17,155)	(21,873)	(22,128)

Balance on Goods	(19,066)	(30,659)	(7,617)	(11,810)	(14,105)
Goods: exports f.o.b.	145,337	178,427	142,085	165,709	193,899
Goods: imports f.o.b..	164,403	209,086	149,702	177,519	208,004

Balance on Services.	4,758	5,006	4,795	3,098	6,084
Services: Credit	28,914	35,549	28,986	32,718	37,037
Services: Debit	24,156	30,543	24,191	29,620	30,953

Balance on Income	(16,387)	(12,882)	(16,551)	(16,923)	(20,172)
Income: Credit	10,140	11,126	6,625	7,275	8,221
Income: Debit	26,527	24,008	23,176	24,198	28,393

Balance on Current Transfers	4,194	3,578	2,218	3,762	6,065
Current transfers: Credit	10,397	11,172	10,349	9,936	12,358
Current transfers: Debit	6,203	7,594	8,131	6,174	6,293

Capital Account	4,771	6,115	7,040	8,620	11,126
	0	0	0	0	0
Capital account: Credit	5,410	7,089	7,438	9,216	11,782
Capital account: Debit	639	974	398	596	656

Financial Account	38,067	39,039	34,902	37,813	27,377

Direct investment abroad	(5,664)	(4,613)	(4,562)	(5,530)	(5,200)
Direct investment in Poland	23,651	14,978	13,022	9,104	14,344

Portfolio investment assets	(6,340)	2,358	(1,448)	(1,094)	660
Equity securities	(5,882)	1,457	(1,862)	(1,013)	690
Debt securities	(458)	901	414	(81)	(30)

Portfolio investment liabilities	113	(4,723)	16,202	26,649	15,377
Equity securities	(470)	564	1,579	7,875	2,873
Debt securities	583	(5,287)	14,623	18,774	12,504

Other investment assets	(1,771)	5,217	5,275	(4,114)	(2,893)
Monetary authorities	(225)	(699)	(1,023)	28	1
Central and local government	(323)	(116)	(174)	(244)	(64)
MFI (excluding Central Bank)	2,677	7,236	7,232	(1,865)	(2,213)
Other sectors	(3,900)	(1,204)	(760)	(2,033)	(617)

Other investment liabilities	30,124	26,815	8,105	13,246	5,703
Monetary authorities	7,253	(6,178	2,898	1,709	(1,617)
Central and local government	(1,429)	(1,529)	2,751	2,685	2,710
MFI (excluding Central Bank)	14,555	23,602	(471)	5,588	(102)
Other sectors	9,745	10,920	2,927	3,264	4,712

Financial derivatives	(2,046)	(993)	(1,692)	(448)	(614)

Net errors and omissions	(3,300)	(12,161)	(10,045)	(9,426)	(10,092)

Overall Balance	13037	(1,964)	14,742	15,134	6,283

Official Reserve Assets	(13,037)	1,964	(14,742)	(15,134)	(6,283)
__________
(1)	Preliminary data.
Source: NBP

Foreign Direct Investment

FDI comprises the inflow of capital for the purchase of shares in direct investment enterprises, reinvested earnings and a balance of other capital transfers (mainly inter-company loans).

The inflow of FDI to Poland is based on data reported by companies and by banks. In 2011, the value of FDI inflow to Poland amounted to U.S.$ 14,344 million, up by U.S.$ 5,240 million (i.e., 57.6 percent), when compared with U.S.$ 9,104 million in 2010.

The following table sets out the inflow of FDI to Poland in the years 2007 to 2011:

	Components of FDI inflow
Year	Shares/ equity capital	Reinvested earnings	Other capital	Total
	(U.S.$ million)
2007	7,728	9,340	6,583	23,651
2008	9,873	(1,116)	6,221	14,978
2009	5,282	5,011	2,729	13,022
2010	3,136	5,851	117	9,104
2011	809	5,079	8,456	14,344
_______________
Source: NBP

In 2011, other capital in direct investment, consisting of debt instruments such as intercompany loans and trade credits, as well as debt securities issued within the group of related enterprises (before 2010 included in portfolio investment), was the main component of FDI and amounted to U.S.$ 8,456 million, equaling 59.0 percent of total FDI. Reinvested earnings in direct investment enterprises amounted to U.S.$ 5,079 million, equaling 35.4 percent of total FDI. Capital for the purchase of shares amounted to U.S.$ 809 million, equaling 5.6 percent of total FDI and a decrease of 74.2 percent from U.S.$ 3,136 million in 2010. In 2010, reinvested earnings in direct investment enterprises were the main component of FDI and amounted to U.S.$ 5,851 million, equaling 64.3 percent of total FDI.

In 2011, 89.8 percent of FDI inflow was from EU countries, mainly Spain, Luxembourg, Sweden, France, Germany, Belgium and the Netherlands. The most significant investment from outside the EU came from residents of Switzerland and the United States.

Foreign Trade

Economic liberalization in Poland has led to a gradual opening up of the economy. Exports accounted for 40.8 percent of GDP in 2007, 39.9 percent in 2008 and 39.5 percent in 2009. According to preliminary data, exports made up 42.3 percent of GDP in 2010 and 44.7 percent in 2011. Imports constituted 43.7 percent of GDP in 2007, 43.9 percent in 2008, 39.4 percent in 2009, 43.5 percent in 2010 and, according to preliminary data, 46.0 percent in 2011.

Focus of Trade

As the economic transformation in Poland has progressed, the focus of trade has shifted from CEE countries towards the EU countries.  In 2011, trade with EU countries accounted for 77.8 percent of exports and 59.2 percent of imports. Germany is Poland’s largest trading partner, accounting for 26.1 percent of exports and 22.3 percent of imports in 2011. Trade with other EU countries accounted for 51.7 percent of exports and 36.9 percent of imports.

The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the years indicated:

	2007		2008		2009		2010		2011*
	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import
Developed Countries:
Germany	25.9	24.1	25.0	23.0	26.2	22.4	26.1	21.9	26.1	22.3
Other EU countries	53.0	40.1	52.8	38.9	53.4	39.5	53.0	37.6	51.7	36.9
Other developed countries	5.2	6.9	5.2	7.4	6.0	7.2	5.8	7.7	6.3	7.1
Total developed countries	84.1	71.1	83.0	69.3	85.6	69.1	84.9	67.2	84.1	66.3
Central and Eastern Europe:
CEFTA(1)	0.8	0.3	0.8	0.2	0.7	0.2	0.7	0.2	0.6	0.2
Russian	4.6	8.7	5.2	9.7	3.7	8.5	4.2	10.2	4.5	12.2
Federation:
Other Central and Eastern Europe(2)	4.4	1.6	4.3	1.7	3.1	1.2	3.1	1.4	3.3	1.9
Total Central and Eastern Europe	9.8	10.6	10.3	11.6	7.5	10.0	8.0	11.8	8.4	14.3
Developing countries	6.1	18.3	6.7	19.1	6.9	20.9	7.1	21.0	7.5	19.4
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Notes:
(*)	Preliminary data.
(1)
In 2006, CEFTA consisted of Bulgaria, Romania, Croatia and Macedonia.  As of May 1, 2007, CEFTA comprises:  Albania, Bosnia and Herzegovina, Croatia, the former Yugoslavia Republic of Macedonia, the Republic of Moldova, Montenegro, Serbia and Kosovo.

(2)	“Other central and eastern Europe” includes European countries of the former USSR.
Source: Central Statistical Office

Composition of Trade

Poland’s external trade is dominated by intra-industry trade (exports and imports of commodities in the same industry or production group in a given time). The most significant export items in 2011 were machinery and transport equipment (for example, cars, vehicles, ships, boats, parts and accessories to motor vehicles), manufactured goods and miscellaneous manufactured articles (for example, other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than that of exports. Imports consist mostly of manufactured goods.

The following table sets out the composition of Poland’s exports (based on customs data and the Standard International Trade Classification) for the years indicated:

	2007		2008		2009		2010		2011(*)
	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	11,677	8.4	14,541	8.5	13,065	9.6	14,744	9.2	17,488	9.3
Beverages and Tobacco	1,158	0.8	1,577	0.9	1,962	1.4	2,101	1.3	2,382	1.3
Non-Food Raw Materials (excluding fuel)	3,201	2.3	3,847	2.2	2,577	1.9	3,706	2.3	4,444	2.3
Mineral Fuels, Lubricants and Related Materials	5,275	3.8	7,306	4.2	4,214	3.1	6,536	4.1	9,223	4.9
Animal and Vegetable Oils	277	0.2	363	0.2	285	0.2	324	0.2	374	0.2
Subtotal	21,588	15.5	27,634	16.0	22,103	16.2	27,411	17.1	33,911	18.0
Manufactured Goods:
Chemicals and Related Products	4	7.3	13,513	7.9	10,706	7.8	13,634	8.5	16,850	8.9
Manufactured Goods Classified Chiefly by Material	32,136	23.2	37,540	21. 8	26,674	19.5	32,362	20.3	40,134	21.2
Machinery and Transport Equipment.	56,774	40.9	71,085	41.4	59,033	43.2	65,687	41.1	73,760	39.0
Miscellaneous:
Manufactured Articles	18,030	13.0	21,970	12.8	18,037	13.2	20,558	12.9	24,008	12.7
Non-Classified	63	0.1	118	0.1	88	0.1	106	0.1	285	0.2
Subtotal	117,197	84.5	144,226	84.0	114,538	83.8	132,347	82.9	155,037	82.0
Total	138,785	100.0	171,860	100.0	136,641	100.0	159,758	100.0	188,948	100.0
______________________
(*)	Preliminary data.
Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

The following table sets out the composition of Poland’s imports (based on customs data and the Standard International Trade Classification) for the years indicated:

	2007		2008		2009		2010		2011*
	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)	(U.S.$ millions)	(%)
Natural Resource-Based Goods:
Food and Live Animals	8,688	5.3	11,882	5.7	10,301	6.9	11,641	6.5	13,656	6.5
Beverages and Tobacco	949	0.6	1,090	0.5	948	0.7	1,108	0.6	1,248	0.6
Non-Food Raw Materials (excluding fuel)	4,910	3.0	6,462	3.1	4,086	2.7	5,414	3.0	7,210	3.4
Mineral Fuels, Lubricants and Related Materials	16,352	9.9	23,881	11.2	14,105	9.4	19,020	10.7	26,690	12.8
Animal and Vegetable Oils	493	0.3	782	0.4	499	0.3	571	0.3	915	0.4
Subtotal	31,392	19.1	44,097	20.9	29,939	20.0	37,754	21.1	49,719	23.7
Manufactured Goods:
Chemicals and Related Products	21,290	13.0	27,464	13.0	20,960	14.0	25,386	14.3	29,778	14.2
Manufactured Goods Classified Chiefly by Material	34,709	21.2	39,577	18.7	26,043	17.4	31,722	17.8	37,998	18.2
Machinery and Transport Equipment	58,445	35.6	74,493	35.5	53,170	35.6	61,103	34.3	66,225	31.6
Miscellaneous	14,131	8.6	19,129	9.1	15,917	10.6	18,253	10.3	20,468	9.8

Manufactured Articles Non-Classified	4,205	2.5	5,719	2.8	3,541	2.4	3,845	2.2	5,210	2.5
Subtotal	132,780	80.9	166,382	79.1	119,631	80.0	140,309	78.9	159,679	76.3
Total	164,172	100.0	210,479	100.0	149,570	100.0	178,063	100.0	209,398	100.0
(*)	Preliminary data.
Source: Yearbook of Foreign Trade Statistics, Central Statistical Office

Trade Policy

In both 2010 and 2011, the average effective rate of tariffs imposed by Poland on imports was 0.77 percent. Tariffs are scheduled to decrease further over the next several years as a result of multilateral agreements with the EU and EFTA, as well as pursuant to Poland’s membership in the WTO. On January 1, 2002, all remaining customs barriers for industrial exports from EU member states to Poland were lifted.  Since accession to the EU on May 1, 2004, Poland has applied the EU’s trade policy.

Official Reserves

By the end of 2007, Poland’s official reserves amounted to U.S.$ 65.7 billion. Reserves decreased to U.S.$ 62.2  billion by the end of 2008 and increased in 2009 to U.S.$ 79.6 billion. At the end of December 2010 and 2011, reserves increased and amounted to U.S.$ 93.5 billion and U.S.$ 97.9 billion, respectively.

The following table sets out certain information in U.S. dollar equivalents regarding Poland’s official reserve assets at the end of the years indicated.

	Official Reserve Assets(1) Excluding Monetary Gold	Official Reserve Assets of Monetary Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
	(U.S.$ millions)	(U.S.$ millions)	(U.S.$ millions)
2007	62,978.1	2,767.4	65,745.5	4.5
2008	59,318.0	2,862.1	62,180.1	3.7
2009	75,938.4	3,652.9	79,591.3	6.2
2010	88,848.0	4,666.4	93,514.4	6.4
2011	92,656.1	5,209.9	97,866.0	5.6
____________
(1)	Including Poland’s reserve position in IMF.
(2)	Based on average imports of goods.
Source: NBP

Foreign Exchange Regulations

In June 1995, Poland liberalized its current account according to Article VIII of the IMF Articles of Agreement.  Some restrictions still exist on direct investment in non-OECD countries and countries with which Poland did not conclude agreements on the bilateral protection of investments and on real estate, acquisitions and short-term capital movement transactions (as listed in the OECD Code of Liberalisation of Capital Movements).

The złoty is fully convertible in all types of current account transactions and foreign investors are able to purchase foreign currencies with złoty for the transfer of profits and repatriation of capital without the requirement of a special foreign exchange permit. A number of other foreign exchange transactions are generally permitted to be undertaken without obtaining authorization from the NBP.

Further liberalization of foreign exchange transactions with EU and OECD countries followed after the adoption of the Foreign Exchange Law in 2002 whereby nearly all prior restrictions were abolished.

Exchange Rate Policy

For several years prior to April 2000, Poland used a crawling peg with a fluctuating band system according to which a central exchange rate wasestablished against a basket of currencies and was devalued at a fixed rate.  Since April 2000, the złoty has generally been floating freely.  However, the floating exchange rate regime does not rule out foreign exchange interventions should they turn out necessary to ensure domestic macroeconomic and financial stability, which is conducive to meeting the inflation target in the medium term.  One such intervention took place in April 2010 and five such interventions occurred between September and December 2011.

The following table sets out the official NBP exchange rate between the złoty and the U.S. dollar for the periods indicated:

The following table sets out the official NBP exchange rate between the złoty and the U.S. dollar for the periods indicated:

	Year ended December 31,					March 31,
	2007	2008	2009	2010	2011	2012
End of period	2.4350	2.9618	2.8503	2.9641	3.4174	3.1191
Average	2.7667	2.4092	3.1162	3.0157	2.9634	3.1320
____________
Source: NBP

The following table sets out the official NBP exchange rate between the złoty and the euro for the periods indicated:

	Year ended December 31,					March 31,
	2007	2008	2009	2010	2011	2012
End of period	3.5820	4.1724	4.1082	3.9603	4.4168	4.1616
Average	3.7829	3.5166	4.3273	3.9946	4.1198	4.1370
____________
Source: NBP

MONETARY AND FINANCIAL SYSTEM

Structure and Development of the Polish Banking System

Until 1989, the Polish banking system was controlled by the State with business decisions subordinated to political priorities.  The reform of the Polish banking system began in 1989 when the Parliament adopted the Banking Law of August 29, 1997 (the “Banking Law”) and The Act on the National Bank of Poland of August 29, 1997 (the “NBP Act”).  As a result of these changes in legislation and administrative procedures, a relatively large number of new private banks were established, which later underwent a process of consolidation.

In February 2012, there were 47 domestic commercial banks in Poland, of which ten were banks with majority Polish ownership and 37 were banks with majority foreign ownership.  As at the end of February 2012, 63.8 percent of the banking sector’s assets were held by foreign controlled banks (including branches of credit institutions).  There were also 573 co-operative banks and 19 branches of credit institutions operating in Poland.  Moreover, five domestic banks performed services abroad either through a subsidiary or a branch.

The Polish banking sector is stable and well capitalized.  Polish banks’ capacity to absorb losses rose as a result of capital increases through share issuances and the retention of profits generated in the years 2008 to 2011.  The capital adequacy ratio increased from 11.1 percent in December 2008 to 13.4 percent in February 2012.  Since the onset of the financial crisis in 2008, no Polish bank has required the use of public support for capital increase.  Moreover, the results of macroeconomic stress tests conducted by the National Bank of Poland have shown that the overall standing of the banking sector is good without posing systemic risk.

As the banking sector in Poland performs mostly commercial banking activities and has not been extensively involved in investment banking or product structuring linked to subprime debt, it has been affected by the global financial crisis mainly through deterioration of loan portfolio quality.  However, the growth rate of non-performing loans and impairment losses has already stabilized and allowed the banking sectors’ financial results to reach levels exceeding those reported in 2008. As a consequence, net income of the domestic banking sector for 2011 was about 16 percent higher than in 2008 and reached a historical high in nominal terms.  In 2010 and 2011, loans to the non-financial sector continued to increase, especially PLN denominated housing loans, although at a lower pace than before the onset of the financial crisis in 2008. The annual growth of PLN-denominated housing loans reached 29.5 percent at the end of 2010 and 21.6 percent as of February 2012. At the same time, banks limited the supply of consumer loans and foreign exchange housing loans, both due to elevated risk-aversion and recommendations issued by the Polish Financial Supervision Authority. In the case of consumer loans, the rate of growth turned negative in 2011 and reached -3.4 percent as of February 2012, down from a level of approximately 30 percent observed in the years 2006-2008 (all data excludes the impact of foreign exchange rate changes). Foreign exchange housing loans portfolio increased in turn by a mere 2.1 percent in February 2012, significantly below the peak of 72.6 percent in May 2006. As a consequence, the currency composition of newly extended housing loans changed in comparison with 2008. As of February 2012, PLN denominated loans accounted for over 75 percent of the reported new loans and the euro has replaced Swiss francs as the main foreign currency with a share of 18 percent of newly extended housing loans. After a period of negative annual growth starting in 2009, the portfolio of loans to enterprises has been growing since March 2011. The growth rate reached 14.1 percent as of February 2012, with investment loans increasing by 24.5 percent and current loans by 13.0 percent. The pace of growth is still below the levels reported in 2008, mainly due to a lower credit demand from the enterprise sector.

The National Bank of Poland

The NBP is the central bank of Poland. The primary legislation governing the NBP includes EU Law, the Constitution of the Republic of Poland, the NBP Act and the Banking Law, both of which are consistent with EU standards. The NBP has three decision-making bodies: the President, the Management Board (consisting of the President and six to eight Members, including two Deputy Presidents) and the Monetary Policy Council (“MPC”). Monetary policy decisions are taken by the MPC.  The President of the NBP is appointed for a six year term by the Sejm, after nomination by the President of the Republic of Poland, with strictly limited rights of removal. Following the death of Sławomir Skrzypek, the President of the NBP appointed in January 2007, in a plane crash on April 10, 2010, First Deputy President Piotr Wiesiołek served as the interim President of the NBP until Marek Belka was awarded this function by Bronislaw Komorowski, interim President of the Republic of Poland at this time. The current President of the NBP, Marek Belka, was officially appointed by the Sejm on June 10, 2010 and took office on June 11, 2011.

EU Law, the Constitution of Poland and The NBP Act confirm the NBP’s independence, which is essential for the credibility of the central bank and a prerequisite for Poland’s future participation in the EMU. According to the Constitution, the NBP has the exclusive right to issue money as well as to formulate and implement monetary policy. The NBP provides banking services to the central Government and to other banks in the banking system. Although the NBP may act as a financial agent to the Government, it is not regarded as liable for the obligations of the State Treasury in this respect.  The NBP is also responsible for establishing necessary conditions for the development of the banking system. Following an amendment to the NBP Act in 2008, the NBP has been assigned the task to ensure the stability of the domestic financial system.

According to the Constitution and the NBP Act, the role of the MPC is to draw up annual monetary policy guidelines and submit these to the Sejm together with the draft budget submitted by the Council of Ministers.  The MPC determines monetary policy guidelines for each year and, on the basis of those guidelines, makes decisions concerning the use of the NBP’s key policy instruments, namely interest rates, required reserve ratios, open market operations, NBP loan and credit facilities and the exchange rate policy.  The MPC assesses the activity of the NBP Management Board with regard to its implementation of monetary policy guidelines.  It is also required to present a report to the Sejm on the performance of the monetary policy within five months of the end of each fiscal year.

Under the NBP Act, the powers of the President of the NBP are separated from those of the MPC and the Management Board.  The MPC consists of ten members, namely the President of the NBP as Chairman, and nine other members from outside the NBP.  Members are appointed for terms of six years.  The tenure of all of the current members began in 2010.  Three members of the MPC are appointed by the Sejm, three by the Senate and three by the President of Poland.  The MPC meets at least once a month.  It makes decisions by a majority vote and requires a quorum of at least five members, including the Chairman.  In the event of a tied vote, the Chairman has the deciding vote.  The positions taken by MPC members during votes are published in official publications announced in the Court and Commercial Gazette (Monitor Sądowy i Gospodarczy) after a period of six weeks, but not later than three months from the date of adopting the resolution.

The NBP carries out the foreign exchange policy established by the Council of Ministers in agreement with the MPC. The exchange rate policy is laid down by the Council of Ministers in consultation with the MPC. The NBP publishes current exchange rates for foreign currencies and rates for other types of foreign exchange and performs its function of central foreign exchange authority by holding and managing the official foreign exchange reserves, and by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and international payments liquidity.

In line with the NBP Board’s mandate regarding financial stability set forth in the NBP Act, the NBP produces a semi-annual Financial Stability Report, which analyzes the resilience of the domestic financial system, in particular the banking sector, against potential or materialized financial and macroeconomic shocks.  The reports take into account a wide range of financial and macroeconomic indicators which are largely based on data received directly from financial institutions and supported with the NBP’s own quantitative and qualitative research.

Monetary Policy

The primary objective of the NBP’s monetary policy is to maintain price stability (i.e., low and stable inflation), which is conducive to balanced economic growth over the long term. In order to achieve this, the NBP’s strategy is based on inflation targeting accomplished under a floating exchange rate regime. Within such a regime, the MPC sets a numerical medium-term target for inflation and meets regularly each month to discuss the economic situation and outlook, and, after analysing the risks to price stability, adjusts the monetary policy stance accordingly.  The NBP’s main instrument is a short-term interest rate.

The medium-term inflation target, laid out in the Monetary Policy Strategy adopted by the MPC in February 2003, is set at 2.5 percent with a symmetrical band for deviations of +/-1 percentage point.  The target is defined over a medium-term horizon and in terms of annual growth of CPI.  Every year the MPC also publishes Monetary Policy Guidelines, providing an outline for the monetary policy in the coming year.  This outline is fully compatible with the medium-term strategy.

Since the introduction of the medium-term target of 2.5 percent, the average CPI inflation in Poland has amounted to 3.0 percent.  In 2011, CPI inflation was running above the target (4.3 percent), which was mainly due to the sharp rise in global commodity prices in the first half of 2011.  Moreover, the złoty depreciation in the second half of 2011 further negatively influenced inflation. Although the złoty has generally been floating freely since April 2000, the floating exchange rate regime does not rule out foreign exchange interventions should they turn out necessary to ensure domestic macroeconomic and financial stability, which is conducive to meeting the inflation target in the medium term.  One such intervention took place in April 2010 and five such interventions occurred between September and December 2011.

Money Supply

In December 2011, the annual rate of growth of broad money supply was 12.5 percent in nominal terms, or 7.5 percent in real terms.  Starting from the beginning of the second quarter of the 2007 reporting period, the methodology of compiling certain monetary supply aggregates has been changed. The changes included, amongst others, a modification of the definitions of broad and narrow money aggregates, M3 and Ml, respectively. For the purposes of comparability historical data have been adjusted accordingly.

The following table sets out data on monetary aggregates for the periods indicated:

	Year ended 31 December
	2007	2008	2009	2010	2011
	(PLN millions)
Cash in circulation	77,160.0	90,812.3	89,777.6	92,707.0	101,846.6
Demand deposits	258,106.2	259,130.9	298,567.2	356,485.0	366,128.5
Narrow Money (M1)	335,266.2	349,943.1	388,344.9	449,192.0	467,975.1
Time deposits	214,027.5	310,285.2	326,391.1	325,449.2	395,780.4
Deposits redeemable at notice up to three months:	50.6	11.6	21.9	16.8	13.4
Repurchase agreements	8,192.4	3,468.2	3,093.7	6,437.7	9,575.7
Debt securities with maturity below two years	3,757.7	1,797.5	1,843.0	2,050.0	7,850.3
Broad Money (M3)	561,623.8	666,231.3	720,232.5	783,648.5	881,502.8
Annual Changes (%)
Broad Money (nominal)	13.4	18.6	8.1	8.8	12.5
Broad Money (CPI deflated)	9.0	14.8	4.4	5.5	7.5
______________________
Source: NBP

Polish monetary statistics are maintained in accordance with the requirements of the European Central Bank (“ECB”) and as such, they are directly comparable to the statistics provided by other states applying the same methodology.

Monetary Policy Implementation

The NBP’s interest rates are the principal instrument of monetary policy with regard to reaching predetermined inflation targets in Poland.  By setting the level of these rates, the Monetary Policy Council influences the short-term money market interest rates.

The NBP’s reference rate reflects the general direction of monetary policy.  It determines the yield obtainable on open market operations.  Due to liquidity surplus prevailing in the Polish banking sector, open market operations are used to absorb excess liquidity from the interbank market.  Starting from 2008, the open market operations are conducted on such a scale as to enable the Polish Overnight Index Average (POLONIA) to settle close to the NBP reference rate.

The NBP’s open market operations can be divided into the following three categories:

•
Main open market operations which are executed on a regular weekly basis in the form of NBP bills issued with a seven-day maturity.  A fixed rate at the level of the NBP’s reference rate is binding during tenders.  Regular issuance of NBP bills plays a pivotal role in pursuing the objectives of the NBP’s open market operations,

•
Fine-tuning open market operations that might be conducted with the aim for limiting the volatility of short-term market interest rates.  They may involve liquidity-absorbing operations (issuance of NBP bills, reverse repo transactions) or liquidity-providing ones (redemption of NBP bills before maturity, repo transactions).  The maturity and yield of these operations as well as the exact manner in which they are carried out depend on the situation in the banking sector, and

•
Structural open market operations which might be conducted in order to affect long-term liquidity structure in the banking sector.  If required, the central bank may carry out the following structural operations: bond issue, purchase or sale of securities on the secondary market.

During the financial crisis, there were occasional significant declines in the POLONIA rate below the NBP’s reference rate, reflecting accumulation of banks’ liquidity buffers during required reserve maintenance periods.  In order to prevent such unexpected movements of the POLONIA rate, in December 2010 the central bank started conducting short-term operations to absorb liquidity in an attempt to offset the mentioned changes in the liquidity conditions that temporarily took place.  These fine-tuning operations are ongoing and have contributed to the lower spread between the POLONIA rate and the NBP’s reference rate, in comparison with the data representing the years 2009 to 2010.

The NBP’s deposit and Lombard rates determine the corridor for overnight interest rate fluctuations in the interbank market.  A standing deposit facility enables banks to deposit their liquidity surpluses with the central banks on an overnight basis.  The interest on the facility constitutes the lower limit for the interbank market rate quoted for this period.  A standing credit facility (Lombard credit) enables banks to obtain credit from the central bank on an overnight basis.  Lombard credit is collateralized with securities accepted by the central bank.  The interest on this loan expresses the marginal cost of obtaining funds from the central bank, which constitutes the upper limit for the interbank overnight rate.

The system of required reserves contributes to the stability of the shortest-term market interest rates in the reserve maintenance periods.  The fact that banks are required to maintain reserve holdings under this arrangement facilitates interbank settlements, as they always have the necessary funds at their disposal.  At the same time, the average reserve requirement system that allows banks to determine the amount of funds held on current account with the central bank over the maintenance period limits volatility of short-term interbank interest rates.

The terms and conditions of the reserve requirements system are uniform for all banks.  The reserves ratios applied by the NBP are:

●	0 percent for repo operations and sell-buy-back operations; and

●	3.5 percent for other liabilities included in the reserve base.

Banks are obliged to maintain an average balance of funds on accounts with the NBP during the reserve period at a level not lower than the required reserves. Since May 2004, the holdings of minimum reserves have been remunerated (0.9 percent of the NBP’s rediscount rate).

The following table sets out details of interest rates set by the NBP and changes made to them since 2007:

	Lombard Rate	Reference Rate	Deposit Rate
	(%)
Effective Date
April 26, 2007	5.75	4.25	2.75
June 28, 2007	6.00	4.50	3.00
August 30, 2007	6.25	4.75	3.25
November 29, 2007	6.50	5.00	3.50
January 31, 2008	6.75	5.25	3.75
February 28, 2008	7.00	5.50	4.00
March 27, 2008	7.25	5.75	4.25
June 26, 2008	7.50	6.00	4.50
November 27, 2008	7.25	5.75	4.25
December 24, 2008	6.50	5.00	3.50
January 28, 2009	5.75	4.25	2.75
February 26, 2009	5.50	4.00	2.50
March 26, 2009	5.25	3.75	2.25
June 25, 2009	5.00	3.50	2.00
January 20, 2011	5.25	3.75	2.25
April 6, 2011	5.50	4.00	2.50
May 12, 2011	5.75	4.25	2.75
June 9, 2011	6.00	4.50	3.00
May10, 2012	6.25	4.75	3.25
____________
Source: NBP

Bank Regulation

With effect from January 1, 2008, banking supervision has been carried out by the Polish Financial Supervision Authority (the “PFSA”) as stipulated in the Act of July 21, 2006 on the Supervision of the Financial Market (the “Financial Market Supervision Act”). The PFSA started its operations on September 19, 2006 and was formed from the former Polish Securities and Exchange Commission and the Insurance and Pensions Funds Supervisory Commission.

According to Article 4 paragraph 1 of the Financial Market Supervision Act, the PFSA’s responsibilities comprise the following:

●	exercising supervision of the financial market;

●	taking action to foster the proper operation of the financial market;

●	taking action to promote the development of the financial market and its competitiveness;

●	taking educational and informative actions related to the operation of the financial market;

●	participating in the preparation of legal acts relating to financial market supervision;

●
creating opportunities for the amicable and conciliatory dissolution of disputes between the participants of the financial market, including, in particular, disputes arising from contractual relationships between the entities subject to the PFSA’s supervision and the customers buying their services; and

●	other statutory tasks.

According to the Banking Act, the activities of banks, branches and representative offices of foreign banks, as well as of branches and representative offices of credit institutions, shall be subject to supervision of the PFSA.  The scope and principles of such supervision are set out in the Banking Act and the Financial Market Supervision Act.  For example, the PFSA may, in certain circumstances specified in the Banking Law, repeal an authorization to create a bank, liquidate a bank or order the suspension of a bank’s operations and petition a court of appropriate jurisdiction for a declaration of bankruptcy.

The Polish bank regulatory framework also includes the Bank Guarantee Fund (the “BGF”) whose main responsibilities include:

●
to reimburse, up to the amount specified by the Act on the BGF of December 14, 1994 (Journal of Laws no. 711 item 84 of 2009), deposits in the event of the bankruptcy of a bank which is a participant in the deposit guarantee scheme;

●	to provide financial assistance to banks facing insolvency;

●	to support restructuring processes including the mergers of endangered banks with other banks; and

●	to collect and analyze information about entities covered by the guarantee system, including the preparation of the working papers concerning the banking sector condition.

Since December 2010, the guaranteed amount for bank deposits covered by the BGF has been EUR 100,000 in PLN and other currencies per person or legal entity (excluding State Treasury and financial institutions) held by a single bank (both commercial or cooperative).  The Act on the Bank Guarantee Fund does not currently provide any guarantee for deposits managed by credit unions (i.e., SKOKs) as such institutions are not legally obliged to participate in the BGF guarantee scheme.

On February 12, 2009, the Polish Parliament passed the Financial Support Act which provides that the Minister of Finance, representing the State Treasury, at the request of a financial institution and after consultation with the Chairman of the PFSA and the President of the NBP (as well as the BGF in the case of banks), will be able to provide financial institutions established in Poland with support in a crisis, allowing these institutions to maintain their financial liquidity.

The law provides that the aid granted may take the following forms:

●	Treasury guarantees on repayment of refinancing loans extended by the NBP to banks (up to 50 percent of the sum to be repaid);

●	Treasury guarantees on repayment of loans and credit lines extended by credit institutions;

●	Treasury guarantees on debt securities issued by credit institutions (securities with a maturity from 3 months to 5 years);

●	sale of Treasury securities to financial institutions with delayed payment or with payment in installments or directed to a particular financial institution; and

●	lending of Treasury securities to financial institutions.

Additionally, in early 2010 the Polish Parliament passed a law which provides a legal basis for recapitalization measures directed at troubled financial institutions. The support may take the following forms:

●	state recapitalization guarantee which can result in the State Treasury acquiring shares, bonds or other debt instruments issued by an ailing institution, and/or

●	takeover of a financial institution/nationalization if the institution faces insolvency problems that can influence the stability of the financial market in the country.

The Minister of Finance ultimately decides whether to provide support and under which conditions, after consultation with the President of the NBP and the Chairman of the PFSA (and also with the BGF when banks are concerned).

Both of the above mentioned laws currently have no expiry date.  However, the measures should be available for financial institutions until a decision of the European Commission is in place regarding the compliance of the support with the single market guidelines. No eligible institutions has applied for the measures so far.

Capital Markets

Warsaw Stock Exchange

In 1991, Poland established the Warsaw Stock Exchange (the “WSE”).  The WSE operates the main market and also acts as an operator of the alternative market called NewConnect (established in August 2007) for smaller companies. In November 2010, the WSE went public and its shares were listed in Warsaw.

In September 2009, the WSE launched CATALYST, the first organized market in debt securities in Poland and a unique market of its kind in Central and Eastern Europe.  The system facilitates and optimizes corporate and municipal bond issuances. BondSpot SA, a subsidiary of the WSE, also operates the Treasury BondSpot Poland, which is a wholesale market dedicated to trading in Treasury bonds and Treasury bills.

Securities legislation regulates the public offering of securities and the operations of securities brokers. The PFSA has enforcement powers and supervises the financial markets, including the securities and commodities markets. See “Bank Regulation” above. Since July 2005, trading of securities has been regulated by three acts: the Act on public offering, conditions governing the introduction of financial instruments to organized trading and public companies of July 29, 2005, the Act on trading in financial instruments of July 29, 2005 and the Act on capital market supervision of July 29, 2005. Since January 1998, with the launch of futures contracts based on the WIG20, the WSE blue chip index, the WSE also operates a derivatives market.  In January 2001, the first equity futures contracts were introduced. In September 2003, trading in options based on the WIG20 was launched on the WSE. In 2010, the WSE enabled short selling under new rules and listed the first Exchange Traded Fund.

Settlement in Poland is conducted on a delivery-versus-payment basis. Each investor is required to hold a securities account and a cash account with a local broker or custodian. Each broker and custodian is required to hold a securities account in the National Depository for Securities and maintain a cash account with a clearing bank. The system is fully computerized. All securities admitted for trading on the WSE markets are registered in book-entry form only. Shareholders are supplied with deposit certificates and account statements by the broker or custodian with whom they hold an account.

In March 2012, there were 61 members of the WSE (31 local members and 30 foreign members) and out of a total of 66 investment firms conducting their activities under Polish law, in November 2011, 14 were banks conducting brokerage activities and 52 were independent entities. In March 2012, there were 2,495 licensed brokers of securities, 234 commodities brokers and 382 licensed investment advisors.

Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.

The following table sets forth selected indicators relating to the equity component of the WSE as at the end of the periods indicated:

	As at December 31,				As at March 31,
	2008	2009	2010	2011	2012
Market capitalization(1)
(in PLN millions)	465,115	715,822	796,482	642,863	713,608
(in U.S.$ millions)	157,038	251,139	268,710	188,115	228,787
(% of GDP)	44	53	56	42	47
Turnover in PLN millions(2)	331,316	345,864	234,288	268,139	59,261
WIG index	27,229	39,986	47,490	37,595	41,267
Average P/E ratio	11.0	14.3	18.2	12.5	10.6
Dividend Yield	3.1	3.6	2.4	2.9	3.8
Listed companies
Main Market	374	379	400	426	429
NewConnect	84	107	185	351	370
____________
Notes:
(1)	Includes domestic and foreign companies.
(2)	One-sided (single counted) turnover including session and off-session (block transactions) of shares.
Source: Ministry of Finance, NBP, WSE

Investment Funds

By the end of March 2012, the PFSA had granted permits to 50 fund management companies managing 513 investment funds.  The value of assets managed by Polish investment funds in December 2011 was PLN 134.9 billion (U.S.$ 39.5 billion).

Pension Funds

By the end of March 2012, the relevant supervisory authority had granted permits to 14 fund management companies managing 14 pension funds.  The value of assets managed by Polish pension funds in March 2012 achieved a level of PLN 337.9 billion (U.S.$ 76.3 billion).

Treasury securities

Treasury bonds and bills denominated in PLN are sold at regular auctions by the State Treasury.  The primary domestic market is based on a selected group of banks acting as primary dealers.

The following table sets forth certain information with respect to the sale of treasury securities on the domestic market for the periods indicated:

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2011	Q1 2012
	(nominal amount, PLN billions)
Gross sales of treasury securities
Treasury bonds	27.3	34.4	24.4	22.7	108.8	39.9
Treasury bills	13.4	5.3	0	0	18.7	10.3
Total	40.7	39.7	24.4	22.7	127.6	50.2
Net sales of treasury securities
Treasury bonds	21.7	7.4	(10.5)	3.4	21.9	21.9
Treasury bills	3.8	(3.8)	(10.4)	(5.6)	(16.0)	(1.2)
Total	25.4	3.6	(20.9)	(2.2)	5.9	20.7
Source:  Ministry of Finance
Trading of Treasury bonds is conducted on three secondary markets: the OTC market, Treasury BondSpot Poland and the WSE.  In 2011, the value of Treasury bond transactions increased by 29.4 percent to PLN 10,748.8 billion, compared to 2010.  The most significant market by value is the

OTC market which in 2011 accounted for 90.4 percent of the total turnover of Treasury bonds.  Turnover on Treasury BondSpot Poland amounted to 9.6 percent, while trading on the WSE did not exceed 0.1 percent.  In the first quarter of 2012, the value of Treasury bond transactions amounted to PLN 2,369.8 billion.  Turnover on the OTC market accounted for 89.0 percent, and 11.0 percent on Treasury BondSpot Poland, while trading on the WSE remained at a marginal level.

The main holders of Treasury bonds issued on the domestic market at the end of February 2012 were domestic institutional investors (non-banking sector) representing PLN 245.7 billion (46.7 percent), the domestic banking sector representing PLN 119.5 billion (22.7 percent) and foreign investors representing PLN 160.5 billion (30.5 percent).

The average time to maturity (“ATM”) of domestic marketable debt decreased slightly from 4.30 years at the end of December 2010 to 4.25 years at the end of December 2011 and then increased to 4.28 years at the end of February 2012.  The duration decreased from 2.97 years at the end of December 2010 to 2.80 years at the end of December 2011 and then increased to 2.88 years at the end of February 2012.

Insurance market

As at December 31, 2011, the total assets of Poland’s insurance companies amounted to approximately PLN 146.13 billion while the assets of the life insurance sector amounted to approximately PLN 89.86 billion.  The assets of the non-life insurance sector were PLN 56.28 billion as at December 31, 2011.  Investments of insurance companies were primarily held in debt securities and other fixed income securities (44.7 percent), followed by deposits with credit institutions (9.9 percent), shares or participating interests in subordinated undertakings (7.4 percent) and shares, participating interests and other variable yield securities, units and investment certificates in investment funds (6.6 percent).

According to industry data, as at December 31, 2011, the largest market share, by gross premiums written, was held by PZU Życie S.A. (17.16 percent), followed by PZU S.A. (14.43 percent), STU ERGO Hestia S.A. (4.63 percent) and TUnŻ  Europa S.A. (4.49 percent).  As at December 31, 2011, there were 45 insurance companies controlled by foreign investors (compared to 45 as at December 31, 2010 and 47 as at December 31, 2009).  As at December 31, 2011, FDI in the insurance market reached PLN 4.47 billion, compared to PLN 4.47 billion as at December 31, 2010 and 4.24 billion as at December 31, 2009.  As at December 31, 2011, foreign capital accounted for 77.1 percent of the total equity capital of insurance companies in Poland, compared to 77.9 percent at the end of 2010 and 77.9 percent at the end of 2009.  As at December 31, 2011, there were 61 licensed insurance companies operating in Poland, of which 28 were life insurance companies and 33 were non-life insurance companies.

PUBLIC FINANCE

The Polish public finance system is comprised of the State budget, local budgets, extra-budgetary units, agencies and other entities.  It is divided into three sub-sectors: central, local and social security.  There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in the EU’s European System of Accounts 95 (“ESA 95”).

The Polish methodology differs from ESA 95 in two significant respects:

●	under ESA 95, revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the Polish methodology; and

●
the scope of the public sector is defined differently under the two methodologies (for example funds formed within BGK, i.e., the National Road Fund and the Railway Fund, are excluded under Polish methodology and included under ESA 95).

In 2011, the general government balance decreased by about 2.7 percentage points of GDP (from 7.8 percent of GDP in 2010 to 5.1 percent of GDP in 2011).  Significant improvement of general government balance can be attributed to measures that reduced public spending and increased government revenue. Expenditure of the general government to GDP ratio declined from 45.4 percent of GDP in 2010 to 43.6 percent of GDP in 2011.  The most significant cuts were made to social spending (reduced by 0.8 percentage points of GDP), public consumption (reduced by 0.8 percentage points of GDP) as a result of lower employee compensation growth (frozen wage bill) and intermediate consumption growth.  Increased revenue was derived mainly from higher VAT, freeze in personal income tax (“PIT”) thresholds and increase in the share of the pension contribution in the public pillar.

In 2012, the Government expects the general government balance to reach 2.9 percent of GDP.  As compared with 2011, the reduction of 2.2 percentage points will be achieved by policies introduced in previous years (e.g., a spending rule that caps the increase in flexible and new legally mandated expenditure, a frozen wage bill), cuts in gross capital formation and new measures aimed at increasing revenues.  These include raising the disability contribution (effectively a payroll tax) by 2 percentage points and introducing a new copper and silver royalty charge.

The government intends to reach the medium term objective for the deficit (1 percent of GDP) by 2015.  The measures that will ensure long-term stability of public finances in Poland include further structural reforms of the social security system (such as increase and equalization of the retirement age for men and women at 67 years, from present levels of 65 and 60 years, respectively), as well as introduction of the new permanent fiscal rule. According to the new permanent fiscal rule, the limit for the general government expenditures (excluding the expenditures of the local government sub-sector, expenditures financed with the non-returnable EU aid funds and debt interest payments) will be calculated based on the equivalent limit for the previous year (adjusted for the inflation forecast errors), CPI forecast and the medium-term real GDP growth subject to corrections if cumulated deviations of a nominal balance from the medium-term budgetary objective (MTO) exceed a certain threshold. The limit will be also adjusted for the expected change in structural revenues. The introduction of this rule and the accompanying changes to the domestic fiscal framework will also ensure compliance with the Council Directive of November 8, 2011 on requirements for budgetary frameworks of the Member States.

General Government Balance

The following table sets out the general government balance (calculated pursuant to ESA 95) for the years indicated:
	2007	2008	2009	2010	2011
	(as a % of GDP)
General government balance	(1.9)	(3.7)	(7.4)	(7.8)	(5.1)
Central government	(3.1)	(3.9)	(5.4)	(6.4)	(4.3)
Local government	0.1	(0.2)	(1.1)	(1.2)	(0.7)
Social security funds	1.1	0.4	(0.9)	(0.2)	(0.1)
————
Source: Central Statistical Office

The following table sets out State budget revenues and expenditures using the Polish methodology for the years indicated:
	2007	2008	2009	2010	2011	2012(1)
	(PLN millions, except as otherwise indicated)
Total revenue	236,368	253,547	274,184	250,303	277,568	293,766
Total expenditure	252,324	277,893	298,028	294,894	302,681	328,766
Balance	(15,956)	(24,346)	(23,844)	(44,591)	(25,113)	(35,000)
GDP (PLN billions)	1,175	1,275	1,344	1,416	1,525	1,590
	(as a % of GDP)
Total revenue	20.1	19.9	20.4	17.7	18.2	18.5
Total expenditure	21.5	21.8	22.2	20.8	19.8	20.7
Balance	(1.4)	(1.9)	(1.8)	(3.1)	(1.6)	(2.2)
__________
(1)
From the 2012 Budget Act, without EU resources budget.  Data do not include payments which will be made by the Central Bank in 2012 to the State budget (PLN 8.205 million) as a result of profits of the Central Bank for 2011.  Payments from the NBP have not been originally assumed in the Budget Act for 2012.

Source:  Ministry of Finance, Central Statistical Office

The following table sets out certain information regarding total revenues and expenditure for local governments for the years indicated:

	2007	2008	2009	2010	2011
	(PLN millions, except for percentages)
Total revenues	131,38	142,569	154,842	162,797	171,309
Total expenditure	129,113	145,183	167,828	177,766	181,595
Balance	2,267	(2,614)	(12,986)	(14,970)	(10,286)
As % of GDP	0.2	(0.2)	(1.0)	(1.1)	(0.7)
GDP	1,176,700	1,275,432	1,344,383	1,416,392	1,524,659
__________
Source:  Ministry of Finance, Central Statistical Office

The State Budget

The Budget Process

The fiscal year for the Government is the calendar year.  Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year.  The budget then proceeds through the regular legislative process.  If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted.  If no budget has been agreed by Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve Parliament.

The 2012 Budget Act

On January 27, 2012, the Sejm approved the draft 2012 Budget Act.  It provides for revenues of PLN 293.8 billion and expenditures of PLN 328.8 billion.  The 2012 Budget Act was signed by the President on March 7, 2012.

The following table sets out State revenues in nominal terms and as a percentage of GDP for the years indicated:

	2007	2008	2009	2010	2011	2012(1)
	(PLN millions)
NOMINAL REVENUES
Tax Revenue	206,385.2	219,499.4	214,878.8	222,552.7	243,209.4	264,803.0
VAT and other Indirect taxes	146,482.1	153,677.7	154,957.7	165,189.6	180,272.6	196,118.0
Corporate Income Tax	24,540.2	27,159.7	24,156.6	21,769.9	24,861.9	26,635.0
Personal Income Tax	35,358.5	38,658.5	35,763.7	35,592.6	38,074.9	40,250.0
Non-tax Revenue	22,448.3	19,308.9	27,433.4	24,501.6	32,276.0	27,125.2
Dividends	3,622.5	3,319.8	8,326.5	4,977.1	6,122.9	8,153.5
Transfers from the NBP	2,478.3	-	-	3,957.3	6,202.7	-
Custom Duties	1,747.6	1,728.8	1,627.5	1,663.7	1,923.8	1,830.0
Payments, fees, interests and others	12,733.9	12,095.5	14,777.3	11,176.9	15,642.8	14,734.8
Local government payments	1,866.0	2,164.8	2,702.0	2,726.7	2,383.8	2,406.9
Contributions to State budget from EU	-	-	-	-	-	-
Revenue from EU and other non-returnable means	7,534.1	14,739.0	31,871.3	3,248.5	2,082.9	1,837.9
TOTAL REVENUE	236,367.5	253,547.3	274,183.5	250,302.8	277,568.3	293,766.1
	(Revenues as a percentage of GDP)
GDP	1,176,737	1,275,432	1,344,383	1,416,392	1,524,659	1,589,618
Tax Revenue	17.5	17.2	16.0	15.7	16.0	16.7
VAT and other Indirect taxes	12.4	12.0	11.5	11.7	11.8	12.3
Corporate Income Tax	2.1	2.1	1.8	1.5	1.6	1.7
Personal Income Tax	3.0	3.0	2.7	2.5	2.5	2.5
Non-tax Revenue	1.9	1.5	2.0	1.7	2.1	1.7
Dividends	0.3	0.3	0.6	0.4	0.4	0.5
Transfers from the NBP	0.2	-	-	0.3	0.4	-
Custom Duties	0.1	0.1	0.1	0.1	0.1	0.1
Payments, fees, interests and others	1.1	1.0	1.1	0.8	0.9	0.9
Revenue of Budgetary Units	0.2	0.2	0.2	0.2	0.2	0.2
Contributions to State budget from EU	-	-	-	-	-
Revenue from EU and other non-returnable means	0.6	1.2	2.4	0.2	0.1	0.1
TOTAL REVENUE	20.1	19.9	20.4	17.7	18.2	18.5
__________
(1)
Data do not include payments which will be made by the Central Bank in 2012 to the State budget (PLN 8.205 million) as a result of profits of the Central Bank for 2011.  Payments from the NBP have not been originally assumed in the Budget Act for 2012.

Source: Ministry of Finance

The following table sets out certain information regarding State budget expenditure in nominal terms and as a percentage of GDP for the years indicated.

	2007	2008	2009	2010	2011 (4)	2012 (5)
	(PLN millions)
TOTAL STATE BUDGET EXPENDITURES	252,324	277,894	298,028	294,894	302,682	328,766
of which
Subsidies (1)	1,951	2,832	3,170	3,960	4,690	5,187
Foreign Debt Service	4,890	5,122	6,675	7,386	8,849	10,770
Social Insurance	54,225	64,037	64,010	71,766	72,317	76,894
Current Expenditures of the Budget Sphere	90,422	96,399	93,073	97,133	100,324	108,623
Domestic Debt Service and Guaranties	22,609	19,995	25,553	26,757	27,107	32,226
Capital Expenditures (2)	13,260	14,920	14,654	15,439	14,915	14,871
Subsidies to Local Authorities (3)	36,756	40,460	45,043	47,185	48,348	50,218
EU own resources	10,629	12,213	13,418	14,345	14,731	16,146
Financing EU co-financed projects	17,582	21,916	32,432	x	x	x
Co-financing EU projects	x	x	x	10,923	14,731	13,741

	(Expenditures as a percentage of GDP)
TOTAL STATE BUDGET EXPENDITURES	21.4	21.8	22.2	20.8	19.9	20.7
of which
Subsidies (1)	0.2	0.2	0.2	0.3	0.3	0.3
Foreign Debt Service	0.4	0.4	0.5	0.5	0.6	0.7
Social Insurance	4.6	5.0	4.8	5.1	4.7	4.8
Current Expenditures of the Budget Sphere	7.7	7.6	6.9	6.9	6.6	6.8

2007	2008	2009	2010	2011 (4)	2012 (5)
Domestic Debt Service and Guaranties	1.9	1.6	1.9	1.9	1.8	2.0
Capital Expenditures (2)	1.1	1.2	1.1	1.1	1.0	0.9
Subsidies to Local Authorities (3)	3.1	3.2	3.4	3.3	3.2	3.2
EU own resources	0.9	1.0	1.0	1.0	1.0	1.0
Financing EU co-financed projects	1.5	1.7	2.4	x	x	x
Co-financing EU projects	x	x	x	0.8	0.7	0.9

GDP (PLN millions)	1,176,737	1,275,432	1,344,383	1,416,392	1,524,659	1,589,618
__________
Notes:
From 2010, financing EU resources budget is excluded from state budget (without part concerning technical assistance and national co-financing).
(1)	Subsidies to enterprises.
(2)	Capital expenditures include investments and equity contributions.
(3)	General subventions to local governments.
(4)	Expected execution.
(5)	As provided in the 2012 Budget Act.
x	Not available
Source: Ministry of Finance

Financing the State Budget Deficit

The State Treasury finances the budget deficit by issuing its own debt securities (known as “Treasury securities”) in the domestic as well as the international markets and accepting funding from international financial institutions (loans from the European Investment Bank (“EIB”) and the World Bank).  Treasury securities may be issued as Treasury bills (instruments with a maturity of up to one year) or as Treasury bonds (instruments with a maturity of more than one year).  The main objective of the State Treasury’s debt management strategy is minimization of long-term debt servicing costs subject to maintaining appropriate risk levels (refinancing, exchange rate, interest rate and liquidity risks).  Subject to this overall debt management strategy, the State Treasury has flexibility in terms of choosing which market, currency and instrument type to issue.

The State’s budget deficit in 2011 was lower than expected in the 2011 Budget Act and amounted to approximately PLN 25 billion, while total net borrowing requirements amounted to PLN 27 billion and gross borrowing requirements to PLN 136 billion.  Borrowing requirements in 2011 were financed mainly by issuances in the domestic market (81 percent) with Treasury bond issuances in the international markets representing 13 percent of total issues of Treasury securities.  Some additional funding (6 percent) was obtained from the EIB and the World Bank.

Financing in the domestic market in 2011 was mainly obtained through the sale of Treasury bonds.  Of all Treasury Bonds sold, medium-term bonds (3-5 years) amounted to 44 percent, issuance of short-term bonds (up to 2 years) amounted to 34 percent and long-term bonds amounted to 22 percent.  In 2011, the main demand in the domestic market came from foreign investors and, as a result, their holdings of domestic Treasury securities reached record levels.  Foreign financing mainly consisted of issues of Treasury bonds denominated in U.S. dollars and euro (small issuances were also conducted in Swiss francs and Japanese yen).  The State Treasury’s debt at the end of 2011 had an average term to maturity of 5.4 years.  The share of foreign debt increased from 28 to 32 percent as a result of PLN depreciation.

The budget deficit for 2012 is projected to amount to PLN 35.0 billion according to the 2012 Budget Act, while total net and gross borrowing requirements for 2012 are expected to amount to PLN 46.2 billion and PLN 176.1 billion, respectively. As in previous years, the process of funding complies with the main strategic objective and the flexibility in choosing the market, currency and instrument type. The major part of funding is being received from the domestic Treasury bond market with the financing structure depending on the market situation. Funding from international Treasury bond markets and from international financial institutions are expected to correspond to 2011 levels.  As of May 23, 2012, 69 percent of gross borrowing requirements had been financed.

Revenues

The principal source of the State’s budgetary revenues is taxation.  The principal taxes in the Polish tax system are a tax on goods and services (“VAT”), corporate income tax (“CIT”), personal income tax (“PIT”) and excise tax.  There are also local taxes collected directly by the local authorities or tax offices acting on behalf of such authorities.  Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.

Value Added Tax

VAT levied on the supply of goods and services and other activities in Poland complies with the rules of Council Directive 2006/112/EC on the common system of value added tax.  The following VAT rates apply (from January 1, 2011):

●	a standard rate of 23.0 percent; and

●	reduced rates of:

●	8.0 percent (for example, on certain food items, medicines, public transport, restaurant services, new housing structures and housing construction services covered by the social housing program);

●	5.0 percent (for example, on certain unprocessed agricultural products, books and specialist periodicals); and

●	0 percent (for exports and intra-Community supplies and selected services such as international transport).

Furthermore, the VAT system provides for exemptions (without the right to deduct the input tax) for certain services, such as educational, healthcare and welfare and financial services (with exceptions).

Corporate Income Tax

In order to increase the competitiveness of the Polish economy, the CIT rate has been gradually reduced from 40.0 percent at the end of 1996 to the current rate of 19.0 percent.

For the purposes of the equal treatment of entities located in Poland and in other EU member states, provisions regarding the taxation of dividends were changed with effect from January 1, 2007.  Currently, dividends are subject to a 19.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise.  Nevertheless, income from dividends is exempted from taxation if dividends are paid by a Polish company to entities with their seat in Poland, another EU member state, an EEA member state or to Switzerland and certain other specific requirements are fulfilled.

Interest and royalties paid to foreign entities are subject to a 20.0 percent withholding tax, unless a relevant double taxation treaty provides otherwise.  From July 1, 2013, interest and royalties will be exempted from income tax, provided that the amounts are received by a company located in an EU member state (other than Poland) or Switzerland.  Certain other requirements must be satisfied as well, particularly that interest and royalties are paid by a Polish company or a foreign permanent establishment located in Poland and the beneficial owner is a company subject to income tax in another EU member state or Switzerland.  However, during the transitional period from July 1, 2009 until June 30, 2013, the rate of income tax on interest and royalties is fixed at 5.0 percent.  Since January 1, 2011, all EEA member states (other than Poland) have been covered by these preferential provisions.

Personal Income Tax

In 2011, PIT was levied on personal income at progressive tax rates starting at 18.0 percent on the initial PLN 85,528 earned and increasing to 32.0 percent on earnings above that threshold.  Taxpayers who operated a business are entitled to choose a different form of income taxation with a flat rate of 19.0 percent.  In a limited number of cases, those taxpayers can choose to pay income tax on a lump-sum basis.  Income from selling securities and other financial instruments is subject to an income tax rate of 19.0 percent, which is specified in a separate tax return and sent at the end of the tax year.

Excise Tax

From May 2004 until March 2009, excise goods were divided into (a) harmonized goods, such as energy products, alcohol beverages (ethyl alcohol, intermediary products, fermented beverages, wine and beer) and tobacco products and (b) non-harmonized goods, such as electricity, cars, cosmetics and gambling machines.

New excise provisions came into effect on March 1, 2009.  Since then, products subject to excise include energy products, electricity, alcoholic beverages, manufactured tobacco and cars.  These provisions also resulted in various changes to excise rates, including an increase in the excise rates on ethyl alcohol, beer, wine, cigars and certain automobiles.  In 2011, higher excise duty rates on cigarettes, cigars and fine cut tobacco as well as changes in reliefs for biofuels were introduced.  Additionally, from January 2012 coal and coke for heating purposes, which were originally exempted from excise duty due to transitional periods granted by the EU, are subject to tax.  However, a number of exemptions for coal products are provided.

As of  December 31, 2011, the State revenue from excise duty according to preliminary data amounted to PLN 57,963.7 million.

Social Security System

Expenditure

A major component of State expenditure is social security payments.  Four social security and pension funds are administered by the State and are partially or wholly financed by contributions from employers and employees.  The revenues of these funds are not shown as revenues in the State budget.  Two of these funds do, however, receive significant transfers from the State budget and such transfers are shown as expenditures in the tables under “Public Finance”.  The Social Insurance Fund and the Pension and Disability Fund (for farmers) are the largest extra-budgetary funds and rely on State budget transfers to supplement their own off-budget revenues.

Direct Budgetary Social Expenditure

The growth of social expenditure paid directly from the State budget or paid as transfers from the State budget to extra-budgetary funds and their projected continued growth based on current legal entitlements and demographic trends, represent a significant threat to Poland’s ability to limit its State budget deficit in the medium term.

The refund in respect of the transfer of contributions to open pension funds (“OPFs“), amounted to, according to preliminary data, PLN 15.4 billion in 2011, compared to PLN 14.9 billion in 2006 (see “Pension System Reform” below).  The transfers are reflected in the budgetary expenditure in macroeconomic terms representing a long-term saving for the whole economy and reducing the negative impact of the budget deficit on national savings.  The transfers amounted to PLN 16.2 billion in 2007, PLN 19.9 billion in 2008, PLN 21.1 billion in 2009 and PLN 22.3 billion in 2010.

Pension System Reform

On January 1, 1999, Poland introduced a new multi-pillar pension system.  The first pillar is a pay-as-you-go, notional defined contribution system, where pensions are directly linked with contributions, which ensure that in the long-term pension expenditure will be fully financed by contributions.  Such formula is expected to contribute to improving public finances.  The second pillar is a privately managed, funded defined contribution system.  The third pillar comprises voluntary savings schemes, such as employee pension schemes and individual pension insurance policies.  Participation in the first two pillars is mandatory.  The first pillar received 12.22 percent and the second 7.30 percent of the total 19.52 percent pension contribution (in the form of an earmarked payroll tax).

The goal of the recent Polish pension reforms is to reduce the pressure on public finances (by introducing a defined contribution formula in the public “pay-as-you-go” system), support the development of domestic capital markets and diversify and increase future pensions (based on investments in equity markets).  Simultaneously, however, the introduction of the second pillar is a substantial burden for public finances in the short and medium term due to the fact that its pension funds are outside the public sector and transfers from the pension funds to the second pillar are recorded as expenditure according to ESA 95.

Because of continuing high costs relating to the pension system reform, from May 1, 2011, the government introduced the following changes to the pension system:

●
Transfers to private pension funds were initially reduced to 2.3 percent (from the then-existing 7.3 percent) and will be gradually increased to 3.5 percent in 2017.  The decrease in the contribution to OPFs will be offset by a corresponding increase in the contribution to State pension funds and, as a result, each employee’s total contribution will continue to be at 19.52 percent of the employee’s gross salary.

●
A part of the second pillar contribution was diverted to a new, separate, public, pay-as-you-go, notional defined contribution pillar.  This is very similar to the existing first pillar except for indexation (nominal GDP growth rather than wage bill growth) and bequest rules (allowed up to 36 months after retirement, similar to the existing second pillar).

●	The existing assets in the funded pension funds in Poland remain unaffected – only new contributions were altered.

●
Pension funds will have their equity investment limits gradually lifted to allow for similar in value purchases of equities despite lower contribution.  From pensioners’ perspective, a similar percentage of total pension contribution (combined first and second pillars) are still invested in equities.

●	Tax incentives for additional pension savings within existing pension funds were introduced.

At the end of 2011, there were 14 second pillar pension funds with more than 15.5 million members accounting for PLN 224.72 billion of net pension fund assets.  On December 31, 2011, Treasury securities and stocks listed on the WSE constituted the majority of total assets held by OPFs (accounting for 52.9 and 30.4 percent of total assets held by pension funds, respectively).  The investment strategy of pension funds is strictly regulated by law.

Healthcare System

Currently, management of the healthcare system is coordinated by a national health fund, into which employers are required to make a mandatory payment of 9.0 percent of each individual employee’s wages.  The budget expenditure on healthcare amounted to PLN 8.4 billion in 2011.

Extra Budgetary Funds

The following table sets out certain information regarding selected extra budgetary funds for the years indicated:

	2007	2008	2009	2010	2011*
	(PLN millions)
Social Insurance Fund
Revenues	129,721	137,330	141,014	167,481	162,036
Transfers from State budget	23,893	33,230	30,503	38,112	37,513
Transfers to Open Pension Funds	16,219	19,911	21,086	22,347	15,431
Expenditure	123,755	136,133	153,359	170,845	167,786
Pension Fund
Revenues	15,942	16,185	17,064	16,348	16,567
Transfers from State budget	14,681	14,868	15,705	14,936	15,120
Expenditure	15,460	16,794	17,046	16,575	16,499
Labor Fund
Revenues	8,386	9,110	10,326	10,963	10,487
Budget transfers	287	322	352	323	324
Expenditure	5,353	5,756	11,245	12,235	8,744
Health Fund
Revenues	44,020	52,810	56,938	57,586	60,723
Budget transfers to National Health Fund	3,717	5,236	5,672	5,238	5,338
Health premiums financed by State budget	2,542	3,684	3,782	3,298	3,355
Funds for execution of commissioned tasks	12	10	1	0
State budget subsidy for healthcare of specific type of beneficiaries	17	73	167	213	225
State budget subsidy for medical rescue units	1,146	1,469	1,722	1,726	1748
Transfers from National Health Fund to State budget	80	0	0	0
Expenditure	42,257	51,658	57,633	59,326	60,923
____________
Source:  Ministry of Finance

* Preliminary data.

PUBLIC DEBT

Overview

For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (State Treasury debt), by local governments and by entities within the public finance sector.  It does not include debt incurred by State-owned financial institutions, other State-owned enterprises or the NBP.

In addition, the State Treasury provides certain State guarantees and sureties to cover the liabilities of Polish entities.  As at December 31, 2011, the amount of such guarantees (including expected interest payments) was PLN 94.3 billion, of which PLN 34.6 billion related to guarantees of Polish entities indebted to foreign entities.

The following table sets out total public sector debt as at the dates indicated:

	As at December 31,				2011(1)
	2007	2008	2009	2010
	(PLN millions)
Public finance sector debt	527,442	597,764	669,876	747,899	815,323
Central government sector debt	500,214	566,883	623,592	692,360	748,813
of which
State Treasury debt	498,963	565,462	622,390	691,210	747,504
Local government sector debt	24,483	28,107	39,325	53,519	64,231
Social Security sector debt	2,745	2,775	6,960	2,019	2,279
____________
(1)	Preliminary data.
Source:  Ministry of Finance

State Treasury Debt

The Ministry of Finance classifies debt as internal or external according to two criteria: the place of issuance and residence of the targeted investors.  All instruments issued in the domestic market, regardless of the status of their holder (domestic or foreign), are classified as internal debt and all instruments are classified as external or internal according to the residence of the holder, regardless of the market in which the instruments are issued.  In “Total External Debt”, Poland’s gross external debt is classified on the basis of the residence of the creditor.  For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal and external debt will be referred to as domestic debt and international debt, respectively.

In nominal terms, Poland’s total State Treasury debt has grown from PLN 501.5 billion at the end of 2007 to PLN 772.4 billion at the end of February 2012.

Between 2003 and 2011, Poland repurchased the majority of its outstanding Brady Bonds, issued by the State Treasury in 1994 to Poland’s creditors in connection with its commercial debt restructuring.

The following table sets out categories of the State Treasury’s debt as at the dates indicated as aggregate amounts and as percentages of nominal GDP:

	As at December 31,					As at February 29,
	2007	2008	2009	2010	2011	2012
	(PLN millions except for percentages)
Domestic State Treasury Debt	380,392	420,020	462,734	507,011	524,689	534,850
as a percentage of GDP	32.3	32.9	34.4	35.8	34.4	-
International State Treasury Debt	121,139	149,926	168,773	194,840	246,438	237,585
as a percentage of GDP	10.3	11.8	12.6	13.8	16.2	-
Total State Treasury Debt	501,531	569,946	631,506	701,851	771,127	772,435
as a percentage of GDP	42.6	44.7	47.0	49.6	50.6	-
GDP	1,175,266	1,275,432	1,344,383	1,416,392	1,524,659	-
____________
Source:  Ministry of Finance

Debt Management

Under Polish law, the Minister of Finance supervises the level of public debt.  This supervision is two-fold: direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector which are autonomous in contracting liabilities).

Polish regulations primarily seek to restrict the growth of public debt by establishing limits on the public debt to GDP ratio.  The Polish Constitution prohibits the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, whereas the Public Finance Act sets thresholds at 50.0, 55.0 and 60.0 percent of GDP, violation of which is followed by certain requirements to prevent the constitutional limit from being breached.  As set forth in the draft budget adopted by the Council of Ministers in a given year, when the ratio in year x is between 50.0 and 55.0 percent, the state budget deficit to state budget revenue ratio for year x+2 cannot be higher than in the year x+1. As the ratio of public debt to GDP was 53.5 percent in 2011, the deficit to revenue ratio in the draft budget for 2013, due to be submitted to the Parliament by the end of September 2012, cannot be higher than 11.9 percent, which is the ratio adopted in the budget for 2012.

When the ratio in year x is between 55.0 and 60.0 percent, the following measures are implemented:

(a)
the difference between state budget revenues and expenditures in the draft budget adopted by the Council of Ministers in the year x must ensure the decrease in State Treasury debt to GDP ratio for the year x+2 from the ratio announced for the year x;

(b)
the budget deficit of local government units will be reduced by the use of cumulated budgetary surpluses from previous years and liquid funds in the budget resolution for the year x+2 can only derive from expenditures for ongoing tasks co-financed from EU funds or non-returnable financial aid provided by EFTA member countries;

(c)
in the draft budget adopted by the Council of Ministers for the year x+2: (1) no increase in salaries of public sector employees will be assumed, (2) revaluing of pensions must not exceed the CPI level in the budgetary year x+1, (3) a ban on granting new loans and credits from the State budget will be introduced, and (4) the expenditures of the Sejm, the Senate, the Presidential Chamber, the Constitutional Tribunal, the Supreme Chamber of Control (NIK), the Supreme Court, the Primary Administration Court, the common courts of law and provincial administration courts, the Spokesman of Citizen Rights, the Spokesman of Child Rights, the National Board of Radio and Television, the General Inspector for the Security of Personal Data, the Institute of National Remembrance – Commission for the Prosecution of Crimes against the Polish Nation, the National Electoral Office and the National Labor Inspection will not be higher than in the government administration;

(d)	the Council of Ministers will conduct a review of (1) State budget expenditures financed by foreign credits and (2) long-term programs;

(e)	the Council of Ministers will present a remedial program ensuring a decrease in the ratio of public debt to GDP;

(f)	the Council of Ministers will make a review of regulations in force to propose possible legal solutions which may influence state budget revenues, including VAT rates;

(g)	VAT rates for the subsequent three years following year x will be increased;

(h)
the State Fund for the Rehabilitation of Disabled Persons will receive earmarked subsidies from the state budget for co-financing of disabled worker salaries at the level of 30.0 percent of planned funds for that year; and

(i)
new liabilities will only be incurred by government administration if those investments are co-financed from EU funds or non-returnable financial aid provided by EFTA member countries at the maximum level, as set out in the rules or procedures for particular types of investments, which is not lower than 50.0 percent of the total costs of those investments.

These restrictions, however, would not apply to state road rebuilding or repairs required for road traffic hazard removal, anti-flood infrastructure investments, electronic toll service and compensations for properties taken over for public road investments.  Where public debt exceeds 60.0 percent in a given year and items (a), (c), (d), (f), (g) and (h) above are in force, budgets of local government units for year x+2 must be balanced, the granting of new sureties will be banned and guarantees by public finance sector entities will be introduced.  In addition, the Council of Ministers will present a remedial program to the Parliament aimed at reducing the ratio of public debt to GDP below 60.0 percent.

Since the accession to the EU, Poland has also been obliged to observe the Maastricht Criteria, including with regard to deficit (3.0 percent of GDP) and public debt (60.0 percent of GDP) limits.  Failure to meet the Maastricht Criteria could result in a delay to Poland’s ability to adopt the euro.  In May 2009, the European Commission announced that it had initiated an excessive deficit procedure for Poland, due to the fact that Poland’s budget deficit exceeded the 3.0 percent threshold established by the Maastricht Criteria.  Poland was previously under an excessive deficit procedure from 2004 until July 2008.  See “Public Finance”.

The objective of the debt management strategy as stated in the Public Finance Sector Debt Management Strategy in the years 2012-2015 (approved by the Council of Ministers in December 2011) is the minimization of long-term debt servicing costs subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, State budget liquidity risk, other risks (in particular credit and operational risk) and distribution of debt servicing costs over time.

Refinancing Risk

In an attempt to manage refinancing risk, an increase of the role of medium- and long-term instruments in financing the State budget borrowing requirements in the domestic market is aimed at meeting investor demand.  The debt management strategy aims for an even distribution of redemptions and interest payments of domestic and foreign debt in subsequent years.  Further, it is intended for the ATM of domestic debt to be at least 4.5 years by 2015.  It is assumed that the current level of foreign debt refinancing risk does not restrain cost minimization.

Exchange Rate Risk

In an attempt to manage exchange rate risk, the debt management strategy is designed to maintain the exchange rate risk measured by the share of foreign currency debt in State Treasury debt between 20.0 and 30.0 percent and an effective (after swaps) share of the euro of at least 70.0 percent, subject to possible temporary deviations from these targets due to high volatility of exchange rates or severe turmoil on the markets.  Derivatives may also be used in managing the exchange rate risk in order to target the currency structure of debt.

Interest Rate Risk

In an attempt to manage interest rate risk, the debt management strategy is designed to maintain the term of domestic debt between 2.5 and 4 years and to separate the management of the interest rate and refinancing risks by using floating rate bonds, inflation-linked bonds and derivatives.  In 2011, interest rate swap transactions had maturities of up to 12 months and amounted to PLN24 billion. It is assumed that the current level of foreign debt interest rate risk does not restrain cost minimization.

State Budget Liquidity Risk

In an attempt to manage State budget liquidity risk, the debt management strategy is designed to maintain an adequate level of liquid State budget funds while managing them efficiently and budgeting the supply of Treasury securities appropriately throughout the year, taking into account seasonal considerations as well as current and expected market conditions.  Use of foreign currencies and State Treasury financial assets in managing domestic currency liquidity needs is possible.  The debt management strategy contemplates use of liquid funds from selected public finance sector entities, including the State special purpose funds, to aid in managing the State budget liquidity.

In order to manage liquidity risk, foreign currency swap transactions may be used as liquidity management instruments, allowing for temporary use of foreign currencies in order to borrow złoty at lower interest rates. The total cost of acquiring funds in domestic currency via foreign currency swaps is significantly lower than the cost of alternative financing with the comparable maturity. The period covered by each derivative transaction is set to satisfy the borrowing requirements of the State budget and has not exceeded two months. In 2011, the notional amount of concluded foreign currency swap transactions was EUR0.4 billion (equivalent to PLN1.59 billion).

Credit Risk and Operational Risk

In an attempt to manage credit and operational risks, the debt management strategy includes entering into derivatives transactions with domestic and foreign entities of high creditworthiness.  Diversification of the various derivative instruments is an important component of this approach.

Distribution of Debt Servicing Costs Over Time

Two goals of the debt management strategy involve setting bond coupons at levels close to their yields over the sales period and the smooth distribution of annual debt servicing costs, in each case through the use of available instruments, especially switching auctions and derivatives.

The objective of the debt management strategy is pursued through two key strategies:

●	choosing instruments, market structure and issuance dates which minimize costs within the timeframe of debt instruments with the longest maturities and the most significant debt volume share; and

●
increasing the efficiency of the Treasury securities market, which entails aiming to have the spread between Treasury securities issued by Poland and EU countries with the highest credit ratings reflect only the difference in creditworthiness between the nations and not inefficiencies in the organization or infrastructure of the Treasury securities market.

The scope of implementing the cost minimization objective provides for flexibility in choosing the market, currency and instrument type in financing the borrowing requirements.  The domestic market will remain the main source of financing for the State budget borrowing requirements.  Foreign markets issuance should primarily:

●	ensure diversification of Poland’s investor base in major financial markets;

●	take into account the foreign currency borrowing requirements, including principal and interest payments on foreign debt;

●	maintain Poland’s position on the euro market and build the position on the U.S. dollar market as a complementary financing market;

●	access attractive financing in international financial institutions; and

●	stabilize the domestic market through:

●	ensuring the security of financing the State budget borrowing requirements in the case of temporary disturbances on the domestic market;

●	absorbing a part of foreign investors’ demand for Polish Treasury Securities rather than foreign investors’ use of the domestic market; and

●
allowing for the sale of currencies on the foreign exchange market and at the NBP as an instrument of foreign demand management of the State budget and utilizing funds raised on international markets to finance its borrowing requirements in the national currency.

Internal State Treasury Debt

Poland’s internal State Treasury debt has increased from PLN 380.4 billion (32.3 percent of GDP) at the end of 2007 to PLN 524.7 billion at the end of 2011 (34.4 percent of GDP) and to PLN 534.9 billion at the end of February 2012.

The internal public debt comprises three categories:

●
marketable Treasury securities with maturities of up to 30 years, including short-term Treasury bills, as well as fixed, floating rate and CPI linked securities, offered on the domestic primary market through auctions at market prices to Treasury securities dealers, and fixed and floating rate bonds sold through the national network of Customer Service Outlets (“CSOs”) to individuals at prices fixed by the issuer;

●	savings bonds, which are sold through the CSOs to individuals at nominal value, are not freely marketable and currently have maturities of up to ten years;

●	other debt (mainly free funds of public finance sector entities placed at the Ministry of Finance’s account as deposits).

At the end of February 2012, marketable Treasury securities constituted approximately 97.0 percent of domestic State Treasury debt.

The Ministry of Finance auctions Treasury bills at a discount from face value with maturities of up to 52 weeks.

External State Treasury Debt

At the end of February 2012, Poland had PLN 237.6 billion (U.S.$ 77.3 billion) of external State Treasury debt outstanding.  Approximately 78.9 percent of this debt is in the form of sovereign bonds issued abroad.  Other categories include loans from international financial institutions, Paris Club debt (which arose as a result of debt restructuring agreed with Poland’s creditors in 1991), Brady Bonds (issued as a result of commercial debt restructuring with the London Club in 1994) and matured payables.  See “Paris Club and London Club Agreements”.

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as at the dates indicated:

	As at December 31,					As at February 29,
	2007	2008	2009	2010	2011	2012
	(U.S.$ millions)
Medium and Long Term Loans
Paris Club	4,323	1,071	114	103	79	76
Multilateral	7,455	8,440	11,994	13,115	14,841	15,868
EIB	5,356	6,505	7,314	7,544	8,865	9,639
The World Bank	1,681	1,574	4,346	5,291	5,744	5,988
EBRD	3	-	-	-	-	-
CEB	415	361	334	280	232	241
Other loans	77	141	69	64	52	43
Total loans	11,855	9,652	12,177	13,283	14,972	15,988
Bonds
Foreign bonds	37,345	40,566	46,738	52,153	56,843	61,029
Brady Bonds	542	341	297	297	297	297
Total bonds	37,887	40,906	47,035	52,450	57,185	61,326
Short Term Debt	7	61	0	0	0	0
Total State Treasury External Debt	49,749	50,620	59,212	65,733	72,113	77,314
____________
Source:  Ministry of Finance

The following table presents the currency composition of the State Treasury’s external debt as at February 29, 2012:

	In millions of original currency	Equivalent in U.S.$ millions	%
EUR	38,899.2	52,361.4	67.7
U.S.$	13,982.6	13,982.6	18.1
Japanese yen	416,031.8	5,162.6	6.7
Swiss francs	5,200.0	5,807.1	7.5
Total		77,313.7	100.0
____________
Source:  Ministry of Finance

Projected State Treasury External Debt Service Requirements

The following table presents debt service projections for the State Treasury’s medium and long term external debt by type of creditor for the years indicated.  The data contained in the table does not assume any refinancing of existing debt.

	2012	2013	2014	2015	2016	2017	2018 and beyond
	(U.S.$ millions)
PRINCIPAL PAYMENTS	4,929	5,058	6,099	5,123	6,049	3,714	46,341
Loans	535	1,020	941	556	1,309	643	10,983
Paris Club	29	31	16
Multilateral	499	974	911	549	1,309	643	10,983
Other	7	14	14	7
Bonds	4,394	4,038	5,158	4,567	4,739	3,071	35,358
Brady Bonds							297
Foreign bonds	4,394	4,038	5,158	4,567	4,739	3,071	35,061
INTEREST PAYMENTS	2,032	2,963	2,718	2,483	2,292	2,087	10,334
Loans	433	450	413	387	353	315	1,579
Paris Club	2	1	0
Multilateral	430	448	412	387	353	315	1,579
Other	1	1	1	0
Bonds	1,599	2,513	2,305	2,096	1,939	1,772	8,756
Brady Bonds	13	13	13	15	15	15	104
Foreign bonds	1,586	2,500	2,292	2,081	1,925	1,757	8,652
TOTAL DEBT SERVICE	6,961	8,021	8,817	7,606	8,341	5,801	56,676
Loans	968	1,470	1,354	943	1,662	958	12,562
Paris Club	32	32	16	0	0	0	0
Multilateral	929	1,422	1,323	936	1,662	958	12,562
Other	8	15	15	7	0	0	0
Bonds	5,992	6,551	7,463	6,663	6,679	4,843	44,114
Brady Bonds	13	13	13	15	15	15	401
Foreign bonds	5,980	6,538	7,450	6,648	6,664	4,829	43,713
____________
Source:  Ministry of Finance

Default

Poland is not currently in default in relation to any of its external creditors.

Paris Club and London Club Agreements

In 1990, the total external debt of Poland was approximately U.S.$ 48.5 billion.  Most of this debt was incurred in the 1970s under central planning when foreign credits, both official and commercial, were used to finance Poland’s foreign trade deficit and as a means to postpone needed economic reforms.  During the period between 1981 and 1994, Poland was in default with respect to certain debts to 17 creditor countries, known as the Paris Club, and more than 500 commercial bank creditors, known as the London Club.  The interest in arrears varied from U.S.$ 25.0 million to U.S.$ 2.2 billion and the principal in arrears varied from U.S.$ 76.0 million to U.S.$ 4.1 billion.  In 1991, Poland signed the Paris Club Agreement, encompassing all of Poland’s medium- and long-term official credits granted by Paris Club members before January 1984, amounting to approximately U.S.$ 33.0 billion.  The agreement gave Poland a two-stage 50.0 percent debt reduction in net present value terms and U.S.$ 6.2 billion in total principal owed to Paris Club creditors was forgiven.  In February 2005, Poland entered into an agreement with the Paris Club creditors allowing the early repayment of EUR 12.3 billion (approximately U.S.$ 16.2 billion) of this debt, subject to a bilateral agreement with each respective creditor nation.  Ten countries accepted this offer (one only partially) and Poland repaid some EUR 4.45 billion in total.  The early repayment achieved the principal goals of increasing the average maturity of the State Treasury’s external debt, thus bringing down the risk of refinancing the liabilities and smoothing the repayment profile.  Repayment was financed through the issuance of sovereign bonds with an average maturity of 17 years.  The buyback also resulted in a decrease in the nominal level of debt, and some debt servicing cost savings, estimated at U.S.$ 100 million in 2005, U.S.$ 35 million in 2006 and further significant amounts in the following years.  As at February 29, 2012, the only remaining Paris Club debt was approximately U.S.$ 76 million and this debt is currently expected to be paid in full in 2014 in accordance with its payment schedule.

In March 1994, after more than four years of negotiations, Poland and its London Club creditors agreed to the terms of a comprehensive reduction and restructuring of its external commercial debt, including all associated interest.  This agreement reduced these liabilities by 49.2 percent in net present value terms, through forgiveness of interest, debt buy-backs and bond exchanges.  Between 1997 and 2008, the Ministry of Finance completed a number of transactions to redeem its Brady Bonds.  Between 2006 and 2009, the Ministry of Finance repurchased approximately U.S.$ 850.0 million in principal amount of Brady Bonds (U.S.$ 588.0 million in 2006, U.S.$ 63.0 million in 2007, U.S.$ 201.0 million in 2008 and U.S.$ 43.5 million in 2009).  As a result of these transactions, the principal amount of the remaining Brady Bonds was reduced from approximately U.S.$ 8.0 billion at the end of 1994 to approximately U.S.$ 0.3 billion as at February 29, 2012.

State Treasury’s Contingent Liabilities

The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury:

	2009	2010	2011
	(PLN thousands)
Domestic sureties and guarantees	18,306,617.4	25,129,039.7	34,615,948.8
Foreign guarantees	30,580,332.7	48,071,657.8	59,687,770.1
Total State Treasury’s contingent liabilities	48,886,950.1	73,200,697.5	94,303,718.9

Source: Ministry of Finance

The increase in contingent liabilities in recent years resulted mainly from the guaranteed debt of BGK incurred for financing the investments of the National Road Fund (“NRF”).  While at the end of 2009 guarantees of that type amounted to PLN 20,199 million of contingent liabilities, at the end of 2010 they amounted to PLN 39,868 million and at the end of 2011 the amount further increased to PLN 59,514 million.

Except from the above guarantees for debt incurred by BGK, there are also issued guarantees for pay-outs from NRF financing liabilities of concessionaires incurred for building motorways.  Those guarantees amounted to PLN 15,470 million of contingent liabilities at the end of 2010 and increased to PLN 17,253 million at the end of 2011, compared to only PLN 8,430 million at the end of 2009.

TOTAL EXTERNAL DEBT

The following table provides details of Poland’s gross external debt, by obligor, as at the dates indicated.  For this purpose, gross external debt refers to the amount, at any given time, of disbursed and outstanding contractual liabilities of Polish residents to repay the non-residents’ principal, with or without interest, or to pay interest, with or without principal, irrespective of the currency in which the liability is denominated.

External debt includes inter-company loans, current accounts and time deposits held by non-residents with Polish banks, debt securities held by non-resident portfolio investors, trade credits and other loans and credits (including financial leases), irrespective of currency.

Total external debt at the end of 2011 amounted to U.S.$ 321.9 billion.  Short-term debt on original maturity basis accounted for 22.4 percent of the total external debt and was completely covered by official reserve assets.  The main component of Polish external debt is the debt of the enterprise sector, comprising 42.1 percent of total external debt in 2011.  The share of the general government sector in total external debt amounted to 35.8 percent in 2011.

The following table shows Poland’s external debt by obligor as at the dates indicated.

	As at December 31,
	2007	2008	2009	2010	2011
	(U.S.$ millions)
Monetary authorities	8,279	2,409	5,375	6,894	5,040
Other investment	8,279	2,409	5,375	6,894	5,040
Loans	-	-	-	-	-
Currency and deposits	8,278	2,409	3,295	4,827	3,013
Other liabilities	1	-	2,080	2,067	2,027
Central and local government	78,471	66,963	86,847	109,641	115,168
Debt securities	65,390	55,922	72,716	93,419	97,091
Bonds and notes	65,384	55,712	71,572	92,251	96,587
Money-market instruments	6	210	1,144	1,168	504
Other investment	13,081	11,041	14,131	16,222	18,077
Loans	13,081	11,041	14,131	16,167	18,052
Other liabilities	-	-	-	55	25
Banks	40,161	60,043	61,837	69,080	66,037
Loans from direct investors (Intercompany loans)	1,102	1,423	1,842	39	23
Debt securities	1,706	1,291	1,164	1,571	1,483
Bonds and notes	1,569	1,191	1,150	1,551	1,482
Money-market instruments	137	100	14	20	1
Other investment	37,353	57,329	58,831	67,470	64,531
Loans	20,817	31,149	30,733	33,971	33,774
Currency and deposits	16,536	26,180	28,052	31,517	29,328
Other liabilities	-	-	46	1,982	1,429
Other sectors	106,432	115,336	126,128	129,726	135,665
Loans from direct investors (Mainly intercompany loans)	46,958	48,628	54,049	70,221	73,666
Trade credits	13,332	12,552	13,001	15,479	15,180
Loans	33,626	36,076	41,048	54,742	58,486
Debt securities	4,842	4,595	5,432	1,222	1,433
Bonds and notes	4,464	4,209	5,318	1,219	1,344
Money-market instruments	378	386	114	3	89
Other investment	54,632	62,113	66,647	58,283	60,566
Trade credits	16,629	16,285	16,641	15,092	15,879
Loans	36,219	43,502	47,266	42,343	43,478
Other liabilities	1,784	2,326	2,740	848	1,209
TOTAL EXTERNAL DEBT	233,343	244,751	280,187	315,341	321,910
Of which:
- long-term	172,474	178,832	210,176	238,809	249,782
- short-term	60,869	65,919	70,011	76,532	72,128

Source: NBP

DESCRIPTION OF THE SECURITIES

The debt securities (“Securities”), will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.

The following is a summary of certain terms of the Securities.  The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities.  The prospectus supplement may also add, update or change information combined in this prospectus.  If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement.  The particular terms of any Securities described in the prospectus supplement may include:

●	the principal amount of the Securities;

●	the price of the Securities;

●	the stated maturity date on which the State Treasury must repay the Securities;

●	the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

●	the dates when any interest payments will be made;

●	whether and in what circumstances the State Treasury may redeem the Securities before maturity;

●	the currency in which the State Treasury may pay the Securities and any interest; and

●	any other terms of the Securities.

Status of the Securities and Negative Pledge

The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto.  The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.

So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and ratably.

Notwithstanding the above, Poland may create or permit the creation of:

(a)
any Security Interest which secures Poland’s U.S.$ 178.52 million Collateralized Par Bonds due 2024 and U.S.$ 118.49 million Collateralized RSTA Bonds due 2024 each issued (in part) on October 27, 1994 and which is either existing on the date hereof in relation to, or contemplated by the terms of, such bonds; or

(b)
any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(c)	any Security Interest existing on property at the time of its acquisition; or

(d)	any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(e)
any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(f)	the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:

“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.

“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.

“Public External Indebtedness” means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.

“Security Interest” means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.

Payment of Additional Amounts

All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland.  In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts (“Additional Amounts”) as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to Additional Amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding.  You will not be paid any Additional Amounts, however, if the tax is:

●
a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

●	imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

●	an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

●	a tax, assessment or other governmental charge which is payable other than by withholding;

●
a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

●	required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;

●
a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income (Directive 2003/48/EC), or any law implementing or complying with, or introduced in order to conform to, such directive; or

●	imposed as a result of any combination of the items listed above.

Furthermore, no Additional Amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such Additional Amounts if they held the Security themselves.

In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.

Any reference herein to principal or interest on the Securities includes any Additional Amounts which may be payable on those Securities.

General

Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury.  The holders of those Securities may thereafter look only to the State Treasury for any payment.  Securities will become void unless holders present them payment within five years after their maturity date.

The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent.  The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee.  The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default; Acceleration of Maturity

If one or more of the following events shall have occurred and be continuing:

●	the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

●	the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Securityholder to the State Treasury at the specified office of the fiscal agent;

the fiscal agent shall, upon receipt of written requests to the State Treasury at the specified office of the fiscal agent from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality.  Upon such declaration by the fiscal agent, the fiscal agent shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement.

After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the “Required Percentage”, by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.

Meeting of Holders of Debt Securities; Modification

The Fiscal Agency Agreement contains provisions for convening meetings of Securityholders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series.  Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution.  Such a meeting may be convened by the State Treasury and shall be convened by the fiscal agent upon the request in writing of Securityholders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.

As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as a supermajority of the Securityholders (namely, one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series) agrees to the change.

The quorum at any meeting of Securityholders convened to vote on an Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of Securityholders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided, however, that any proposals relating to a Reserved Matter may only be approved by an Extraordinary Resolution passed at a meeting of Securityholders at which one or more persons holding or representing at least 75 percent of the aggregate principal amount of the outstanding Securities in that series are present.  For these purposes, the holder of a Global Security shall be treated as two persons.  Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Securityholders, whether present or not.

A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Securityholders.

For these purposes:

“Extraordinary Resolution” means:

●	in relation to any Reserved Matter:

●
a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

●	a resolution in writing signed by or on behalf of Securityholders of not less than 75 percent of the aggregate principal amount of all outstanding Securities in the given series; and

●	in relation to any other matter:

●
a resolution passed at a meeting of Securityholders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of not less than 66⅔ percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

●	a resolution in writing signed by or on behalf of Securityholders of not less than 66⅔ percent of the aggregate principal amount of all outstanding Securities in the given series.

“Reserved Matter” means any proposal to:

●	change the due date for the payment of the principal of, or any installment or interest on, the Securities;

●	reduce the principal amount of the Securities;

●	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

●	reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

●
modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:

(a)	the provisions of the other obligations or securities of the State Treasury or any other person resulting from the relevant exchange or substitution; or

(b)
if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest aggregate principal amount;

●	change the currency in which any amount in respect of the Securities is payable;

●
shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the Securities if, prior to such action, the State Treasury is not permitted to do so;

●	change the definition of “outstanding” with respect to the Securities;

●	change the governing law of the Securities;

●
change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury’s obligation under the Fiscal Agency Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury’s waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency Agreement;

●	reduce the proportion of the principal amount of the Securities that is required to constitute a quorum or for any request, demand, authorization, direction, notice, consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

●	change the obligation of the State Treasury to pay Additional Amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:

●	adding to the covenants of the State Treasury;

●	surrendering any right or power conferred upon the State Treasury;

●	securing the Securities of that series;

●	curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or

●
amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes.  These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.

Purchase of Securities by the State Treasury

The State Treasury may at any time purchase any Securities through the market or by tender at any price.  If purchases are made by tender, tenders must be available to all holders of Securities of the same series.  Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.

Form and Settlement

If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities (each a “Global Security”), which will be deposited with, or on behalf of, The Depository Trust Company, New York (“DTC”), and/or one or more other depositaries named in the prospectus supplement, such as Euroclear Bank S.A./N.V. (“Euroclear”), or Clearstream Banking, sociéte anonyme (“Clearstream”).  Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.

DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates.  DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC.  Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.  The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.

Upon the issuance of the Global Securities, the State Treasury expects that the depositary or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depositary or nominee, known as the participants.  Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants.  Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants).  The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form.  Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity.  As soon as possible thereafter, the fiscal agent will make such payments to the depositary or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depositary.  The State Treasury expects that the depositary or nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records.  The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants.  Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.

So long as a depositary or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security.  Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:

●	will not be entitled to have the Securities represented by such Global Security registered in their names;

●	will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and

●	will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities.  Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depositary or its nominee, as the holder of the Global Security, would be entitled to take, the depositary would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.

Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:

●	by the related depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or any other nominee of such depositary; or

●	by such depositary or any such nominee to another depositary for such Securities or its nominee or to a successor of the depositary or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:

●
the depositary, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depositary ceases to be a clearing agency registered under applicable law and a replacement depositary is not appointed within 90 days;

●	the State Treasury decides not to have all of the related Securities represented by such Global Security;

●	an Event of Default has occurred and is continuing; or

●	such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depositary shall direct.  Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities.  Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

Prescription

The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a ten-year limitation period on claims for principal and a three-year limitation period on claims for interest.

Judgment Currency

The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as at which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof.  This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.

Governing Law; Consent to Service; Sovereign Immunity

The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland.  The State Treasury will appoint the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security.  Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland, except for its sovereign immunity in connection with any actions arising out of or based on U.S. federal or state securities laws as further described below.  Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities.  However, the United States Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”), may provide an effective means of service and preclude granting sovereign immunity in such actions.

The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities.  Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment.  Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any State securities laws.  In the absence of a waiver of immunity by Poland with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.

ENFORCEABILITY OF JUDGMENTS

Poland is a foreign sovereign State.  Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Poland.  The State Treasury will irrevocably submit to the jurisdiction of the federal and state courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.

Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws.  In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action.  The State Treasury has been advised by White & Case, W. Daniłowicz, W. Jurcewicz i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure.

Foreign court judgments are recognizable under Article 1145 of the Polish Code of Civil Procedure (Kodeks postępowania cywilnego) and are enforceable in Poland under Article 1150 of the Polish Code of Civil Procedure unless they fail to satisfy the requirements listed in Article 1146 of the Polish Code of Civil Procedure or they are not enforceable in the country of their origin, with the exception of foreign court judgments that were issued in the countries with which Poland is bound by a relevant international treaty (bilateral or multilateral) and such treaty waives the application of the relevant provisions of the Polish Code of Civil Procedure.

Pursuant to Article 1145 of the Polish Code of Civil Procedure, judgments of foreign courts issued in civil cases are automatically recognized in Poland by operation of law unless there exists an exception as set forth in Article 1146 of the Code of Civil Procedure.

Pursuant to Article 1146, Section 1 of the Polish Code of Civil Procedure, a judgment issued by a foreign court will not be recognized, if:

(i)	it is not legally valid in the state where it was issued;

(ii)	it was issued in a case being under the exclusive jurisdiction of Polish courts;

(iii)	the defendant, who was not in dispute as to the essence of the case, has not received, duly and at a time making it possible to undertake defense, the letter starting the proceedings;

(iv)	a party was deprived of the possibility to defend itself in the course of proceedings;

(v)	a case for the same claim between the same parties was pending in Poland earlier than before the foreign court;

(vi)
it is contrary to an earlier legally valid judgment of a Polish court or an earlier legally valid judgment of a foreign court complying with the conditions of its recognition in Poland issued in a case for the same claim between the same parties; or

(vii)	recognition would be contrary to the basic principles of legal order in Poland.

Reciprocity in the recognition of judgments between Poland and the foreign court’s country is no longer necessary.

Recognition does not automatically bring about enforcement.  In order for a foreign judgment to be declared enforceable in Poland, it has to be enforceable in the country of its origin and should not fall under the conditions for the refusal of recognition set out in Article 1146 of the Polish Code of Civil Procedure.

Subject to the above, if all the relevant conditions are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland.  In addition, Polish law contains specific rules regarding the recognition and execution of judgments against assets of Poland.

In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws.

The State Treasury has appointed an authorized agent in New York City upon which service of process can be made.  As a result of the State Treasury’s appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs).  Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above.  To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law.  Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okręgowy) and such court is responsible for service upon the defendant.

TAXATION

Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

PLAN OF DISTRIBUTION

This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.

The State Treasury may sell Securities to or through underwriters.  The State Treasury may also sell Securities directly to other purchasers or through agents.  These firms may also act as agents.  Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.

The Securities may be distributed from time to time in one or more transactions:

●	at a fixed price or prices which the State Treasury may change;

●	at market prices prevailing at the time of sale;

●	at prices related to prevailing market prices; or

●	at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters.  Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions.  Underwriters may sell securities to or through dealers.  The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.  Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions.  The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.

The Securities may be a new issue of Securities with no established trading market.  Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities.  However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice.  The State Treasury cannot assure you that there will be a liquid trading market for the Securities.

The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities.  These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act.

The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date.  The State Treasury will describe these arrangements in the prospectus supplement.  The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions.  The State Treasury must approve the institutions in all cases.  The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject.  The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

VALIDITY OF THE SECURITIES

Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swiętokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by White & Case LLP, 5 Old Broad Street, London EC2N 1DW, England, United States counsel for the State Treasury, and, as to Polish law, by White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy - Kancelaria Prawna Spółka Komandytowa, Królewska Center, ul. Marszałkowska 142, 00-061 Warsaw, Poland, Polish counsel for the State Treasury.  Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement.  All statements in this prospectus or any prospectus supplement hereto, with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance, Republic of Poland and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent of the State Treasury in the United States is the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included herein which is identified as being derived from a publication of or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland.  All other information herein and in the Registration Statement of which this prospectus is a part, other than included under the caption “Plan of Distribution” herein, is included as a public official statement made on the authority of Jan Vincent-Rostowski, Minister of Finance of the Ministry of Finance.

FURTHER INFORMATION

The information set forth herein relating to Poland has been reviewed by Jan Vincent-Rostowski, Minister of Finance of the Ministry of Finance, and is included herein on his authority.

The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland.  The information for which the Central Statistical Office is cited as the source was provided by the Central Statistical Office of Poland and the information for which the Polish Agency for Foreign Investment is cited as the source was provided by the Polish Agency for Foreign Investment of Poland.

A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information.  The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

INDEX TO TABLES AND SUPPLEMENTARY INFORMATION

Page
State Treasury Internal Debt as at December 31, 2011

Marketable Treasury bonds with a maturity at issuance of more than a year	T-2

Retail Treasury bonds with a maturity at issuance of more than a year	T-3

State Treasury External Debt as at December 31, 2011 with a maturity at issuance of more than a year	T-6

State Guarantees and Sureties as at December 31, 2011 with a maturity at issuance of more than a year	T-8

State Treasury Internal Debt

Marketable Treasury bonds with a maturity at issuance of more than one year

As at December 31, 2011
Series Short Name	Issuance Date	Maturity Date	ISIN Code	Principal Amount (PLN)		Interest Rate (%)
				Issued	Outstanding

WZ0115	02/18/2011	01/25/2015	PL0000106480	19,255,452,000	19,255,452,000	Floating - calculated on the basis of WIBOR6M rate
WZ0118	02/16/2007	01/25/2018	PL0000104717	27,271,643,000	27,271,643,000	Floating - calculated on the basis of WIBOR6M rate
WZ0121	03/19/2010	01/25/2021	PL0000106068	16,056,967,000	16,056,967,000	Floating - calculated on the basis of WIBOR6M rate
Total				62,584,062,000	62,584,062,000
PP1013	03/17/2004	10/24/2013	PL0000103370	750,000,000	750,000,000	Floating - calculated on the basis of WIBOR6M rate capped at 7.00% p.a.

OK0112	06/05/2009	01/25/2012	PL0000105730	24,406,236,000	12,531,766,000	0.00
OK0712	11/13/2009	07/25/2012	PL0000105912	26,508,920,000	24,777,634,000	0.00
OK1012	04/09/2010	10/25/2012	PL0000106100	26,749,000,000	26,749,000,000	0.00
OK0113	10/08/2010	01/25/2013	PL0000106324	23,096,000,000	23,096,000,000	0.00
OK0713	04/15/2011	07/25/2013	PL0000106563	13,392,618,000	13,392,618,000	0.00
OK0114	08/12/2011	01/25/2014	PL0000106712	8,238,433,000	8,238,433,000	0.00
Total				122,391,207,000	108,785,451,000
PS0412	01/19/2007	04/25/2012	PL0000104659	27,469,388,000	24,206,212,000	4.75
PS0413	11/23/2007	04/25/2013	PL0000105037	21,860,011,000	21,860,011,000	5.25
PS0414	10/03/2008	04/25/2014	PL0000105433	29,570,737,000	29,570,737,000	5.75
PS0415	12/04/2009	04/25/2015	PL0000105953	29,324,002,000	29,324,002,000	5.50
PS0416	10/15/2010	04/25/2016	PL0000106340	23,768,304,000	23,768,304,000	5.00
PS1016	10/25/2011	10/25/2016	PL0000106795	6,832,586,000	6,832,586,000	4.75
Total				138,825,028,000	135,561,852,000
DS1013	10/24/2002	10/24/2013	PL0000102836	23,369,738,000	23,369,738,000	5.00
DS1015	10/24/2004	10/24/2015	PL0000103602	27,133,636,000	27,133,636,000	6.25
DS1017	10/25/2006	10/25/2017	PL0000104543	26,402,931,000	26,402,931,000	5.25
DS1019	10/25/2008	10/25/2019	PL0000105441	25,921,531,000	25,921,531,000	5.50
DS1020	04/16/2010	10/25/2020	PL0000106126	23,370,142,000	23,370,142,000	5.25
DS1021	07/25/2011	10/25/2021	PL0000106670	6,952,762,000	6,952,762,000	5.75
Total				133,150,740,000	133,150,740,000
WS0922	04/22/2002	09/23/2022	PL0000102646	25,297,743,000	25,297,743,000	5.75
WS0429	09/12/2008	04/25/2029	PL0000105391	6,730,246,000	6,730,246,000	5.75
WS0437	06/15/2007	04/25/2037	PL0000104857	1,387,200,000	1,387,200,000	5.00
Total				33,415,189,000	33,415,189,000
IZ0816 (1)	08/24/2004	08/24/2016	PL0000103529	12,290,679,000	11,470,679,000	3.00
IZ0823 (1)	08/25/2008	08/25/2023	PL0000105359	5,933,477,000	5,933,477,000	2.75
Total				18,224,156,000	17,404,156,000
____________
(1)	Issued and outstanding amounts in case of IZ series are presented at initial face value.
Source: Ministry of Finance

State Treasury Internal Debt

Retail Treasury bonds with a maturity at issuance of more than one year

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
			(PLN millions)
TZ0212	01/02/2009	01/02/2012	500.0	65.2	Floating (6M WIBOR*0.93)
TZ0512	02/05/2009	02/05/2012	500.0	34.5	Floating (6M WIBOR*0.99)
TZ0812	01/08/2009	01/08/2012	500.0	34.6	Floating (6M WIBOR*0.95)
TZ1112	02/11/2009	02/11/2012	500.0	34.2	Floating (6M WIBOR*0.95)
TZ0213	01/02/2010	01/02/2013	500.0	26.7	Floating (6M WIBOR*0.95)
TZ0513	02/05/2010	02/05/2013	500.0	23.6	Floating (6M WIBOR*0.95)
TZ0813	01/08/2010	01/08/2013	500.0	38.9	Floating (6M WIBOR*0.95)
TZ1113	02/11/2010	02/11/2013	500.0	45.0	Floating (6M WIBOR*0.95)
TZ0214	01/02/2011	01/02/2014	500.0	58.1	Floating (6M WIBOR*0.95)
TZ0514	02/05/2011	02/05/2014	500.0	57.5	Floating (6M WIBOR*0.95)
TZ0814	01/08/2011	01/08/2014	500.0	97.4	Floating (6M WIBOR*0.95)
TZ1114	02/11/2011	02/11/2014	500.0	74.6	Floating (6M WIBOR*0.95)
Total			6,000.0	590.2
COI0112	01/01/2008	4 years from date of purchase	100.0	82.8	Floating (CPI+ 2.65%)* (CPI+ 2.50%)**
COI0212	01/02/2008	4 years from date of purchase	200.0	29.7	Floating (CPI+ 2.00%)* (CPI+ 2.50%)**
COI0312	01/03/2008	4 years from date of purchase	200.0	28.7	Floating (CPI+ 1.95%)* (CPI+ 2.50%)**
COI0412	01/04/2008	4 years from date of purchase	200.0	61.5	Floating (CPI+ 2.30%)* (CPI+ 2.50%)**
COI0512	01/05/2008	4 years from date of purchase	200.0	27.5	Floating (CPI+ 2.40%)* (CPI+ 2.50%)**
COI0612	01/06/2008	4 years from date of purchase	200.0	33.5	Floating (CPI+ 2.75%)* (CPI+ 2.50%)**
COI0712	01/07/2008	4 years from date of purchase	200.0	75.7	Floating (CPI+ 2.60%)* (CPI+ 2.50%)**
COI0812	01/08/2008	4 years from date of purchase	200.0	66.6	Floating (CPI+ 2.40%)* (CPI+ 2.50%)**
COI0912	01/09/2008	4 years from date of purchase	200.0	61.4	Floating (CPI+ 2.20%)* (CPI+ 2.50%)**
COI1012	01/10/2008	4 years from date of purchase	200.0	99.4	Floating (CPI+ 1.50%)* (CPI+ 2.50%)**
COI1112	01/11/2008	4 years from date of purchase	500.0	55.6	Floating (CPI+ 2.50%)* (CPI+ 2.50%)**

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)
COI1212	01/12/2008	4 years from date of purchase	500.0	46.8	Floating (CPI+ 2.80%)* (CPI+ 2.50%)**
COI0113	01/01/2009	4 years from date of purchase	500.0	21.6	Floating (CPI+ 2.80%)* (CPI+ 2.50%)**
COI0213	01/02/2009	4 years from date of purchase	500.0	22.0	Floating (CPI+ 2.70%)* (CPI+ 2.50%)**
COI0313	01/03/2009	4 years from date of purchase	500.0	60.8	Floating (CPI+ 3.40%)* (CPI+ 2.50%)**
COI0413	01/04/2009	4 years from date of purchase	500.0	41.3	Floating (CPI+ 3.20%)* (CPI+ 2.50%)**
COI0513	01/05/2009	4 years from date of purchase	500.0	45.1	Floating (CPI+ 2.90%)* (CPI+ 2.50%)**
COI0613	01/06/2009	4 years from date of purchase	500.0	54.8	Floating (CPI+ 2.50%)* (CPI+ 2.50%)**
COI0713	01/07/2009	4 years from date of purchase	500.0	37.2	Floating (CPI+ 2.40%)* (CPI+ 2.50%)**
COI0813	01/08/2009	4 years from date of purchase	500.0	22.8	Floating (CPI+ 2.25%)* (CPI+ 2.50%)**
COI0913	01/09/2009	4 years from date of purchase	500.0	38.9	Floating (CPI+ 2.15%)* (CPI+ 2.50%)**
COI1013	01/10/2009	4 years from date of purchase	500.0	32.9	Floating (CPI+ 2.05%)* (CPI+ 2.50%)**
COI1113	01/11/2009	4 years from date of purchase	500.0	31.2	Floating (CPI+ 2.35%)* (CPI+ 2.50%)**
COI1213	01/12/2009	4 years from date of purchase	500.0	42.4	Floating (CPI+ 2.65%)* (CPI+ 2.50%)**
COI0114	01/01/2010	4 years from date of purchase	500.0	31.0	Floating (CPI+ 2.45%)* (CPI+ 2.50%)**
COI0214	01/02/2010	4 years from date of purchase	500.0	42.4	Floating (CPI+ 2.25%)* (CPI+ 2.50%)**
COI0314	01/03/2010	4 years from date of purchase	500.0	39.5	Floating (CPI+ 2.15%)* (CPI+ 2.50%)**
COI0414	01/04/2010	4 years from date of purchase	500.0	15.1	Floating (CPI+ 1.85%)* (CPI+ 2.50%)**
COI0514	01/05/2010	4 years from date of purchase	500.0	15.1	Floating (CPI+ 1.90%)* (CPI+ 2.50%)**

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)
COI0614	01/06/2010	4 years from date of purchase	500.0	15.0	Floating (CPI+ 2.10%)* (CPI+ 2.50%)**
COI0714	01/07/2010	4 years from date of purchase	500.0	13.3	Floating (CPI+ 2.30%)* (CPI+ 2.50%)**
COI0814	01/08/2010	4 years from date of purchase	500.0	24.1	Floating (CPI+ 2.20%)* (CPI+ 2.50%)**
COI0914	01/09/2010	4 years from date of purchase	500.0	15.6	Floating (CPI+ 2.50%)* (CPI+ 2.50%)**
COI1014	01/10/2010	4 years from date of purchase	500.0	15.1	Floating (CPI+ 2.50%)* (CPI+ 2.50%)**
COI1114	01/11/2010	4 years from date of purchase	500.0	28.9	Floating (CPI+ 2.00%)* (CPI+ 2.50%)**
COI1214	01/12/2010	4 years from date of purchase	500.0	20.2	Floating (CPI+ 1.70%)* (CPI+ 2.50%)**
COI0115	01/01/2011	4 years from date of purchase	500.0	10.4	Floating (CPI+ 1.80%)* (CPI+ 2.50%)**
COI0215	01/02/2011	4 years from date of purchase	500.0	34.6	Floating (CPI+ 1.90%)* (CPI+ 2.50%)**
COI0315	01/03/2011	4 years from date of purchase	500.0	29.8	Floating (CPI+ 1.20%)* (CPI+ 2.50%)**
COI0415	01/04/2011	4 years from date of purchase	500.0	26.3	Floating (CPI+ 1.40%)* (CPI+ 2.50%)**
COI0515	01/05/2011	4 years from date of purchase	500.0	42.7	Floating (CPI+ 0.70%)* (CPI+ 2.50%)**
COI0615	01/06/2011	4 years from date of purchase	500.0	25.0	Floating (CPI+ 0.50%)* (CPI+ 2.50%)**
COI0715	01/07/2011	4 years from date of purchase	500.0	31.1	Floating (CPI+ 0.00%)* (CPI+ 2.50%)**
COI0815	01/08/2011	4 years from date of purchase	500.0	54.2	Floating (CPI+ 0.80%)* (CPI+ 2.50%)**
COI0915	01/09/2011	4 years from date of purchase	500.0	52.8	Floating (CPI+ 0.90%)* (CPI+ 2.50%)**
COI1015	01/10/2011	4 years from date of purchase	500.0	26.9	Floating (CPI+ 0.70%)* (CPI+ 2.50%)**
COI1115	01/11/2011	4 years from date of purchase	500.0	28.9	Floating (CPI+ 1.10%)

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)
(CPI+ 2.50%)**
COI1215	01/12/2011	4 years from date of purchase	500.0	40.2	Floating (CPI+ 0.70%)* (CPI+ 2.50%)**
Total			20,900.0	1,798.4
EDO1014	01/10/2004	10 years from date of purchase	100.0	5.0	Floating (CPI+ 2.50%)* (CPI+ 3.50%)**
EDO1114	01/11/2004	10 years from date of purchase	100.0	9.3	Floating (CPI+ 2.70%)* (CPI+ 3.50%)**
EDO1214	01/12/2004	10 years from date of purchase	100.0	27.0	Floating (CPI+ 2.60%)* (CPI+ 3.50%)**
EDO0115	03/01/2005	10 years from date of purchase	100.0	9.7	Floating (CPI+ 2.50%)* (CPI+ 3.00%)**
EDO0215	01/02/2005	10 years from date of purchase	100.0	11.6	Floating (CPI+ 2.60%)* (CPI+ 3.00%)**
EDO0315	01/03/2005	10 years from date of purchase	100.0	4.5	Floating (CPI+ 2.00%)* (CPI+ 3.00%)**
EDO0415	01/04/2005	10 years from date of purchase	100.0	6.0	Floating (CPI+ 2.40%)* (CPI+ 3.00%)**

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)
EDO0515	02/05/2005	10 years from date of purchase	100.0	4.6	Floating (CPI+ 2.60%)* (CPI+ 3.00%)**
EDO0615	01/06/2005	10 years from date of purchase	100.0	3.6	Floating (CPI+ 2.50%)* (CPI+ 3.00%)**
EDO0715	01/07/2005	10 years from date of purchase	100.0	1.5	Floating (CPI+ 2.50%)* (CPI+ 2.50%)**
EDO0815	01/08/2005	10 years from date of purchase	100.0	1.3	Floating (CPI+ 3.35%)* (CPI+ 2.50%)**
EDO0915	01/09/2005	10 years from date of purchase	100.0	2.6	Floating (CPI+ 3.70%)* (CPI+ 2.50%)**
EDO1015	01/10/2005	10 years from date of purchase	100.0	1.1	Floating (CPI+ 2.90%)* (CPI+ 2.25%)**
EDO1115	02/11/2005	10 years from date of purchase	100.0	2.5	Floating (CPI+ 2.70%)* (CPI+ 2.25%)**
EDO1215	01/12/2005	10 years from date of purchase	100.0	4.6	Floating (CPI+ 3.40%)* (CPI+ 2.25%)**
EDO0116	01/01/2006	10 years from date of purchase	100.0	5.9	Floating (CPI+ 4.00%)* (CPI+ 2.25%)**
EDO0216	01/02/2006	10 years from date of purchase	100.0	4.4	Floating (CPI+ 4.05%)* (CPI+ 2.25%)**
EDO0316	01/03/2006	10 years from date of purchase	100.0	2.1	Floating (CPI+ 3.80%)* (CPI+ 2.00%)**
EDO0416	01/04/2006	10 years from date of purchase	100.0	1.3	Floating (CPI+ 4.05%)* (CPI+ 2.00%)**
EDO0516	01/05/2006	10 years from date of purchase	100.0	1.2	Floating (CPI+ 4.35%)* (CPI+ 2.00%)**
EDO0616	01/06/2006	10 years from date of purchase	100.0	1.2	Floating (CPI+ 4.55%)* (CPI+ 2.00%)**
EDO0716	01/07/2006	10 years from date of purchase	100.0	3.8	Floating (CPI+ 4.60%)* (CPI+ 2.50%)**
EDO0816	01/08/2006	10 years from date of purchase	100.0	5.0	Floating (CPI+ 4.70%)* (CPI+ 2.50%)**
EDO0916	01/09/2006	10 years from date of purchase	100.0	2.8	Floating (CPI+ 4.40%)* (CPI+ 2.50%)**
EDO1016	01/10/2006	10 years from date of purchase	100.0	2.3	Floating (CPI+ 3.90%)*

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)
(CPI+ 2.50%)**
EDO1116	01/11/2006	10 years from date of purchase	100.0	6.0	Floating (CPI+ 3.90%)* (CPI+ 2.50%)**
EDO1216	01/12/2006	10 years from date of purchase	100.0	8.3	Floating (CPI+ 4.30%)* (CPI+ 2.50%)**
EDO0117	01/01/2007	10 years from date of purchase	100.0	13.6	Floating (CPI+ 4.10%)* (CPI+ 2.50%)**
EDO0217	01/02/2007	10 years from date of purchase	100.0	11.4	Floating (CPI+ 4.35%)* (CPI+ 2.25%)**
EDO0317	01/03/2007	10 years from date of purchase	100.0	5.9	Floating (CPI+ 4.05%)* (CPI+ 2.25%)**
EDO0417	01/04/2007	10 years from date of purchase	100.0	4.1	Floating (CPI+ 3.85%)* (CPI+ 2.25%)**
EDO0517	01/05/2007	10 years from date of purchase	100.0	13.2	Floating (CPI+ 3.25%)* (CPI+ 2.50%)**
EDO0617	01/06/2007	10 years from date of purchase	100.0	5.6	Floating (CPI+ 3.45%)* (CPI+ 2.50%)**
EDO0717	01/07/2007	10 years from date of purchase	100.0	10.2	Floating (CPI+ 3.70%)* (CPI+ 2.75%)**
EDO0817	01/08/2007	10 years from date of purchase	100.0	15.4	Floating (CPI+ 3.40%)* (CPI+ 2.75%)**
EDO0917	01/09/2007	10 years from date of purchase	100.0	30.9	Floating (CPI+ 4.20%)* (CPI+ 2.75%)**
EDO1017	01/10/2007	10 years from date of purchase	100.0	23.5	Floating (CPI+ 5.00%)* (CPI+ 2.75%)**
EDO1117	01/11/2007	10 years from date of purchase	100.0	35.0	Floating (CPI+ 4.20%)* (CPI+ 2.75%)**
EDO1217	01/12/2007	10 years from date of purchase	200.0	82.8	Floating (CPI+ 3.75%)* (CPI+ 2.75%)**
EDO0118	01/01/2008	10 years from date of purchase	200.0	77.4	Floating (CPI+ 3.15%)* (CPI+ 2.75%)**
EDO0218	01/02/2008	10 years from date of purchase	200.0	27.9	Floating (CPI+ 2.50%)* (CPI+ 2.75%)**
EDO0318	01/03/2008	10 years from date of purchase	200.0	44.7	Floating (CPI+ 2.45%)* (CPI+ 2.75%)**
EDO0418	01/04/2008	10 years from date of purchase	200.0	27.2	Floating (CPI+ 2.55%)* (CPI+ 2.75%)**

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)
EDO0518	01/05/2008	10 years from date of purchase	200.0	24.5	Floating (CPI+ 2.65%)* (CPI+ 2.75%)**
EDO0618	01/06/2008	10 years from date of purchase	200.0	16.7	Floating (CPI+ 3.00%)* (CPI+ 2.75%)**
EDO0718	01/07/2008	10 years from date of purchase	200.0	43.8	Floating (CPI+ 2.85%)* (CPI+ 2.75%)**
EDO0818	01/08/2008	10 years from date of purchase	200.0	62.8	Floating (CPI+ 2.65%)* (CPI+ 2.75%)**
EDO0918	01/09/2008	10 years from date of purchase	200.0	42.6	Floating (CPI+ 2.45%)* (CPI+ 2.75%)**
EDO1018	01/10/2008	10 years from date of purchase	200.0	167.6	Floating (CPI+ 2.20%)* (CPI+ 2.75%)**
EDO1118	01/11/2008	10 years from date of purchase	500.0	63.9	Floating (CPI+ 3.00%)* (CPI+ 2.75%)**
EDO1218	01/12/2008	10 years from date of purchase	500.0	71.4	Floating (CPI+ 3.30%)* (CPI+ 2.75%)**
EDO0119	01/01/2009	10 years from date of purchase	500.0	59.1	Floating (CPI+ 3.30%)* (CPI+ 2.75%)**
EDO0219	01/02/2009	10 years from date of purchase	500.0	34.4	Floating (CPI+ 3.20%)* (CPI+ 2.75%)**
EDO0319	01/03/2009	10 years from date of purchase	500.0	80.4	Floating (CPI+ 3.90%)* (CPI+ 2.75%)**
EDO0419	01/04/2009	10 years from date of purchase	500.0	55.6	Floating (CPI+ 3.70%)* (CPI+ 2.75%)**
EDO0519	01/05/2009	10 years from date of purchase	500.0	59.7	Floating (CPI+ 3.40%)* (CPI+ 2.75%)**
EDO0619	01/06/2009	10 years from date of purchase	500.0	74.3	Floating (CPI+ 3.00%)* (CPI+ 2.75%)**
EDO0719	01/07/2009	10 years from date of purchase	500.0	91.3	Floating (CPI+ 3.40%)* (CPI+ 2.75%)**
EDO0819	01/08/2009	10 years from date of purchase	500.0	57.2	Floating (CPI+ 3.25%)* (CPI+ 2.75%)**
EDO0919	01/09/2009	10 years from date of purchase	500.0	80.5	Floating (CPI+ 3.15%)* (CPI+ 2.75%)**
EDO1019	01/10/2009	10 years from date of purchase	500.0	94.3	Floating (CPI+ 3.05%)* (CPI+ 2.75%)**

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)
EDO1119	01/11/2009	10 years from date of purchase	500.0	58.8	Floating (CPI+ 3.35%)* (CPI+ 2.75%)**
EDO1219	01/12/2009	10 years from date of purchase	500.0	94.2	Floating (CPI+ 3.65%)* (CPI+ 2.75%)**
EDO0120	01/01/2010	10 years from date of purchase	500.0	104.1	Floating (CPI+ 3.45%)* (CPI+ 2.75%)**
EDO0220	01/02/2010	10 years from date of purchase	500.0	112.9	Floating (CPI+ 3.25%)* (CPI+ 2.75%)**
EDO0320	01/03/2010	10 years from date of purchase	500.0	159.8	Floating (CPI+ 3.15%)* (CPI+ 2.75%)**
EDO0420	01/04/2010	10 years from date of purchase	500.0	17.5	Floating (CPI+ 2.35%)* (CPI+ 3.00%)**
EDO0520	01/05/2010	10 years from date of purchase	500.0	27.0	Floating (CPI+ 2.65%)* (CPI+ 3.00%)**
EDO0620	01/06/2010	10 years from date of purchase	500.0	17.2	Floating (CPI+ 2.85%)* (CPI+ 3.00%)**
EDO0720	01/07/2010	10 years from date of purchase	500.0	25.7	Floating (CPI+ 3.05%)* (CPI+ 3.00%)**
EDO0820	01/08/2010	10 years from date of purchase	500.0	21.8	Floating (CPI+ 2.95%)* (CPI+ 3.00%)**
EDO0920	01/09/2010	10 years from date of purchase	500.0	19.6	Floating (CPI+ 3.25%)* (CPI+ 3.00%)**
EDO1020	01/10/2010	10 years from date of purchase	500.0	40.7	Floating (CPI+ 3.25%)* (CPI+ 3.00%)**
EDO1120	01/11/2010	10 years from date of purchase	500.0	21.4	Floating (CPI+ 2.75%)* (CPI+ 3.00%)**
EDO1220	01/12/2010	10 years from date of purchase	500.0	27.2	Floating (CPI+ 2.45%)* (CPI+ 3.00%)**
EDO0121	01/01/2011	10 years from date of purchase	500.0	28.6	Floating (CPI+ 2.55%)* (CPI+ 3.00%)**
EDO0221	01/02/2011	10 years from date of purchase	500.0	68.8	Floating (CPI+ 2.65%)* (CPI+ 3.00%)**
EDO0321	01/03/2011	10 years from date of purchase	500.0	51.3	Floating (CPI+ 1.95%)* (CPI+ 3.00%)**
EDO0421	01/04/2011	10 years from date of purchase	500.0	37.9	Floating (CPI+ 2.15%)* (CPI+ 3.00%)**

As at December 31, 2011
Series No.	Issue Date	Maturity Date(1)	Issued	Outstanding	Interest Rate
(PLN millions)
EDO0521	01/05/2011	10 years from date of purchase	500.0	32.1	Floating (CPI+ 1.45%)* (CPI+ 3.00%)**
EDO0621	01/06/2011	10 years from date of purchase	500.0	24.7	Floating (CPI+ 1.25%)* (CPI+ 3.00%)**
EDO0721	01/07/2011	10 years from date of purchase	500.0	35.8	Floating (CPI+ 0.75%)* (CPI+ 3.00%)**
EDO0821	01/08/2011	10 years from date of purchase	500.0	36.3	Floating (CPI+ 1.55%)* (CPI+ 3.00%)**
EDO0921	01/09/2011	10 years from date of purchase	500.0	30.8	Floating (CPI+ 1.65%)* (CPI+ 3.00%)**
EDO1021	01/10/2011	10 years from date of purchase	500.0	22.2	Floating (CPI+ 1.45%)* (CPI+ 3.00%)**
EDO1121	01/11/2011	10 years from date of purchase	500.0	45.6	Floating (CPI+ 1.85%)* (CPI+ 3.00%)**
EDO1221	01/12/2011	10 years from date of purchase	500.0	38.6	Floating (CPI+ 1.45%)* (CPI+ 3.00%)**
Total			25,000.0	2,948.8
DOS0112	01/01/2010	2 years from date of purchase	1,000.0	243.3	4.75%
DOS0212	01/02/2010	2 years from date of purchase	1,000.0	77.7	4.50%
DOS0312	01/03/2010	2 years from date of purchase	1,000.0	86.8	4.50%
DOS0412	01/04/2010	2 years from date of purchase	1,000.0	60.1	4.25%
DOS0512	01/05/2010	2 years from date of purchase	1,000.0	47.7	4.00%
DOS0612	01/06/2010	2 years from date of purchase	1,000.0	69.3	4.00%
DOS0712	01/07/2010	2 years from date of purchase	1,000.0	122.1	4.00%
DOS0812	01/08/2010	2 years from date of purchase	1,000.0	132.0	4.00%
DOS0912	01/09/2010	2 years from date of purchase	1,000.0	92.5	4.00%
DOS1012	01/10/2010	2 years from date of purchase	1,000.0	134.0	4.00%
DOS1112	01/11/2010	2 years from date of purchase	1,000.0	107.1	4.00%
DOS1212	01/12/2010	2 years from date of purchase	1,000.0	91.6	4.00%
DOS0113	01/01/2011	2 years from date of purchase	1,000.0	61.3	4.00%
DOS0213	01/02/2011	2 years from date of purchase	1,000.0	94.4	4.50%
DOS0313	01/03/2011	2 years from date of purchase	1,000.0	142.6	4.50%
DOS0413	01/04/2011	2 years from date of purchase	1,000.0	92.7	4.50%
DOS0513	01/05/2011	2 years from date of purchase	1,000.0	94.4	4.50%
DOS0613	01/06/2011	2 years from date of purchase	1,000.0	84.8	4.50%
DOS0713	01/07/2011	2 years from date of purchase	1,000.0	65.1	4.50%
DOS0813	01/08/2011	2 years from date of purchase	1,000.0	69.0	4.50%
DOS0913	01/09/2011	2 years from date of purchase	1,000.0	68.4	4.50%
DOS1013	01/10/2011	2 years from date of purchase	1,000.0	59.2	4.50%
DOS1113	01/11/2011	2 years from date of purchase	1,000.0	79.9	4.50%
DOS1213	01/12/2011	2 years from date of purchase	1,000.0	136.9	4.50%
Total			24,000.0	2,312.9
____________
1)
A series with a maturity date expressed as being a date falling a specified time after the “date of purchase” will be sold to purchasers within the month following its stated issue date and will be repayable on that maturity date.

*	1st coupon period.
**	Following coupon periods.
Source:  Ministry of Finance

State Treasury External Debt

With a maturity at issuance of more than one year

	As at December 31, 2011
				Principal Amount
	Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)
				(U.S.$ millions)
Paris Club Creditors	JPY	1991	2014	79.5	—	3.407
Other External Creditors(2)
Collateralized Par Bonds	U.S.$	1994	2024	178.5	—	4.00(3)
Collateralized RSTA Bonds	U.S.$	1994	2024	118.5	—	4.75(3)
$100 million 7.75% Notes	U.S.$	1997	2017	100.0	—	7.750
EUR 744 million 5.5% Notes	EUR	2002	2012	961.6	—	5.500
$1.4 billion 6.25% Notes	U.S.$	2002	2012	1,362.9	—	6.250
EUR 3 billion 4.5% Notes	EUR	2003	2013	3,877.3	—	4.500
$1 billion 5.25% Notes	U.S.$	2003	2014	1,000.0	—	5.250
¥6.8 billion 2.6475% Notes	JPY	2004	2034	87.7	—	2.6475
¥16.8 billion 3.22% Notes	JPY	2004	2034	216.7	—	3.220
EUR 5.25 billion 4.2% Notes	EUR	2005	2020	6,785.3	—	4.200
EUR 500 million 4.45% Notes	EUR	2005	2035	646.2	—	4.450
CHF1.5 billion 2.625% Notes	CHF	2005	2015	1,594.8	—	2.625
¥75 billion 1.0% Notes	JPY	2005	2012	967.4	—	1.000
EUR 500 million 4.25% Notes	EUR	2005	2055	646.2	—	4.250
$81.81 million 3m Libor + 0.115% Notes	U.S.$	2005	2015	—	81.8	Floating (LIBOR 3M + 0.115%)
$1 billion 5.0% Notes	U.S.$	2005	2015	1,000.0	—	5.000
$100 million 5.408% Notes	U.S.$	2005	2035	100.0	—	5.408
¥50 billion 2.24% Notes	JPY	2005	2021	645.0	—	2.240
EUR 3 billion 3.625% Notes	EUR	2006	2016	3,877.3	—	3.625
¥25 billion 2.06% Notes	JPY	2006	2016	322.5	—	2.060
¥60 billion 2.62% Notes	JPY	2006	2026	774.0	—	2.620
EUR 1.5 billion 4.5% Notes	EUR	2007	2022	1,938.7	—	4.500
CHF725 million 2.875% Notes	CHF	2007	2012	770.8	—	2.875
CHF1 billion 3.25% Notes	CHF	2007	2019	1,063.2	—	3.250
¥50 billion 2.81% Notes	JPY	2007	2037	645.0	—	2.810
CHF250 million 3.625% Notes	CHF	2008	2017	265.8	—	3.625
¥25 billion 3.3% Notes	JPY	2008	2038	322.5	—	3.300
EUR 2 billion 5.625% Notes	EUR	2008	2018	2,584.9	—	5.625
EUR 1.75 billion 5.875% Notes	EUR	2009	2014	2,261.8	—	5.875
$3.5 billion 6.375% Notes	U.S.$	2009	2019	3,500.0	—	6.375
CHF750 million 3.0% Notes	CHF	2009	2014	797.4	—	3.000
EUR 500 million 4.675% Notes	EUR	2009	2019	646.2	—	4.675
EUR 410 million 5.125% Notes	EUR	2009	2024	529.9	—	5.125
¥23.3 billion 1.92% Notes	JPY	2009	2012	300.6	—	1.920
¥21.5 billion 2.34% Notes	JPY	2009	2014	277.3	—	2.340
EUR 3 billion 5.25% Notes	EUR	2010	2025	3,877.3	—	5.250
EUR 1.25 billion 3.75% Notes	EUR	2010	2017	1,615.6	—	3.750
CHF625 million 2.125% Notes	CHF	2010	2014	664.5	—	2.125
$1.5 billion 3.875% Notes	U.S.$	2010	2015	1,500.0	—	3.875
EUR 2.0 billion 4.0% Notes	EUR	2010	2021	2,584.9	—	4.000
¥28 billion 3.0% Notes	JPY	2011	2026	361.2	—	3.000
CHF350 million 2.75% Notes	CHF	2011	2016	372.1	—	2.750
$2.0 billion 5.125% Notes	U.S.$	2011	2021	2,000.0	—	5.125
EUR 460 million 5.361% Notes	EUR	2011	2026	594.5	—	5.361
¥25 billion 1.25% Notes	JPY	2011	2015	322.5	—	1.250
$2.0 billion 5.0% Notes	U.S.$	2011	2022	2,000.0	—	5.000
European Investment Bank (1.6784)	U.S.$	1993	2013	2.5(4)	—	6.80(5)
European Investment Bank (1.7728)	EUR	1994	2014	32.3(4)	—	5.80(5)
European Investment Bank (1.8856)	EUR	1996	2016	43.1(4)	—	5.38(5)
European Investment Bank (1.9949)	EUR	1998	2022	168.5(4)	—	4.80(5)
European Investment Bank (1.7567)	EUR	1998	2018	84.1(4)	—	4.50(5)
European Investment Bank (1.7701)	EUR	1998	2018	60.4(4)	—	4.10(5)
European Investment Bank (1.7569)	EUR	1998	2018	72.9(4)	—	3.75(5)
European Investment Bank (20.554)	EUR	2000	2019	21.4(4)	—	4.94(5)
European Investment Bank (20.574)	EUR	2000	2020	33.7(4)	—	4.40(5)
European Investment Bank (21.223)	EUR	2001	2020	37.7(4)	—	3.90(5)
European Investment Bank (21.153)	EUR	2001	2020	134.4(4)	—	3.62(5)
European Investment Bank (21.229)	EUR	2001	2020	126.7(4)	—	4.27(5)
European Investment Bank (21.424)	EUR	2001	2031	301.0(4)	—	4.36(5)
European Investment Bank (21.605)	EUR	2002	2026	89.5(4)	—	4.47(5)
European Investment Bank (22.290)	EUR	2003	2030	628.0(4)	—	4.21(5)
European Investment Bank (22.070)	EUR	2003	2032	64.7(4)	—	4.62(5)

As at December 31, 2011
Principal Amount
Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)
(U.S.$ millions)
European Investment Bank (22.724)	EUR	2004	2017	187.2(4)	—	3.69(5)
European Investment Bank (22.900)	EUR	2004	2017	280.8(4)	—	3.69(5)
European Investment Bank (22.896)	EUR	2004	2025	187.1(4)	—	4.88(5)

As at December 31, 2011
Principal Amount
Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)
(U.S.$ millions)
European Investment Bank (23.379)	EUR	2005	2013	323.4(4)	—	3.75(5)
European Investment Bank (23.646)	EUR	2006	2019	562.8(4)	—	4.25(5)
European Investment Bank (23.715)	EUR	2006	2027	452.7(4)	—	4.51(5)
European Investment Bank (24.128)	EUR	2007	2039	75.0(4)	—	3.20(5)
European Investment Bank (24.308)	EUR	2007	2016	614.4(4)	—	4.07(5)
European Investment Bank (24.519)	EUR	2008	2018	776.1(4)	—	4.03(5)
European Investment Bank (25.093)	EUR	2009	2019	—	873.1(4)	Floating (1st tranche: EURIBOR 6M+0,272%; 2nd tranche: EURIBOR 6M-0,074%:).
European Investment Bank (25.771-01)	EUR	2010	2020	—	776.1(4)	Floating (EURIBOR 6M-0,082%)
European Investment Bank (25.771-02)	EUR	2011	2025	1,293.5(4)	—	3.72
European Investment Bank (31.785)…..	EUR	2011	2021	—	181.1(4)	Floating (EURIBOR 6M+0,341%)
European Investment Bank (31.786)…..	EUR	2011	2021	—	388.0(4)	Floating (EURIBOR 6M+0,341%)
World Bank	U.S.$	1996	2013	—	4.2	Floating (LIBOR 6M+Variable Spread)
World Bank	EUR	1996	2013	—	4.1(4)	Floating (LIBOR 6M+Variable Spread)
World Bank	U.S.$	1997	2012	—	15.0	Floating (LIBOR 6M+Variable Spread)
World Bank	EUR	1997	2012	—	17.9(4)	Floating (LIBOR 6M+Variable Spread)
World Bank	U.S.$	1997	2012	—	19.8	Floating (LIBOR 6M+Variable Spread)
World Bank	EUR	1999	2014	—	90.5(4)	Floating (LIBOR 6M+Variable Spread)
World Bank	EUR	2000	2015	—	53.1(4)	Floating (LIBOR 6M+0.55%)
World Bank	EUR	2000	2016	—	14.5(4)	Floating (LIBOR 6M+0.55%)
World Bank	EUR	2004	2014	—	128.5(4)	Floating (LIBOR 6M+0.55%)
World Bank	EUR	2004	2014	—	206.7(4)	Floating (LIBOR 6M+0.50%)
World Bank	EUR	2004	2018	—	28.6(4)	Floating (LIBOR 6M+0.50%)
World Bank	EUR	2005	2018	—	64.2(4)	Floating (LIBOR 6M+0.50%)
World Bank	EUR	2006	2021	—	84.8(4)	Floating (LIBOR 6M+0.50%)
World Bank	EUR	2006	2020	—	175.1(4)	Floating (LIBOR 6M+0.52%)
World Bank	EUR	2007	2021	—	24.1(4)	Floating (LIBOR 6M+0.52%)
World Bank	EUR	2008	2038	—	1,260.1(4)	Floating (LIBOR 6M+0.52%)
World Bank	EUR	2009	2039	—	1,292.4(4)	Floating (LIBOR 6M+0.52%)

As at December 31, 2011
Principal Amount
Currency	Year of Issue	Year of Maturity	Fixed Rate	Floating Rate	Interest Rate(1)
(U.S.$ millions)
						6M+0.52%)
World Bank	EUR	2010	2030	—	1,292.4(4)	Floating (LIBOR 6M+Variable Spread)
World Bank	EUR	2011	2031	—	969.3(4)	Floating (LIBOR 6M+Variable Spread)
Council of Europe Development Bank	EUR	1999	2014	3.5(4)	—	4.55
Council of Europe Development Bank	EUR	1999	2014	4.2(4)	—	5.57
Council of Europe Development Bank	EUR	1999	2014	7.0(4)	—	5.56
Council of Europe Development Bank	EUR	2000	2015	1.8(4)	—	5.99
Council of Europe Development Bank	EUR	2000	2015	12.6(4)	—	5.78
Council of Europe Development Bank	EUR	2000	2015	3.4(4)	—	5.78
Council of Europe Development Bank	EUR	2001	2016	7.2(4)	—	5.31
Council of Europe Development Bank	EUR	2001	2016	4.7(4)	—	5.41
Council of Europe Development Bank	EUR	2002	2017	4.6(4)	—	4.98
Council of Europe Development Bank	EUR	2002	2017	0.1(4)	—	4.59
Council of Europe Development Bank	EUR	2001	2016	54.6(4)	—	5.33
Council of Europe Development Bank	EUR	2001	2016	15.8(4)	—	5.35
Council of Europe Development Bank	EUR	2002	2016	32.5(4)	—	5.4425
Council of Europe Development Bank	EUR	2002	2017	9.4(4)	—	5.2
Council of Europe Development Bank	EUR	2003	2018	—	22.6(4)	Floating (EURIBOR 3M+0.24%)
Council of Europe Development Bank	EUR	2005	2020	—	5.8(4)	Floating (EURIBOR 6M+0.07%)
Council of Europe Development Bank	EUR	2005	2020	—	2.9(4)	Floating (EURIBOR 3M+0.06%)
Council of Europe Development Bank	EUR	2006	2021	22.6(4)	—	4.29
Council of Europe Development Bank	EUR	2008	2033	—	1.3(4)	Floating (EURIBOR 3M+0.09%)
Council of Europe Development Bank	EUR	2009	2024	—	6.5(4)	Floating (EURIBOR 3M+0.81%)
Council of Europe Development Bank	EUR	2010	2025	—	9.0(4)	Floating (EURIBOR 3M+0.51%)
Council of Europe Development Bank	EUR	2005	2020	—	2.9(4)	Floating (EURIBOR 3M+0.09%)
Other loans	JPY	1990	2015	52.2	—	2.90
TOTAL				63,922.3	8,190.4
____________
In this table “EUR” means Euro, “U.S.$” means United States dollar, “JPY” means Japanese yen and “CHF” means Swiss franc.
(1)	The interest rate on floating rate external debt is reset periodically by reference to a number of different bases.
(2)	External debt payable to international finance institutions is generally payable in installments over the life of the loans; the remainder is repayable in a single installment at maturity.
(3)	Increasing in stages to 5.00% in 2015.
(4)	The exchange rate as at December 31, 2011.
(5)	The interest rate of the last tranche.
* VSL - LIBOR-Based Variable Spread Loan - based on 6-month LIBOR in each currency valued on the relevant rate-setting date.
Source:  Ministry of Finance

State Guarantees and Sureties

With a maturity at issuance of more than one year

	As at December 31, 2011
	Maturities
	2012	2013	2014	2015	2016	2017
	(PLN millions)
Foreign guarantees	1,639.5	2,383.5	2,525.6	1,790.1	1,869.9	1,720.1
Domestic sureties and guarantees	2,696.5	1,661.9	8,872.6	1,194.1	1,332.7	1,556.7
TOTAL	4,336.0	4,045.5	11,398.2	2,984.2	3,202.6	3,276.8
____________
Source: Ministry of Finance

ISSUER

The State Treasury of the Republic of Poland Ministry of Finance ul. Świętokrzyska 12 00-916 Warsaw Poland

FISCAL AGENT

Citibank N.A., London Citigroup Centre Canada Square London E14 5LB England

LEGAL ADVISERS

To the Republic of Poland as to United States law:	To the Republic of Poland as to Polish law:

White & Case LLP 5 Old Broad Street London EC2N 1DW England	White & Case W. Daniłowicz, W. Jurcewicz i Wspólnicy -Kancelaria Prawna Spółka Komandytowa Centrum Królewska ul. Marszałkowska 142 00-061 Warsaw Poland

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